Exhibit 2.1

STOCK AND ASSET PURCHASE AGREEMENT

by and between

ASHLAND INC.

and

CD&R SEAHAWK BIDCO, LLC

February 18, 2014

TABLE OF CONTENTS

ARTICLE 1.
	DEFINITIONS AND TERMS	1
Section 1.1.	Definitions.	1
Section 1.2.	Index of Defined Terms.	18
Section 1.3.	Interpretation and Construction.	22

ARTICLE 2.
	PURCHASE AND SALE	23
Section 2.1.	Transferred/Excluded Assets; Transferred Company Equity Interests; Assumed/Excluded Liabilities.	22
Section 2.2.	Purchase Price at Closing.	26
Section 2.3.	Purchase Price Adjustment following Closing for Net Working Capital and Net Indebtedness.	27
Section 2.4.	Purchase Price Adjustment following Closing for Net Funded Level.	29
Section 2.5.	Allocation of the Consideration.	31
Section 2.6.	Withholding.	33

ARTICLE 3.
	CLOSING	34
Section 3.1.	Closing.	34
Section 3.2.	Closing; Deliveries.	37

ARTICLE 4.

ARTICLE 5.
	REPRESENTATIONS AND WARRANTIES OF SELLER	41
Section 5.1.	Organization.	41
Section 5.2.	Authority; Binding Effect.	41

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ARTICLE 6.

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Section 6.8.	Financing.	58
Section 6.9.	Solvency.	59
Section 6.10.	Sponsor Guarantee.	60
Section 6.11.	Buyer’s Investigation.	60

ARTICLE 7.

ARTICLE 8.
	CERTAIN EMPLOYEE MATTERS.	80
Section 8.1.	Employees.	80
Section 8.2.	Continuation of Employment.	80
Section 8.3.	Offers of Employment.	82
Section 8.4.	Continuation of Compensation and Benefits.	82

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ARTICLE 9.

ARTICLE 10.
	INDEMNIFICATION	101
Section 10.1.	Survival.	101

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ARTICLE 11.
	TERMINATION	109
Section 11.1.	Termination Events.	109
Section 11.2.	Effect of Termination.	109

ARTICLE 12.

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Exhibits

Exhibit A	Form of Assumption Agreement
Exhibit B	Form of Copyright Assignment Agreement
Exhibit C	Form of Domain Name Assignment Agreement
Exhibit D	Form of General Assignment Agreement
Exhibit E	Form of Hercules License Agreement
Exhibit F	Form of Intellectual Property Cross-License Agreement
Exhibit G	Form of Patent Assignment Agreement
Exhibit H	Form of Trademark Assignment Agreement
Exhibit I	Form of Trademark License Agreement
Exhibit J	Form of Transition Services Agreement
Exhibit K	Form of Local Offer Letter
Exhibit L	Restructuring Transactions

Annexes

Annex A-1	Transferred Assets
Annex A-2	Excluded Assets
Annex B-1	Assumed Liabilities
Annex B-2	Excluded Liabilities
Annex C-1	Assumed Environmental Liabilities
Annex C-2	Excluded Environmental Liabilities
Annex D-1	Asset Selling Corporations
Annex D-2	Entity Selling Corporations and Transferred Companies
Annex E	Transferred Companies and Transferred Company Subsidiaries
Annex F	Additional Employees
Annex G	Excluded Employees
Annex H	Jurisdictions for Business Transfer Documents
Annex I	Closing Account Principles
Annex J	Excepted Selling Corporations and Excepted Jurisdictions

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STOCK AND ASSET PURCHASE AGREEMENT

This Stock and Asset Purchase Agreement is made and entered into as of the 18th day of February, 2014 by and between ASHLAND INC., a corporation organized under the laws of Kentucky (“Seller”); and CD&R SEAHAWK BIDCO, LLC, a limited liability company organized under the laws of Delaware (“Buyer”).

W I T N E S S E T H:

WHEREAS, Seller desires to sell, and Buyer desires to acquire, the Business (as defined below);

WHEREAS, prior to the Closing, in connection with the transactions contemplated herein, the Selling Corporations (as defined below) shall have consummated the transactions set forth on Exhibit L, including any modifications to such transactions made in accordance with this Agreement (the “Restructuring Transactions”);

WHEREAS, Seller owns, directly or indirectly, the Asset Selling Corporations (as defined below) and the Entity Selling Corporations (as defined below);

WHEREAS, Seller and the Asset Selling Corporations directly own the Transferred Assets (as defined below);

WHEREAS, the Entity Selling Corporations (as defined below) directly own the Transferred Company Equity Interests (as defined below); and

WHEREAS, the Transferred Companies (as defined below) own, directly or indirectly, the Transferred Company Subsidiary Equity Interests (as defined below); and

WHEREAS, the parties desire that (a) Seller and the Asset Selling Corporations sell and transfer the Transferred Assets to Buyer and the Buyer Corporations (as defined below), (b) Buyer and the Buyer Corporations assume the Assumed Liabilities (as defined below) and (c) the Entity Selling Corporations sell and transfer the Transferred Company Equity Interests to Buyer and the Buyer Corporations, in each case upon the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the promises and the mutual covenants and undertakings contained herein, subject to and on the terms and conditions herein set forth, and intending to be bound hereby, the parties agree as follows:

ARTICLE 1.
DEFINITIONS AND TERMS

Section 1.1.         Definitions.

As used in this Agreement, the following terms shall have the meanings set forth or as referenced below:

“Accounts Payable” shall mean (i) all trade accounts payable and other payment obligations to suppliers of the Business, including all trade accounts payable representing amounts payable in respect of goods shipped or products sold or services rendered; (ii) all other accounts and notes payable of the Business; and (iii) any Liabilities related to any of the foregoing, in each case (a) to the extent related to the Business and (b) excluding intercompany accounts and notes payable to Seller or any of its Affiliates (other than the Transferred Entities).

“Accounts Receivable” shall mean (i) all trade accounts receivable and other rights to payment from customers of the Business, including all trade accounts receivable representing amounts receivable in respect of goods shipped or products sold or services rendered to customers of the Business; (ii) all other accounts and notes receivable of the Business; and (iii) any claims, remedies and other rights related to any of the foregoing, in each case (a) to the extent related to the Business and (b) excluding intercompany accounts and notes receivable from Seller or any of its Affiliates (other than the Transferred Entities).

“Acquisition” shall mean the purchase and sale of the Transferred Assets and the Transferred Company Equity Interests and the assumption of the Assumed Liabilities.

“Affiliate” shall mean, with respect to any specified Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such specified Person at any time during the period for which the determination of affiliation is being made.  The term “control” (including, with correlative meaning, the terms “controlling”, “controlled by” and “under common control with”), as used with respect to any specified Person, means the possession, directly or indirectly, of the power to elect a majority of the board of directors (or other governing body) or to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” shall mean this Stock and Asset Purchase Agreement between the parties hereto, as the same may be amended or supplemented from time to time in accordance with the terms hereof.

“Allocated Account Payable” shall mean any third-party Account Payable relating to more than one business unit of Seller, to the extent such Account Payable is allocated to the Business, consistent with the Closing Accounts Principles.

“Allocated Account Receivable” shall mean any third-party Account Receivable relating to more than one business unit of Seller, to the extent such Account Receivable is allocated to the Business, consistent with the Closing Accounts Principles.

“Ancillary Agreements” shall mean the Assumption Agreement, the Business Transfer Documents, the Copyright Assignment Agreement, the Domain Name Assignment Agreement, the General Assignment Agreement, the Hercules License Agreement, the Intellectual Property Cross-License Agreement, the Patent Assignment Agreement, the Trademark Assignment Agreement, the Trademark License Agreement, the Transition Services Agreement and all other agreements, documents and instruments executed and delivered in connection with the transactions contemplated by this Agreement.

“Antitrust Approvals” shall mean any required filing, consent, approval or action required to be made or obtained relating to the Acquisition or advance ruling certificate or no-action letter required to obtain an exemption therefrom, in each case pursuant to the Competition Laws of any Governmental Authority.

“Asset Selling Corporations” shall mean those entities listed on Annex D-1 (which annex may be updated or modified from time to time by Seller with the consent of Buyer, such consent not to be unreasonably withheld, delayed or conditioned).

“Assumed Liabilities” shall collectively refer to those Liabilities listed on Annex B-1 and those Liabilities listed on Annex C-1.

“Brazil Judicial Deposits” shall mean those judicial deposits paid by Hercules do Brasil Produtos Quimicos Ltda. in respect of Proceedings in Brazil.

“Business” shall mean the business conducted by the segment of Seller known as “Ashland Water Technologies,” conducted by Seller, the Asset Selling Corporations and the Transferred Entities, consisting of the manufacture, sale and/or provision of the following products and services:

(i)           the following process chemicals, whether or not as part of an integrated package that includes end-use consultation services: deposit and scale control agents, corrosion inhibitors, production aids, liquid/solid separation aids, defoamers, biocides, retention aids, frothers and collection aids, crepe and release additives and other process additives, in each case for the pulp and paper manufacturing, mining and mineral processing, metals, biorefining, food and beverage processing, upstream oil and gas, oil refining, chemicals processing, transportation and plastics processing industries;

(ii)          (A) specialized chemicals, (B) performance-based feed and control systems, proprietary monitoring devices and remote system surveillance and (C) consulting services, in each case, for the treatment of influent, boiler water, cooling water and fuel and waste streams for the pulp and paper manufacturing, mining and mineral processing, metals, power generation, upstream oil and gas , hydrocarbon processing, chemicals processing, biorefining, food and beverage, commercial and institutional, transportation, pharmaceutical, microelectronics, general manufacturing and municipal waste-water treatment industries;

(iii)         specialty chemicals for the paper industry that impart specific properties such as wet or dry strength, liquid holdout, softness, absorbancy and printability to the final paper or board to industrial users in the packaging, tissue and towel, and printing and writing industries; and

(iv)         specialty chemicals for the following applications: label adhesives (SMA), ceiling tiles (PAE) and adhesives for the building products market (Soyad).

provided that the “Business” shall not include the manufacture, sale and/or provision of the following (collectively, the “Retained Overlapping Businesses”):

(a)  adhesives sold by the business segment of Seller known as “Ashland Specialty Ingredients” (“ASI”) or by the business segment of Seller known as “Ashland Performance Materials” (“APM”);

(b)  process chemicals and additives sold by ASI either (i) as of the date of this Agreement or (ii) for scale control (except in boiler and cooling water applications), corrosion control (except in boiler and cooling water applications), biocides (except in boiler and cooling water applications), polyacrylamide and non-polyacrylamide friction reducers, defoamers, shale swell inhibitors, natural and synthetic rheology modifiers, fracking fluid reclamation, food and beverage processing aids, dispersion aides and dust control, in each of cases (A) and (B), for the upstream oil and gas industry, the mining and mineral processing industry, the food and beverage industry and the metals and metal processing industry;

(c)  coating rheology chemicals and carboxymethyl cellulose sold by ASI as a wet/dry strength or curl control agent to the pulp and paper manufacturing industry;

(d)  defoamers sold by ASI into industry segments including the coatings, construction, inks, printing, metal working, mining, adhesives,  rubber, agricultural, pigment and pigment dispersions, automotive, upstream oil and gas, food processing, electronics, emulsion polymerization and pharmaceuticals industries;

(e)  biocides, preservatives and fungicides sold by ASI into industry segments including the coatings, construction, inks, personal care, printing, metal working, mining, adhesives,  rubber, agricultural, pigment and pigment dispersions, automotive, energy, food processing, electronics, emulsion polymerization, home care, textiles, plastics processing and pharmaceuticals industries;

(f)  process chemicals and additives sold by ASI and used for emulsion polymerization and suspension polymerization processes; and

(g) specialty chemicals sold by ASI and used for water re-use, water clarification and wastewater treatment for the upstream oil and gas industry, the mining and mineral processing industry, the food and beverage industry, the metals and metal processing industry and the textiles industry; provided that in no event shall the metric tonnage of such chemicals sold by ASI in any fiscal year exceed 110% of the metric tonnage sold during the fiscal year ended September 30, 2013.

“Business Day” shall mean any day other than a Saturday, a Sunday or a day on which banks in New York, New York, U.S.A., are authorized or obligated by Law or executive order to close.

“Business Products” shall mean all products that have been or are being designed, manufactured, promoted, distributed, marketed and/or sold by the Seller Affiliates exclusively in the conduct of the Business.

“Buyer Corporations” shall mean those Affiliates of Buyer that are purchasing all or part of the Transferred Assets or all or part of the Transferred Company Equity Interests, or assuming all or part of the Assumed Liabilities, and to which the rights of Buyer to purchase the

Transferred Assets and the Transferred Company Equity Interests and assume the Assumed Liabilities hereunder and under the Business Transfer Documents may be assigned in accordance with Section 12.3.

“Buyer Material Adverse Effect” shall mean any effect or change that, individually or in the aggregate, (i) prevents or materially impedes or delays the consummation of the Acquisition or (ii) has a material adverse effect on the ability of Buyer to perform its obligations under this Agreement and the Ancillary Agreements.

“Buyer VAT Balances” means all cash balances held by Seller and its Affiliates as a deposit for VAT payable in accordance with applicable Law by Buyer or its Affiliates in relation to any supply.

“Cash Equivalents” shall mean (i) cash, checks, money orders, marketable securities, short-term instruments and other cash equivalents, funds in time and demand deposits or similar accounts, and any evidence of Indebtedness issued or guaranteed by the United States government and (ii) the Brazil Judicial Deposits.

“CERCLA” shall have the meaning set forth in the definition of Environmental Law.

“CETESB” means CETESB – Environmental Agency of São Paulo.

“China Bank Drafts” means those bank drafts payable to Ashland (China) Holdings Co., Ltd.

“Closing” shall mean the closing of the Acquisition.

“Code” shall mean the U.S. Internal Revenue Code of 1986.

“Commingled Contract” shall mean any Contract pursuant to which a Person other than Seller or any of its Affiliates provides assets, services, rights or benefits to Seller or one or more of its Affiliates (including the Transferred Entities) in respect of (i) the Business and (ii) one or more other businesses of Seller or any Affiliate of Seller.

“Competition Laws” shall mean Laws that are designed or intended to prohibit, restrict or regulate actions, including transactions, acquisitions and mergers, having the purpose or effect of creating or strengthening a dominant position, monopolization, lessening of competition or restraint of trade.

“Confidentiality Agreement” shall mean the Confidentiality Agreement between Seller and Buyer, dated October 11, 2013.

“Consideration” shall mean the combined amount of the Purchase Price (as it may be adjusted pursuant to Sections 2.2, 2.3, 2.4 and 9.7) and the Assumed Liabilities.

“Consent” shall mean any consent, approval or authorization of, notice to, permit, or designation, registration, declaration or filing with, any Person.

“Contract” shall mean any written agreement, contract, lease, license or commitment.

“Covered Taxes” shall mean any accrued and unpaid Taxes (other than income Taxes) of the Transferred Entities, as of the Closing Date.

“Credit Support Obligations” shall mean letters of credit, guarantees, surety bonds and other credit support instruments issued by Seller or any of its Affiliates or third parties on behalf of Seller with respect to the Business.

“Effective Time” shall mean, with respect to each jurisdiction in which any Transferred Assets or Transferred Company Equity Interests are transferred to, and any Assumed Liabilities are assumed by, Buyer or the applicable Buyer Corporation, 11:59 p.m. local time in such jurisdiction on the Closing Date.

“Employee” shall mean, as of any date, (i) any individual (other than an employee of a corporate resource group) who is an employee of Seller or any Asset Selling Corporation and who is charged exclusively to a Business cost center, (ii) any individual who is an employee of any Transferred Entity and (iii) any other individual listed on Annex F (by identification number), in each case, including any such individual who is an Inactive Employee; provided that any individual set forth on Annex G shall not be an “Employee”.

“Employee Benefit Plan” shall mean any written or oral (i) Employee Pension Benefit Plan, (ii) Employee Welfare Benefit Plan, (iii) nonqualified deferred compensation retirement plan or arrangement, or (iv) any agreement, plan, program, fund, policy, contract or arrangement providing compensation, pension, retirement, superannuation, profit sharing, thirteenth month, severance, termination indemnity, retention, change in control, redundancy pay, bonus, incentive compensation, group insurance, death benefit, health, welfare, cafeteria, flexible benefit, medical expense reimbursement, dependent care, stock option, stock purchase, stock appreciation or other stock-based rights, savings, consulting, vacation pay, holiday pay, life insurance, or other employee benefit or fringe benefit plan, program or arrangement, regardless of whether it is private, funded, unfunded, financed by the purchase of insurance, contributory or non-contributory.

“Employee Pension Benefit Plan” shall have the meaning set forth in Section 3(2) of ERISA, whether or not subject to ERISA.

“Employee Welfare Benefit Plan” shall have the meaning set forth in Section 3(1) of ERISA, whether or not subject to ERISA.

“Encumbrance” shall mean all mortgages, liens, charges, pledges, security interests or other similar encumbrances of any nature.

“Entity Selling Corporations” shall mean the entities set forth on Annex D-2 (which annex may be updated or modified from time to time by Seller with the consent of Buyer, such consent not to be unreasonably withheld, delayed or conditioned) under the caption “Entity Selling Corporation.”

“Environmental Law” shall mean Laws or Orders relating to pollution or protection of the environment or natural resources (including the generation, use, storage, management, treatment, transportation, disposal, presence, Release or threatened Release of any Hazardous Material) or occupational health and safety, such as the Clean Air Act, 42 U.S.C. Section 7401 et seq.; the Clean Water Act, 33 U.S.C. Section 1251 et seq. and the Water Quality Act of 1987; the Federal Insecticide, Fungicide, and Rodenticide Act, 7 U.S.C. Section 136 et seq.; the Marine Protection, Research and Sanctuaries Act, 33 U.S.C. Section 1401 et seq.; the National Environmental Policy Act, 42 U.S.C. Section 4321 et seq.; the Noise Control Act, 42 U.S.C. Section 4901 et seq.; the Occupational Safety and Health Act, 29 U.S.C. Section 651 et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. Section 6901 et seq., as amended by the Hazardous and Solid Waste Amendments of 1984; the Safe Drinking Water Act, 42 U.S.C. Section 300f et seq.; the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), 42 U.S.C. Section 9601 et seq., as amended by the Superfund Amendments and Reauthorization Act, the Emergency Planning and Community Right-to- Know Act, and Radon Gas and Indoor Air Quality Research Act; the Toxic Substances Control Act, 15 U.S.C. Section 2601 et seq.; the Atomic Energy Act, 42 U.S.C. Section 2011 et seq., and the Nuclear Waste Policy Act of 1982, 42 U.S.C. Section 10101 et seq.

“Environmental Liability” shall mean any Liability (including for costs of investigation, remediation or monitoring, medical monitoring, natural resources or other damages, fines, penalties, professional fees or settlements) relating to, arising under or resulting from (i) any actual or alleged (x) compliance or noncompliance with any Environmental Law or Governmental Authorization issued thereunder, (y) generation, use, storage, management, treatment, transportation, or disposal of any Hazardous Material or (z) presence, Release or threatened Release of, or human exposure to, any Hazardous Material or (ii) any Contract, Proceeding or Order with respect to any of the foregoing.

“Environmental Notice” shall mean any written complaint, citation, notice, demand or claim arising from or regarding any actual or alleged noncompliance with any Environmental Law or Governmental Authorization issued thereunder, or any potential responsibility for assessment, response, removal, remediation, corrective action or monitoring costs under any Environmental Law, including such notice from any Governmental Authority charged with enforcing Environmental Law, whether in the United States or a foreign jurisdiction.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to 4001(a)(14) of ERISA.

“EU Merger Regulation” shall mean Council Regulation (EC) No. 139/2004 of 20 January 2004 on the control of concentrations between undertakings (published in the Official Journal of the European Union on January 29, 2004 at L 24/1).

“European Commission” shall mean the Commission of the European Union.

“Excepted Fundamental Representations” shall mean the representations set forth in (i) with respect to Seller, Section 5.1 (Organization) and Section 5.7 (Equity Interests in the Transferred Entities; Equity Interests in Other Persons) solely to the extent applicable to Equity Interests in Transferred Entities organized under the laws of China, Russia, Germany or Brazil and (ii) with respect to Buyer, Section 6.1 (Organization).

“Excepted Jurisdictions” shall mean those jurisdictions set forth under the heading “Excepted Jurisdictions” on Annex J.

“Excepted Selling Corporations” shall mean those Selling Corporations set forth under the heading “Excepted Selling Corporations” on Annex J.

“Excluded Liabilities” shall collectively refer to those Liabilities listed on Annex B-2 and those Liabilities listed on Annex C-2.

“Former Employee” shall mean any individual who previously was an Employee but who has ceased to be an Employee as of immediately prior to the Effective Time.

“Fundamental Representations” shall mean the representations and warranties set forth in (i) with respect to Seller, Section 5.1 (Organization), Section 5.2 (Authority; Binding Effect), Section 5.7 (Equity Interests in the Transferred Entities; Equity Interests in Other Persons) solely to the extent applicable to Equity Interests in Transferred Entities organized under the laws of China, Russia, Germany or Brazil, and Section 5.23 (Brokers) and (ii) with respect to Buyer, Section 6.1 (Organization), Section 6.2 (Authority; Binding Effect) and Section 6.7 (Brokers).

“Funded Indebtedness” shall mean, without duplication, the outstanding principal portion of, accrued and unpaid interest on, and prepayment premiums, penalties or other fees payable with respect to, any Indebtedness of the Transferred Entities. Notwithstanding the foregoing, “Funded Indebtedness” shall not include (i) any Liabilities of the Transferred Entities that are Excluded Liabilities or that are taken into account in the calculation of (A) the Intercompany Payable Amount, (B) Net Working Capital or (C) Net Funded Level or (ii) any obligations of the Transferred Entities for the reimbursement of any obligor on any letter of credit, banker’s acceptance, guarantee or similar credit transaction (provided there is no outstanding demand for reimbursement thereunder).

“GAAP” shall mean generally accepted accounting principles and practices in effect in the United States from time to time.

“Governmental Authority” shall mean any supranational, national, federal, state, provincial, local or municipal court, administrative or regulatory agency or other governmental authority (or any department, agency or political subdivision thereof).

“Governmental Authorizations” shall mean all licenses, permits, consents, certificates, exemptions, registrations, waivers and other authorizations and approvals required to carry on the Business under applicable Laws of any Governmental Authority.

“Governmental Entity” shall mean any transnational, multinational, domestic or foreign federal, state, provincial or local governmental, regulatory or administrative authority, instrumentality, department, court, arbitrator, agency, commission or official, including any political subdivision thereof, any state-owned or state-controlled enterprise, or any non-governmental self-regulatory agency, commission or authority.

“Governmental Official” shall mean any: (i) officer, employee or other Person acting for or on behalf of any Governmental Entity or public international organization; or (ii) holder of or candidate for public office, political party or official thereof or member of a royal family, or any other Person acting for or on behalf of the foregoing.

“Hazardous Material” shall mean any material, substance or waste defined or regulated in relevant form, quantity or concentration as hazardous or toxic (or words of similar import) pursuant to any Environmental Law, including any petroleum, waste oil or petroleum constituents or by-products or asbestos.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Inactive Employee” shall mean any individual who is absent from active employment on the Closing Date on account of vacation, ordinary sick leave reasonably expected to result in an absence of short duration, short-term disability, leave under Part 1 of the Company’s long-term disability plan, leave under the U.S. federal Family and Medical Leave Act or leave under any similar U.S. state Law, leave under any local Law which preserves reemployment rights for the individual or any other approved leave of absence.

“Indebtedness” of any Person shall mean, without duplication, (i) all obligations of such Person for money borrowed; (ii) all obligations of such Person evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable, (iii) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance, guarantee or similar credit transaction (but only to the extent that there has been a demand made for reimbursement thereunder), (iv) all obligations of such Person under any lease of property, real or personal, that are or are required to be classified as a capital lease in accordance with GAAP, (v) all obligations of such Person under conditional sale or other title retention agreements relating to any property purchased by such Person, (vi) all obligations of such Person under interest rate, currency or commodity derivatives or hedging transactions (valued at the termination value thereof) and (vii) all obligations of such Person issued or assumed as the deferred purchase price of property or services (excluding obligations of such Person for raw materials, inventory services and supplies incurred in the ordinary course of business consistent with past practice), in each case, other than Taxes.

“Indemnified Withholding Tax” shall mean any withholding Tax imposed on payments made (or Assumed Liabilities assumed) by or on behalf of Buyer or any Buyer Corporation pursuant to Section 2.1, 2.2, 2.3 or 2.4 (or imposed on Seller or any Selling Corporation with respect to such payments) that would not have been imposed had Buyer or the applicable Buyer Corporation been organized or resident for Tax purposes in the same jurisdiction as Seller or the applicable Selling Corporation in respect of which the applicable payment was made.

“Information Technology” shall mean all hardware, Software, middleware, firmware, data, databases, data communication lines, computers, network and telecommunications equipment, Internet-related information technology infrastructure, wide area network and all other information technology equipment.

“Intercompany Payable Amount” shall mean (i) all trade accounts payable and other payment obligations of the Transferred Entities to their suppliers, including all trade accounts payable representing amounts payable in respect of goods shipped or products sold or services rendered; (ii) all other accounts and notes payable of the Transferred Entities; and (iii) any Liabilities related to any of the foregoing, in each case to the extent payable to Seller or any of its Affiliates (other than the Transferred Entities).

“Intercompany Receivable Amount” shall mean (i) all trade accounts receivable and other rights to payment of the Transferred Entities from their customers, including all trade accounts receivable representing amounts receivable in respect of goods shipped or products sold or services rendered; (ii) all other accounts and notes receivable of the Transferred Entities; and (iii) any claims, remedies and other rights related to any of the foregoing, in each case to the extent receivable from Seller or any of its Affiliates (other than the Transferred Entities).

“Intracompany Payable Amount” shall mean (i) all trade accounts payable and other payment obligations of the Transferred Entities to their suppliers, including all trade accounts payable representing amounts payable in respect of goods shipped or products sold or services rendered; (ii) all other accounts and notes payable of the Transferred Entities; and (iii) any Liabilities related to any of the foregoing, in each case to the extent payable to the other Transferred Entities.

“Intracompany Receivable Amount” shall mean (i) all trade accounts receivable and other rights to payment of the Transferred Entities from their customers, including all trade accounts receivable representing amounts receivable in respect of goods shipped or products sold or services rendered; (ii) all other accounts and notes receivable of the Transferred Entities; and (iii) any claims, remedies and other rights related to any of the foregoing, in each case to the extent receivable from the other Transferred Entities.

“Interest Rate” shall mean the United States Federal Funds Rate plus 1.25% (125 basis points).

“IRS” shall mean the United States Internal Revenue Service.

“Inventory” shall mean (i) all inventory (x) owned by any Transferred Entity or (y) owned by Seller or any Asset Selling Corporation used primarily in the Business or held for sale primarily to customers of the Business, including specialty and industrial chemicals, spare parts, raw materials, containers, packaging and packaging supplies and work-in-process, including with respect to Business Products and (ii) any and all rights to the warranties received from suppliers with respect to such inventory (to the extent assignable) and related claims, credits, rights of recovery and set off with respect thereto.

“Irrecoverable VAT” shall mean VAT that the Buyer is unable to recover under applicable Law, other than as a direct or indirect consequence of any voluntary act or omission of the Buyer or any of its Affiliates, including for the avoidance of doubt (i) any failure to register for VAT, (ii) any failure to apply the correct procedures to enable the recovery of VAT, (iii) any failure to apply the correct procedures to enable the acquisition of the relevant business to be treated as a transfer of a going concern or equivalent and (iv) any failure by the Buyer to take reasonable planning steps to minimize the burden of irrecoverable VAT; provided that the continued operation by the Buyer of the Business in the ordinary course of commercial operation shall not be treated as a voluntary act or omission.

“IT Systems” shall mean the Information Technology owned, leased or licensed by Seller or any of its Affiliates and used in the Business.

“Knowledge of Buyer” shall mean the actual knowledge of the individuals set forth on Schedule 1.1(a).

“Knowledge of Seller” shall mean the actual knowledge of the individuals set forth on Schedule 1.1(b).

“Law” or “Laws” shall mean any statute, law, ordinance, treaty, rule, code, regulation or other binding directive issued, promulgated or enforced by any Governmental Authority.

“Legal Restraint” shall mean any temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any Governmental Authority.

“Liabilities” shall mean any and all debts, liabilities and obligations, of whatever kind or nature, primary or secondary, direct or indirect, whether accrued or fixed, known or unknown, asserted or unasserted, absolute or contingent, matured or unmatured or determined or determinable.

“Like-Kind Exchange” shall mean an exchange of property, including with a third party, qualifying for non-recognition treatment under Section 1031 of the Code and the Treasury Regulations promulgated thereunder.

“Local Closing” shall mean the closing of any Deferred Transfer.

“Local Offer Letter” shall mean each of those certain letters transmitted promptly following the date of this Agreement by Buyer to each of the Excepted Selling Corporations, substantially in the form of Exhibit K, wherein Buyer offers to, in the Excepted Jurisdictions, purchase certain Transferred Assets and/or Transferred Company Equity Interests and/or assume certain Assumed Liabilities.

“Losses” shall mean losses, liabilities, damages, deficiencies, costs, fines, fees, penalties, obligations and expenses (including reasonable expenses of investigation, enforcement and collection and reasonable attorneys’ and accountants’ fees and expenses associated therewith) directly incurred or suffered, but shall not include (a) Taxes or (b) lost profits, indirect,  consequential, special or punitive damages of any kind whether or not based on contract, tort, warranty claims or otherwise, in connection with this Agreement, other than any such consequential damages or lost profits that are reasonably foreseeable or for which the Indemnified Party is found liable through the final resolution of a third-party Claim.

“Malware” shall mean any virus, Trojan horse, time bomb, key-lock, spyware, worm, malicious code or other software program designed to or able to, without the knowledge and authorization of the Transferring Corporations, disrupt, disable, harm, interfere with the operation of or install itself within or on any Software, computer data, network memory or hardware.

“Marketing Period” means the first period of 20 consecutive Business Days (as such period may be extended pursuant to clause (ii) of this definition) after the date hereof throughout and at the end of which (a) the Buyer shall have the Required Information from the Seller and (b) the conditions set forth in Sections 4.1 and 4.2 shall be satisfied or waived (not including conditions which, by their nature, can only be satisfied at the Closing) and nothing has occurred and no condition exists that would cause any of the conditions set forth in Sections 4.1 and 4.2 to fail to be satisfied assuming the Closing were to be scheduled for any time during such 20 Business Day period (as such period may be extended pursuant to clause (ii) of this definition); provided, however, that (i) the Marketing Period shall not be deemed to have commenced if, prior to the completion of such 20 Business Day period (as such period may be extended pursuant to clause (ii) of this definition), (A) PricewaterhouseCoopers LLP shall have withdrawn its audit opinion with respect to any year end audited financial statements set forth in Schedule 5.5 or otherwise included in the Required Information, in which case the Marketing Period shall not be deemed to commence unless and until a new unqualified audit opinion is delivered with respect to such financial statements by PricewaterhouseCoopers LLP or another nationally recognized independent public accounting firm or (B) any of the financial statements included in the Required Information shall have been restated or Seller shall have publicly announced, or the board of directors (or similar governing body) of Seller shall have determined, that a restatement of any such financial statements is required, in which case the Marketing Period shall be deemed not to commence unless and until such restatement has been completed or Seller has determined that no restatement shall be required in accordance with GAAP, (ii) unless Seller has delivered to Buyer the Month End Waiver Notice in accordance with Section 3.1(a), if the Marketing Period would otherwise end on any day that is more than three Business Days prior to the end of any month, the Marketing Period shall be deemed extended until the date that is the third Business Day prior to the end of such month and (iii) (A) July 3, 2014 and July 4, 2014 shall be disregarded for purposes of calculating such 20 Business Day period and (B) if such 20 Business Day (as such period may be extended pursuant to clause (ii) of this definition) period has not ended on or prior to August 22, 2014, then such period shall not commence until September 2, 2014.

“Material Adverse Effect” shall mean any effect, event, occurrence, circumstance or change that, individually or in the aggregate, (a) has, or would reasonably be expected to have, a material adverse effect on the business, rights, liabilities, properties, assets, financial condition or results of operations of the Business taken as a whole, or (b) prevents or materially impairs the ability of Seller to consummate the Acquisition; provided, with respect to the foregoing clause (a), that none of the following shall be deemed (either alone or in combination) to constitute, and none of the following shall be taken into account in determining whether there has been or would reasonably be expected to be, a Material Adverse Effect: (i) the failure of the Business to meet projections or forecasts (for the avoidance of doubt, any underlying cause for any such failure shall not be excluded by this clause (i)) or (ii) any adverse effect or change arising from or relating to (A) the economy in general, or the securities, syndicated loan, credit or financial markets, (B) the economic, business, financial or regulatory environment generally affecting the industries or any geographic markets in which the Business operates, (C) an act of terrorism or an outbreak or escalation of hostilities or war (whether declared or not declared) or any natural disasters or any national or international calamity or crisis, (D) changes or proposed changes in applicable Law or GAAP (or the applicable accounting standards in any jurisdiction outside of the United States) or the interpretation or enforcement thereof, (E) the negotiation, execution, announcement or pendency of the transactions contemplated by this Agreement or the performance of and compliance with the terms of this Agreement (provided that this clause (E) shall not apply to that portion of any representation or warranty contained in this Agreement to the extent that the purpose of such portion of such representation or warranty is to address the consequences resulting from the negotiation, execution, announcement or pendency of the transactions contemplated by this Agreement or the performance of and compliance with the terms of this Agreement) or (F) compliance with the terms of, the taking of any action required by, or the failure to act to the extent such action is specifically prohibited by, this Agreement or any Ancillary Agreement; provided that the effects of the events described in clauses (A), (B), (C) and (D) shall be excluded only to the extent they do not materially disproportionately impact the Business as compared to other companies engaged in the industries of the Business.

“Net Funded Level” shall mean, as of any date, an amount equal to (i) the aggregate Projected Benefit Obligation, as defined in Statement of Financial Accounting Standards Board Accounting Standards Codification No. 715 (“PBO”), for the Transferred Pension Liabilities as of such date, minus (ii) the aggregate value of the Transferred Pension Assets as of such date, in each case, as calculated under GAAP and in accordance with the applicable plan provisions and using the same actuarial assumption-setting process and methodology Seller or its applicable Subsidiary used to determine such PBO for the Financial Statements, updated, where appropriate, to reflect interim changes (e.g., in setting the applicable discount rate or the adoption of a new mortality table) since the date of the Financial Statements, as determined by Seller’s actuary reasonably and in good faith (and after having discussed any such changes with Buyer’s actuary); provided that “Net Funded Level” shall be calculated without taking into account the Unconsolidated Joint Ventures.

“Net Indebtedness” shall mean an amount equal to (x) the aggregate amount of Funded Indebtedness of the Transferred Entities minus (y) the sum of the aggregate amount of Cash Equivalents of the Transferred Entities and the Short-Term China Bank Drafts, in each case determined in accordance with the Closing Account Principles; provided that Tax assets and liabilities shall not be taken into account in determining Net Indebtedness; and provided further that to the extent Cash Equivalents of the Transferred Entities equal an amount greater than $35,000,000 (the “Cash Equivalents Cap”), for purposes of the calculation of Net Indebtedness, Cash Equivalents of the Transferred Entities shall be considered to equal the Cash Equivalents Cap.

“Net Working Capital” shall mean an amount equal to (a) the sum of Inventory, Accounts Receivable (other than Allocated Accounts Receivable) and Other Current Assets, minus (b) the Accounts Payable (other than Allocated Accounts Payable), in each case determined in accordance with the Closing Account Principles; provided that (i) Tax assets and liabilities (including deferred tax assets and liabilities) shall not be taken into account in determining Net Working Capital, (ii) Net Working Capital shall not include any Excluded Assets or Excluded

Liabilities and (iii) no amount shall be taken into account in determining Net Working Capital if such amount is taken into account or specifically referred to in determining Net Indebtedness or any component thereof.

“Off-Site Location” means any real property or facility (other than any (i) Transferred Real Property, (ii) real property that is an Excluded Asset or (iii) real property or facility currently or formerly owned, leased or operated by any of the Transferred Entities) at which Hazardous Materials were disposed of prior to the Closing Date by or on behalf of the Business or in connection with the operation of the Business.

“Order” shall mean any order, writ, judgment, injunction, decree, ruling, assessment, stipulation, determination or award entered by or with any court or other Governmental Authority or arbitrator.

“Other Current Assets” shall mean (i) prepaid expenses and all claims for refunds and rights to set-off in respect thereof (other than prepaid expenses with respect to the Excluded Assets and other than Taxes and Tax refunds, credits and offsets), in each case to the extent related to the Business and (ii) the China Bank Drafts having a maturity of greater than 90 days.

“Other Excluded Remediation Liabilities” shall mean any liability or obligation, other than the (i) Specified Excluded Remediation Liabilities and (ii) any Liability relating to human exposure to any Hazardous Materials, for any assessment, response, removal, remediation, corrective action, or any related monitoring activity at any Business Real Property to address a Release of a Hazardous Material, to the extent such Release occurred prior to the Closing Date, and which activity is necessary to comply with Environmental Law or any applicable Contract with any Governmental Authority, including meeting applicable clean-up standards or obtaining a No Further Action Letter, Letter of Completion or other written communication of similar import from any Governmental Authority with primary jurisdiction over the relevant matter.

“Owned Business IP” shall mean all (i) Transferred IP owned, or purported to be owned, or which will, following the assignments provided for in Section 7.12, be owned by the Asset Selling Corporations or Seller, and (ii) IP Rights, owned, purported to be owned, or which will, following the assignments provided for in Section 7.12, be owned by the Transferred Entities.

 “Permitted Encumbrances” shall mean (a) such Encumbrances as are set forth on Schedule 1.1(c), (b) mechanics’, carriers’, workmen’s, repairmen’s or other like Encumbrances arising or incurred in the ordinary course of business, (c) Encumbrances for Taxes and other governmental charges that may thereafter be paid without penalty, or that the taxpayer is contesting in good faith through appropriate proceedings and for which adequate reserves are maintained in accordance with GAAP, (d) with respect to the Business Real Property, any (A) easements, licenses, servitudes, covenants, rights-of-way or other similar encumbrances affecting title to real property, (B) conditions that may be shown by a current accurate survey or physical inspection of any Business Real Property, (C) zoning, building, subdivision or other similar requirements or restrictions and (D) terms and provisions of the leases with respect to the Leased Real Property and liens on the respective landlords’ interests encumbering any Leased Real Property; provided, however, that none of the items described in clauses (A), (B) or (C) above materially impairs or would reasonably be expected to materially impair, the continued use and operation of the property to which it relates as currently used or operated by the Business as of the date of this Agreement or as of the Closing Date, and (e) other imperfections of title or encumbrances, if any, that, individually or in the aggregate, do not materially impair, and would not reasonably be expected to materially impair, the continued use and operation of the assets to which they relate in the conduct of the Business as conducted as of the date of this Agreement or as of the Closing Date.

“Person” shall mean an individual, a corporation, a general or limited partnership, a limited liability company, an association, a trust, other legal entity or organization or Governmental Authority.

“Post-Closing Tax Period” shall mean any Tax period beginning after the Closing Date and the portion of any Straddle Period beginning on the day after the Closing Date.

“Pre-Closing Tax Period” shall mean any Tax period ending on or before the Closing Date and the portion of any Straddle Period ending on the Closing Date.

“Proceeding” shall mean any action, arbitration, audit, claim, hearing, investigation, litigation or suit (whether civil, commercial, administrative, criminal, investigative or informal) commenced, brought, conducted or heard by or before, or otherwise involving any Governmental Authority or arbitrator.

“Release” shall mean any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment (including ambient air, surface water, groundwater, sediments, land surface or subsurface strata).

“Representatives” shall mean Seller’s Affiliates and the agents, directors, officers, advisors (including, without limitation, financial, legal and accounting advisors) and representatives of Seller and its Affiliates.

“Retained Non-U.S. Seller Pension Plan” shall mean any pension plan sponsored or maintained by Seller or any Asset Selling Corporation for the benefit of Employees principally employed outside of the United States other than a Transferred Non-U.S. Seller Pension Plan.

“Securitization Sale Agreement” shall mean the Sale Agreement, dated as of August 31, 2012, by and between Seller, Hercules Incorporated, Aqualon Company, ISP Technologies Inc., ISP Synthetic Elastomers LLC, CVG Capital III LLC and the other parties thereto, as amended.

“Seller Affiliates” shall mean (a) the Selling Corporations and (b) the Transferred Entities.

“Seller Benefit Plan” shall mean each Employee Benefit Plan that is sponsored, maintained, contributed to or required to be contributed to by (i) any Transferred Entity or (ii) Seller or its Subsidiaries (including any Asset Selling Corporation), in each case, for the benefit of any Employee or former Employee (or his or her dependent or beneficiary) or in which any Employee or former Employee participates, in each case other than:  (A) a plan, program or arrangement required to be maintained or contributed to by the Laws of the jurisdiction in which the Employee is working or (B) a governmental plan or program requiring the mandatory payment of social insurance Taxes or similar contributions to a governmental fund with respect to the wages of an Employee.

“Seller Business Liabilities” means, with respect to any Transferred Entity, all Liabilities of such Transferred Entity to the extent arising from or relating to any business or operations conducted prior to the Closing by such Transferred Entity, other than the Business.

“Seller VAT” shall mean (i) 50% of all Irrecoverable VAT (other than Irrecoverable VAT required to be charged as a result of the transfer of any Transferred Assets by Ashland Korea Co., Ltd., and Hercules Chemicals Taiwan Co., Ltd. attributable to the Business conducted in South Korea and Taiwan) payable by the parties and their Affiliates to the extent arising from the transfers made pursuant to this Agreement and (ii) all VAT required to be charged as a result of the Restructuring Transactions.

“Seller VAT Balances” means all cash balances held by Seller and its Affiliates as a deposit for VAT payable in accordance with applicable Law by Seller or its Affiliates in relation to any supply.

“Selling Corporations” shall mean (a) Seller, (b) the Asset Selling Corporations and (c) the Entity Selling Corporations (it being understood that the Transferred Entities are not Selling Corporations).

“Short-Term China Bank Drafts” shall mean those China Bank Drafts with a maturity of 90 days or less.

“Specified Excluded Remediation Liabilities” shall mean the Environmental Liabilities described in clauses (a)-(f) of Annex C-2.

“Straddle Period” shall mean any Tax period that includes but does not end on the Closing Date.

“TAA” shall mean the Transfer and Administration Agreement, dated as of August 31, 2012, by and among CVG Capital III LLC, Seller, Hercules Incorporated, Aqualon Company, ISP Technologies Inc., ISP Synthetic Elastomers LLC, The Bank of Nova Scotia and the other parties thereto, as amended.

“Tax” or “Taxes” shall mean all federal, state, local and foreign taxes, charges, duties, fees, levies and similar assessments imposed by a Governmental Authority, including all interest, penalties and additions imposed with respect to such amounts (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return).

“Tax Attribute” shall mean any Tax attribute, including any loss, loss carry forward, credit, credit carry forward, prepaid Tax or refund, and any claim for or right to receive any of the foregoing.

“Tax Contest” shall mean an audit, review, examination or other administrative or judicial proceeding, in each case by any Taxing Authority.

“Tax Covenant” shall mean any covenant or agreement explicitly relating to Taxes made in this Agreement or any Ancillary Agreement (including, for the avoidance of doubt, any covenant or agreement set forth in Article 9).

“Tax Law” shall mean any Law relating to the imposition of any Tax.

“Tax Return” shall mean any return, declaration, report, form, claim for refund, information return, estimate or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxing Authority” shall mean any Governmental Authority exercising any authority to impose, regulate or administer the imposition of Taxes.

“TOGC” shall mean (a) in the case of VAT imposed in conformity with European Union Council Directive 2006/112/EC (the “VAT Directive”), the transfer by Seller or any Asset Selling Corporation of a totality of assets or part thereof within the meaning of Article 19 of the VAT Directive that is not subject to VAT by virtue of the relevant Tax Law of an EU member state implementing such Article and (b) in the case of any other VAT, the transfer by Seller or any Asset Selling Corporation of a business as a going concern or a part thereof that is not subject to VAT by virtue of the relevant Tax Law of the relevant jurisdiction.

“Tolling Agreements” shall mean those manufacturing services agreements to be entered into as of the Closing Date pursuant to Section 7.18.

“Transfer Taxes” shall mean all transfer, documentary, stamp duty, sales, use, registration, filing, conveyance and any similar Taxes incurred in connection with this Agreement, the Ancillary Agreements, the Acquisition and the other transactions contemplated hereby and thereby, in each case other than VAT.

“Transferred Companies” shall mean the entities set forth on Annex D-2 (which annex may be updated or modified from time to time by Seller with the consent of Buyer, such consent not to be unreasonably withheld, delayed or conditioned) under the caption “Transferred Companies.”

“Transferred Company Equity Interests” shall mean the issued and outstanding equity interests in each of the Transferred Companies.

“Transferred Company Subsidiaries” shall mean the entities set forth on Annex E (which annex may be updated or modified from time to time by Seller with the consent of Buyer, such consent not to be unreasonably withheld, delayed or conditioned) under the caption “Transferred Company Subsidiaries.”

“Transferred Company Subsidiary Equity Interests” shall mean the issued and outstanding equity interests in each of the Transferred Company Subsidiaries.

 “Transferred Entities” shall mean (a) the Transferred Companies and (b) the Transferred Company Subsidiaries.

“Transferred Equity Interests” shall mean the Transferred Company Equity Interests and the Transferred Company Subsidiary Equity Interests.

“Transferred Non-U.S. Seller Pension Plan” shall mean any pension plan sponsored or maintained by (i) Seller or any Asset Selling Corporation for the benefit of Employees principally employed outside the United States that is expressly designated as a Transferred Non-U.S. Seller Pension Plan on Schedule 8.16 or in any Business Transfer Document or with respect to which Seller is required by applicable Law or the terms of such plan to transfer pension Liabilities to Buyer, a Buyer Corporation or a pension plan sponsored or maintained by Buyer or a Buyer Corporation in connection with the Acquisition (any such pension plan with respect to which Seller is required by applicable Law or the terms of such plan to transfer pension Liabilities to Buyer, a Buyer Corporation or a pension plan sponsored or maintained by Buyer or a Buyer Corporation in connection with the Acquisition, a “Required Transfer Plan”) or (ii) any Transferred Entity.  The Transferred Non-U.S. Seller Pension Plans in which only Employees participate shall be identified on Schedule 8.16 with a plus sign (+).  In addition, Schedule 8.16 shall identify the Transferred Non-U.S. Seller Pension Plans which, to the Knowledge of Seller as of the date hereof, are Required Transfer Plans and the Transferred Non-U.S. Seller Pension Plans which, to the Knowledge of Seller as of the date hereof, will be sponsored or maintained by a Transferred Entity as of the Closing.

“Transferring Corporations” shall mean (a) Seller, (b) the Asset Selling Corporations and (c) the Transferred Entities.

“Transition Services Agreement” shall mean the transition services agreement, substantially in the form of Exhibit J, to be dated as of the Closing Date between Seller and Buyer providing for Seller to supply certain functional and transactional support services to Buyer.

“Treasury Regulations” shall mean the U.S. Treasury Regulations promulgated under the Code.

“Unconsolidated Joint Ventures” shall mean, collectively, Drew Ameroid (M) Sdn. Bhd., Chembond Ashland Water Technologies Limited and Hoimyung Ashland Ltd.

“VAT” shall mean any value-added or similar Tax incurred (whether pursuant to the laws of the European Union or otherwise) in connection with this Agreement, the Ancillary Agreements, the Acquisition and the other transactions contemplated hereby and thereby.

“VAT Records” means the VAT records of the Business that are required by applicable Law to be preserved after Closing.

Section 1.2.         Index of Defined Terms.

As used in this Agreement, the following terms shall have the meanings assigned to them in the respective locations set forth below:

Term	Location
2013 Balance Sheet	Section 5.5

Term	Location
338(g) Election	Section 9.10(c)
Accounting Firm	Section 2.3(c)
Accrued Vacation Days	Section 8.9
Actuary	Section 2.4(c)
Allocation	Section 2.5(a)
Alternate Financing	Section 7.7(c)
Anti-Corruption Laws	Section 5.20(a)
Applicable Tax Contest	Section 9.9(a)
Assumed Employee Liabilities	Annex B-1
Assumption Agreement	Section 2.1(c)
Automatic Transferred Employee	Section 8.2(b)
Basket	Section 10.4(a)
Bonus Payment Schedule	Section 8.10(b)
Business IP	Section 5.10(b)
Business IP License	Section 5.10(h)
Business IT Systems	Section 7.11(b)
Business Real Property	Section 5.8(b)
Business Transfer Documents	Section 2.1(f)
Buyer	Preamble
Buyer Damages	Section 11.2(a)
Buyer Fee	Section 11.2(b)
Buyer Indemnitees	Section 10.2
Buyer-Signed Tax Returns	Section 9.8(a)
Buyer’s 401(k) Plan	Section 8.11
Cap	Section 10.4(a)
Cash Equivalents Cap	Section 1.1
Claim	Section 10.5
Closing Account Principles	Section 2.3(a)
Closing Date	Section 3.1(a)
Closing Net Indebtedness	Section 2.3(a)
Closing Net Funded Level	Section 2.4(a)
Closing Net Working Capital	Section 2.3(a)
Commitment Letters	Section 6.8(a)
Competitive Activity	Section 7.6(a)
Continuing Credit Support Obligations	Section 7.10(c)
Copyright Assignment Agreement	Section 2.1(a)
Copyrights	Section 5.10(i)
Debt Commitment Letter	Section 6.8(a)
Debt Financing	Section 6.8(a)
Debt Financing Sources	Section 12.17
Deferred Business	Section 3.1(b)
Deferred Jurisdiction	Section 3.1(b)
Deferred Jurisdiction Employee	Section 3.1(b)
Deferred Transfer	Section 3.1(b)
Definitive Agreements	Section 7.7(a)

Term	Location
Disclosure Letter	Section 1.3(c)
Domain Name Assignment Agreement	Section 2.1(a)
Domain Names	Section 5.10(i)
Employee Representative Bodies	Section 8.13
Environmental Loss	Section 10.7(b)
Environmental Permit	Section 7.3(b)
Equity Commitment Letter	Section 6.8(a)
Equity Financing	Section 6.8(a)
Equity Interest Certificates	Section 2.1(a)
Estimated Net Working Capital	Section 2.2(b)
Estimated Net Funded Level	Section 2.2(b)
Estimated Net Indebtedness	Section 2.2(b)
Estimated Statement	Section 2.2(b)
EU	Section 8.2(b)
European Employee	Section 8.2(b)
European Separation Pay	Section 8.6(b)
Excluded Assets	Annex A-2
Excluded Benefits	Section 8.4
Excluded Tax Liabilities	Annex B-2
Fee Letter	Section 6.8(b)
Financial Statements	Section 5.5(a)
Financing	Section 6.8(a)
FIRPTA Affidavits	Section 9.5
General Assignment Agreement	Section 2.1(a)
Governmental Competition Authority	Section 7.4(a)
Indemnified Party	Section 10.5
Indemnifying Party	Section 10.5
Indemnified Tax Party	Section 9.1(d)
Indemnifying Tax Party	Section 9.1(d)
Interim Period	Section 3.1(b)
IP Rights	Section 5.10(i)
Jointly Owned IP	Section 5.10(c)
Leased Real Property	Section 5.8(b)
Legacy Liabilities	Annex B-2
Lenders	Section 6.8(a)
Like-Kind Assets	Section 9.11(a)
Local Closing Date	Section 3.1(b)
Major Customers	Section 5.22
Major Suppliers	Section 5.22
Material Contracts	Section 5.9(a)
Month End Waiver Notice	Section 3.1(a)
New Contract	Section 7.11(d)
Net Funded Level Price Adjustment Due Date	Section 2.4(g)
Net Funded Level Statement	Section 2.4(a)
Net Working Capital Target	Section 2.2(c)

Term	Location
Notice of Disagreement	Section 2.3(c)
Notice of Net Funded Level Disagreement	Section 2.4(c)
Offer Inactive Employee	Section 8.5
Operating Income	Section 7.6(f)
Owned Real Property	Section 5.8(a)
Paid Bonus Schedule	Section 8.10(b)
Patent Assignment Agreement	Section 2.1(a)
Patents	Section 5.10(i)
Price Adjustment Due Date	Section 2.3(h)
Price Adjustment Statement	Section 2.3(a)
Purchase Price	Section 2.2(a)
Real Property Leases	Section 5.8(b)
Refund Recipient	Section 9.10(a)
Relevant Persons	Section 5.20(a)
Required Information	Section 7.7(d)
Restructuring Transactions	Preamble
Retained Claims	Section 11.2(d)
Retained Names	Section 7.13(a)
Retained Overlapping Business	Section 1.1
Securitization Facility	Section 7.17
Seller	Preamble
Seller Vacation Payment	Section 8.9
Seller Indemnitees	Section 10.3
Seller-Signed Tax Returns	Section 9.8(a)
Seller’s 401(k) Plan	Section 8.11
Software	Section 5.10(i)
Solvent	Section 6.9
Sponsor Fund	Section 6.8(a)
Sponsor Guarantee	Section 6.10
Straddle Period Tax Returns	Section 9.8(a)
Supply Provider	Section 9.3
Supply Recipient	Section 9.3
Tax Accountant	Section 9.8(f)
Tax Gross Up	Section 10.8(a)
Tax Return Filer	Section 9.8(g)
Trade Secrets	Section 5.10(i)
Trademark Assignment Agreement	Section 2.1(a)
Trademarks	Section 5.10(i)
Transfer Tax Returns	Section 9.8(a)
Transferred Assets	Annex A-1
Transferred Contracts	Annex A-1
Transferred Employee	Section 8.3
Transferred Entity Voting Debt	Section 5.7(b)
Transferred IP	Annex A-1
Transferred IP Licenses	Annex A-1

Term	Location
Transferred Pension Assets	Section 8.16
Transferred Pension Liabilities	Section 8.16
Transferred Plan Assets	Annex A-1
Transferred Real Property	Annex A-1
Transferred Records	Annex A-1
Transferred Tangible Personal Property	Annex A-1
Union Contracts	Section 5.18(b)
WARN	Section 8.12
Withholding Party	Section 2.6
Workers’ Compensation Event	Section 8.7(d)

Section 1.3.         Interpretation and Construction.

(a)           Terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.  Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.

(b)           As used in this Agreement, (i) the words “hereof”, “herein”, “hereto” and “hereunder” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement, (ii) the word “including”, and words of similar import, shall mean “including, but not limited to” and “including, without limitation”, (iii) the terms “dollars” and “U.S.$” shall mean United States Dollars, the lawful currency of the United States of America, (iv) the word “will” shall be construed to have the same meaning and effect as the word “shall”, (v) the word “or” is not exclusive, (vi) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if,” (vii) any noun or pronoun shall be deemed to include the plural as well as the singular and to cover all genders, (viii) the words “asset” and “property” shall be construed to have the same meaning and effect and (ix) references to a Person are also to its permitted successors and assigns.

(c)           References to “Articles”, “Sections”, “Annexes” or “Exhibits” shall mean the Articles or Sections of, or the Annexes, or Exhibits to, this Agreement, as the case may be, except as may be otherwise specified.  When a reference is made in this Agreement to a “Schedule”, such reference shall be to the Schedules to the Disclosure Letter delivered by Seller to Buyer on the date hereof (the “Disclosure Letter”).  All terms defined in this Agreement shall have their defined meanings when used in any Annex, Exhibit or Schedule to this Agreement or any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein.

(d)           Except as otherwise specifically provided in this Agreement, any agreement, instrument or statute defined or referred to herein means such agreement, instrument or statute as from time to time amended, supplemented or modified, including (i) (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and (ii) all attachments thereto and instruments incorporated therein.

(e)           Any reference to any federal, state, local or foreign Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

(f)            Each accounting term set forth herein and not otherwise defined shall have the meaning accorded it under GAAP as applied on a consistent basis by Seller.  For the avoidance of doubt, in the event of any discrepancy between GAAP and the Closing Account Principles, the Closing Account Principles shall control.

(g)           The parties hereto have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

ARTICLE 2.
PURCHASE AND SALE

Section 2.1.         Transferred/Excluded Assets; Transferred Company Equity Interests; Assumed/Excluded Liabilities.

(a)           Transferred Assets.  Pursuant to the terms and subject to the conditions set forth in this Agreement, at the Closing, (i) Seller will, and will cause the Asset Selling Corporations to, sell, convey, assign, deliver and transfer to Buyer, and Buyer will purchase, acquire and accept, all right, title and interest of Seller and the Asset Selling Corporations in and to the Transferred Assets free and clear of Encumbrances, other than Permitted Encumbrances, and (ii) Seller will cause the Entity Selling Corporations to, sell, convey, assign, deliver and transfer to Buyer, and Buyer will purchase, acquire and accept, the Transferred Company Equity Interests, free and clear of all Encumbrances.  Accordingly, Seller will, or will cause the other Selling Corporations to, execute and deliver at the Closing, as applicable, a general copyright assignment in the form of Exhibit B (the “Copyright Assignment Agreement”), a general domain name assignment in the form of Exhibit C (the “Domain Name Assignment Agreement”), a general assignment and bill of sale in the form of Exhibit D (the “General Assignment Agreement”), a trademark and company name license back agreement in respect of the “Hercules” trademark and company name in the form of Exhibit E (the “Hercules License Agreement”), an intellectual property, trade secret and know-how cross-license agreement in the form of Exhibit F (the “Intellectual Property Cross-License Agreement”), a general patent assignment in the form of Exhibit G (the “Patent Assignment Agreement”), a general trademark assignment in the form of Exhibit H (the “Trademark Assignment Agreement”), a trademark license back agreement in the form of Exhibit I (the “Trademark License Agreement”), such other instruments of conveyance, assignment and transfer as Buyer and Seller reasonably agree upon and, with respect to Transferred Company Equity Interests that are certificated, certificates representing the Transferred Company Equity Interests (the “Equity Interest Certificates”), duly endorsed by the applicable Entity Selling Corporations for transfer to Buyer or the designated Buyer Corporation (or accompanied by duly executed undated blank stock powers) with appropriate transfer stamps, if any, affixed, in each case to convey to Buyer all of the Selling Corporations’ right, title and interest in and to the Transferred Assets and the Transferred Company Equity Interests.  Seller shall bear all risk of loss with respect to the Transferred Assets and the Transferred Company

Equity Interests (in each case, whether or not covered by insurance) up to the time of the Closing, whereupon such risk of loss with respect to the Transferred Assets and the Transferred Company Equity Interests shall pass to Buyer.

(b)           Excluded Assets.  Anything to the contrary herein notwithstanding, Buyer is not purchasing pursuant to this Agreement or any of the transactions contemplated hereby any right, title or interest in any Excluded Asset.

(c)           Assumed Liabilities.  At the Closing, Buyer shall assume the Assumed Liabilities and shall agree to satisfy and discharge when due the liabilities and obligations of Seller and its Affiliates pursuant to the Assumed Liabilities; provided that, for the avoidance of doubt, Buyer shall not be released from any liability or obligation hereunder if it assigns any of its rights, liabilities or obligations hereunder to any Buyer Corporation.  Buyer shall promptly reimburse Seller for the performance by Seller or any of its Affiliates of any Assumed Liability the performance of which by, or on behalf of, Buyer or any of its Affiliates is not accepted by the obligee in the exercise of such obligee’s lawful rights.  After the Closing, Buyer shall pay or cause to be paid all Assumed Liabilities as and when such liabilities become due.  Buyer will execute and deliver to Seller at the Closing an assumption agreement in the form of Exhibit A (the “Assumption Agreement”) and such other agreements and instruments as Buyer and Seller may reasonably agree upon, whereby Buyer agrees to assume and undertakes to pay, perform and discharge, as and when due, the Assumed Liabilities.

(d)           Excluded Liabilities.  Except as specifically provided in Section 10.1(b), 10.2(vi) and 10.3(iv), neither Buyer nor any of its Affiliates shall assume or be obligated to pay, perform or otherwise discharge any Excluded Liability.

(e)           Local Offer Letters.  Notwithstanding anything herein to the contrary, promptly following the date of this Agreement, Buyer shall transmit to each of the Excepted Selling Corporations a Local Offer Letter.  If the Local Offer Letter is accepted by the applicable Excepted Selling Corporation, at the Closing or, if applicable, the Local Closing, (i) Seller will cause the applicable Excepted Selling Corporation to, and the applicable Excepted Selling Corporation will, sell, convey, assign and transfer to Buyer and Buyer will purchase, acquire and accept those Transferred Assets and/or those Transferred Company Equity Interests that are the subject of the Local Offer Letter and (ii) Buyer will assume those Assumed Liabilities that are the subject of the Local Offer Letter, in each case pursuant to the terms and conditions set forth in this Agreement and the applicable Business Transfer Documents.

(f)           Business Transfer Documents.  To the extent required or desirable under applicable foreign Law to effect the transactions contemplated hereunder, the parties shall execute and deliver or cause their respective Affiliates to execute and deliver such stock, asset and/or business transfer agreements, bills of sale, deeds, assignments, assumptions and other documents and instruments of sale, conveyance, assignment, transfer and assumption (the “Business Transfer Documents”) as are necessary to effect any transfer of the Transferred Assets, the Transferred Company Equity Interests or the Employees or any assumption of the Assumed Liabilities in each territory set forth on Annex H (which annex may be updated or modified from time to time by agreement of Buyer and Seller) at the Closing (or, in the case of a Deferred Transfer, at the closing of such Deferred Transfer). The Business Transfer Documents shall be in form and substance reasonably agreed to by the parties and as is usual and customary in the applicable jurisdiction; provided, that, the parties agree and acknowledge that the Business Transfer Documents are intended solely to formalize the terms and conditions of this Agreement in order to comply with any applicable foreign Law and shall be, in all respects, consistent with the terms and conditions set forth in this Agreement. In the event of any inconsistency between this Agreement and a Business Transfer Document, this Agreement shall control.

(g)           Transferred Assets and Transferred Company Equity Interests Subject to Third-Party Consent.  Other than as set forth in Section 3.1(b), to the extent that the sale, conveyance, assignment or transfer or attempted sale, conveyance, assignment or transfer to Buyer or a Buyer Corporation of any Transferred Asset or Transferred Company Equity Interest that is prohibited by any applicable Law or would require any governmental or third party Consents and such Consents shall not have been obtained prior to the Closing (or, in the case of any Transferred Asset or Transferred Company Equity Interest that comprises a portion of or all of a Deferred Business, the relevant Local Closing), this Agreement shall not constitute a sale, conveyance, assignment or transfer, or an attempted sale, conveyance, assignment or transfer thereof.  During the period commencing on the date hereof and continuing until 24 months after the Closing or the Local Closing, as applicable, (i) each of Buyer, the Buyer Corporations and the Selling Corporations shall use commercially reasonable efforts in connection with securing such Consents, and (ii) if any Consents are not secured prior to the Closing, pending the earlier of obtaining such Consent or the expiration of such 24-month period, Buyer, the Buyer Corporations and the Selling Corporations shall use commercially reasonable efforts to cooperate in any lawful and reasonable arrangement reasonably proposed by either Buyer or Seller under which Buyer or a Buyer Corporation shall obtain the benefits and obligations of use of any such Transferred Asset or the ownership of any such Transferred Company Equity Interest held by the Seller Affiliate following the Closing or Local Closing, as applicable; provided, however, that no Selling Corporation shall be required to pay any consideration therefor, or to commence, defend or participate in any litigation or offer or grant any accommodation (financial or otherwise) to any third party in connection therewith; provided further that Buyer shall indemnify and hold harmless the Seller Indemnitees from and against any and all Losses arising out of or relating to any Transferred Asset or Transferred Company Equity Interest held by any Selling Corporation for the benefit of Buyer or any Buyer Corporation pursuant to any arrangement established pursuant to clause (ii), to the extent related to any period of such arrangement.  If such Consent is obtained during such 24-month period, Seller shall assign, convey and transfer any such Transferred Asset or Transferred Company Equity Interest to Buyer at no additional cost.  If such Consent is not obtained, Seller will be deemed to have fulfilled its obligations under this Agreement and under no circumstances shall the Consideration be reduced or Seller or its Affiliates be subject to any liability on account of the failure to obtain any such Consent.  Buyer further agrees that no representation, warranty or covenant of Seller contained in this Agreement shall be breached or deemed breached, and no condition to Buyer’s obligations to close the transactions contemplated by this Agreement shall be deemed not satisfied as a result of (x) the failure to obtain any such Consent or as a result of any resulting default or termination or (y) any lawsuit, action, claim, proceeding or investigation commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any Consent or any resulting default or termination, in each case, if such Consent relates to any item, including any Material Contract that is required to be, and is, listed on any Schedule; provided, however, that this sentence shall not reduce or eliminate Seller’s liability to Buyer in connection with any default or termination arising from Seller’s failure to comply with clause (ii) of the second sentence of this Section 2.1(g).

(h)           Buyer’s Recording and Similar Responsibilities.  Notwithstanding the foregoing provisions of this Section 2.1, it shall be Buyer’s responsibility (i) to prepare the applicable Copyright assignments, Patent assignments, Trademark assignments and Domain Name assignments and to record such assignments following execution thereof by Seller or an Asset Selling Corporation at the Closing or any time thereafter pursuant to Section 7.8(a) and (ii) to bear all fees, duties and other costs (other than Taxes) payable in connection with (A) the transfer of such IP Rights and (B) the recording and registration of title to the Transferred Assets and Transferred Equity Interests in the name of Buyer, the Buyer Corporations and their Affiliates.

Section 2.2.         Purchase Price at Closing.

(a)           At the Closing, Buyer shall pay (or shall cause one or more of its Affiliates as Buyer may designate to pay), on behalf of Buyer and the Buyer Corporations, to Seller (or one or more of its Affiliates as Seller may designate), on behalf of Seller and the other Selling Corporations, an amount equal to U.S. $1,790,000,000 (the “Purchase Price”), which amount shall be adjusted pursuant to Section 2.2(c).  The Purchase Price shall be paid in immediately available funds by wire transfer in accordance with written instructions given by Seller to Buyer not less than two Business Days prior to the Closing or such later time as may be agreed by Seller and Buyer.  Following the Closing, the Purchase Price shall be subject to further adjustment as provided for in Sections 2.3 and 2.4.

(b)           On or prior to the fifth Business Day prior to the Closing Date, Seller shall prepare and deliver to Buyer a statement (the “Estimated Statement”) setting forth good faith estimates of the following amounts: (i) Funded Indebtedness and Cash Equivalents of the Transferred Entities and the Short-Term China Bank Drafts, in each case as of the Closing Date, (ii) based on the estimates described in clause (i), the Net Indebtedness as of the Closing Date (the “Estimated Net Indebtedness”), (iii) Inventory, Accounts Receivable (other than Allocated Accounts Receivable), Other Current Assets and Accounts Payable (other than Allocated Accounts Payable), in each case as of the Closing Date, (iv) based on the estimates described in clause (iii), the Net Working Capital as of the Closing Date (the “Estimated Net Working Capital”) and (v) the Net Funded Level as of the Closing Date (the “Estimated Net Funded Level”).  The Estimated Statement shall be unaudited and, with respect to the Estimated Net Indebtedness, the Estimated Net Working Capital and the components thereof, prepared consistent with the Closing Account Principles.

(c)           The Purchase Price specified in Section 2.2(a) to be paid at the Closing shall be (i) increased, if the Estimated Net Indebtedness is a negative number, on a dollar-for-dollar basis by the amount equal to the absolute value of the Estimated Net Indebtedness or (ii) decreased, if the Estimated Net Indebtedness is a positive number, on a dollar-for-dollar basis by the amount equal to the Estimated Net Indebtedness.  The Purchase Price specified in Section 2.2(a) to be paid at the Closing shall be (i) increased, if the Estimated Net Working Capital exceeds $316,625,203 (the “Net Working Capital Target”), on a dollar-for-dollar basis by the amount of such excess or (ii) decreased, if the Estimated Net Working Capital is less than the Net Working Capital Target, on a dollar-for-dollar basis by the amount of such deficit. The Purchase Price specified in Section 2.2(a) to be paid at Closing shall be (i) increased, if the Estimated Net Funded Level is a negative number, on a dollar-for-dollar basis by the amount equal to the absolute value of the Estimated Net Funded Level or (ii) decreased, if the Estimated Net Funded Level is a positive number, on a dollar-for-dollar basis by the amount equal to the Estimated Net Funded Level.

Section 2.3.         Purchase Price Adjustment following Closing for Net Working Capital and Net Indebtedness.

(a)           Within 90 days after the Closing Date, Seller shall prepare and deliver to Buyer a statement (in its draft form, the “Price Adjustment Statement”), setting forth (i) the Net Working Capital transferred to Buyer (the “Closing Net Working Capital”) and (ii) the Net Indebtedness (the “Closing Net Indebtedness”), in each case as of the Effective Time, which statement shall include a worksheet setting forth in reasonable detail how such amount was calculated on an entity-by-entity basis.  The Price Adjustment Statement shall be unaudited and prepared in accordance with Seller’s accounting principles set forth on Annex I (the “Closing Account Principles”).  For the avoidance of doubt, the Closing Net Working Capital and the Closing Net Indebtedness shall each be calculated without giving effect to the consummation of the Acquisition, the other transactions contemplated by this Agreement and the Ancillary Agreements, the Financing or any other transactions effected by Buyer or its Affiliates simultaneously with or following the Closing.  To the extent that the Closing Net Working Capital is greater than or less than the Estimated Net Working Capital, the Purchase Price shall be adjusted as described in Section 2.3(f) below.  To the extent that the Closing Net Indebtedness is greater than or less than the Estimated Net Indebtedness, the Purchase Price shall be adjusted as described in Section 2.3(g) below.  The Price Adjustment Statement shall be in the form of Schedule 2.3(a), which sets forth an example of the calculation of Net Working Capital and Net Indebtedness as of September 30, 2013.

(b)           In connection with the preparation and review of the Price Adjustment Statement, (i) Buyer shall (A) assist, and shall cause its Affiliates to assist, Seller, its accountants, advisors and other representatives in Seller’s preparation of the Price Adjustment Statement and (B) afford to Seller, its accountants, advisors and other representatives, reasonable access during normal business hours to the personnel, properties, books and records of the Business in the possession of Buyer or any of its Affiliates to the extent relevant to the preparation of the Price Adjustment Statement (including any taking and preparing of physical counts of Inventory) and (ii) Seller shall afford to Buyer, its accountants, advisors and other representatives, reasonable access during normal business hours to the personnel, properties, books and records of the Business in the possession of Seller or any of its Affiliates to the extent relevant to the review of the Price Adjustment Statement.

(c)           The Price Adjustment Statement shall become final and binding upon the parties on the 60th day following receipt thereof by Buyer unless Buyer gives written notice of its disagreement (a “Notice of Disagreement”) to Seller prior to such date.  Any Notice of

Disagreement shall specify (i) in reasonable detail the nature and amount of any disagreement so asserted; (ii) disagreements with respect to (and only with respect to) (A) whether the calculation of Closing Net Working Capital or Closing Net Indebtedness was prepared in accordance with this Section 2.3, specifically, whether the Closing Account Principles were used, and (B) whether there were mathematical errors in the Price Adjustment Statement; and (iii) the amount that Buyer reasonably believes is the correct Closing Net Working Capital or Closing Net Indebtedness, as applicable, based on the disagreements set forth in the Notice of Disagreement, including a reasonably detailed description of the adjustments applied to the Price Adjustment Statement in calculating such amount. If a timely Notice of Disagreement is received by Seller, then the Price Adjustment Statement (as revised in accordance with clause (x) or (y) below) shall become final and binding upon the parties on the earlier of (x) the date the parties hereto resolve any differences they have with respect to any matter specified in the Notice of Disagreement or (y) the date Ernst & Young LLP or, if Ernst & Young LLP is unable or unwilling to serve, another accounting firm mutually agreed upon by Seller and Buyer (such firm, the “Accounting Firm”) delivers the final Price Adjustment Statement to the parties (in accordance with the procedure set forth in this Section 2.3).

(d)           During the 30-day period immediately following the delivery of a Notice of Disagreement, Seller and Buyer shall seek in good faith to resolve in writing any differences they may have with respect to any matter specified in the Notice of Disagreement.  At the end of such 30-day period, Seller and Buyer shall submit for review and resolution by the Accounting Firm any and all matters that were included in the Notice of Disagreement and remain in dispute, and the Accounting Firm shall make a final determination of the values set forth on the Price Adjustment Statement (and shall use such determination to prepare the final Price Adjustment Statement), which determination shall be binding on the parties; provided, however, the scope of such determination by the Accounting Firm shall be limited to:  (i) those matters that remain in dispute and that were included in the Notice of Disagreement (including any sub-matters subordinate to a larger included matter), (ii) whether such calculation was prepared in accordance with this Section 2.3 (including related definitions of defined terms used herein), specifically, whether the Closing Account Principles were used, and (iii) whether there were mathematical errors in the Price Adjustment Statement, and the Accounting Firm is not authorized or permitted to make any other determination.  Without limiting the generality of the foregoing, the Accounting Firm is not authorized or permitted to make any determination as to the accuracy of Section 5.5 or any other representation or warranty in this Agreement or as to compliance by Seller or any of its Affiliates with any of the covenants in this Agreement (other than this Section 2.3).  The dispute resolution under this Section 2.3(d) shall constitute an expert determination under New York CPLR Article 76.  The determinations of the Accounting Firm shall be final and binding, absent fraud, bad faith or manifest error.  Judgment may be entered upon the determination of the Accounting Firm in New York State Supreme Court or any other court having jurisdiction over the party against which such determination is to be enforced.  The fees and expenses of the Accounting Firm pursuant to this Section 2.3 shall be borne one-half each by Buyer and Seller.

(e)           A party claiming that any other party has failed to comply with its obligations under Section 2.3(b) to provide access to information may initiate the appointment of the Accounting Firm by making a written request directly to Ernst & Young LLP.  If any party initiates the appointment of the Accounting Firm under this Section 2.3(e), the Accounting Firm shall have the authority: (i) to determine if a party has complied with its obligations to provide access to the information required pursuant to Section 2.3(b) and to order that a party comply with any such obligations; (ii) to extend any deadlines set forth in this Section 2.3, including the immediate temporary suspension of such deadlines during the time period necessary to resolve the disputed issue; and (iii) to allow a party the right to amend any prior Price Adjustment Statement or Notice of Disagreement where it finds that such party had been prejudiced by the failure to have been provided access to such information.

(f)           If the final Price Adjustment Statement discloses that Closing Net Working Capital exceeds the Estimated Net Working Capital, then the amount of such excess shall be added on a dollar-for-dollar basis to the Purchase Price.  If the final Price Adjustment Statement discloses that the Closing Net Working Capital is less than the Estimated Net Working Capital, then the Purchase Price shall be reduced on a dollar-for-dollar basis by the amount of such deficit.  If the final Price Adjustment Statement discloses that the Closing Net Working Capital is equal to the Estimated Net Working Capital, then there shall be no adjustment under this Section 2.3(f) to the Purchase Price.

(g)           If the final Price Adjustment Statement discloses that Estimated Net Indebtedness exceeds the Closing Net Indebtedness, then the amount of such excess shall be added on a dollar-for-dollar basis to the Purchase Price.  If the final Price Adjustment Statement discloses that Estimated Net Indebtedness is less than the Closing Net Indebtedness, then the Purchase Price shall be reduced on a dollar-for-dollar basis by the amount of such deficit.  If the final Price Adjustment Statement discloses that Estimated Net Indebtedness is equal to Closing Net Indebtedness, then there shall be no adjustment under this Section 2.3(g) to the Purchase Price.

(h)           No payment pursuant to this Section 2.3 need be made by either party until the date that is 15 Business Days after the determination of the final Price Adjustment Statement (the “Price Adjustment Due Date”); provided that on or before the Price Adjustment Due Date, Buyer or Seller (or one or more of its Affiliates as may be designated by such party) shall pay or cause to be paid to the other party (or one or more of its Affiliates as may be designated by such party), in immediately available funds by wire transfer to one or more bank accounts designated in writing at least two Business Days prior to the Price Adjustment Due Date by the party receiving payment, cash in U.S. dollars in an amount equal to the aggregate Purchase Price adjustment under Sections 2.3(f) and 2.3(g), if any, together with interest on such amount from the Closing Date to the date of such payment, at a rate equal to the Interest Rate on the Closing Date.

Section 2.4.         Purchase Price Adjustment following Closing for Net Funded Level.

(a)           Within 120 days after the Closing Date, Seller shall prepare and deliver to Buyer a statement (in its draft form, the “Net Funded Level Statement”) setting forth the Net Funded Level determined as of the day prior to the Closing Date, with respect to the Transferred Employees who participated in the applicable Transferred Non-U.S. Seller Pension Plans as of the day prior to the Closing Date (the “Closing Net Funded Level”), which statement shall include a worksheet setting forth in reasonable detail how such amount was calculated on an entity-by-entity basis.  To the extent that the Closing Net Funded Level is greater than or less than the Estimated Net Funded Level, the Purchase Price shall be adjusted as described in Section 2.4(f) below.

(b)           In connection with the preparation and review of the Net Funded Level Statement, (i) Buyer shall (A) assist, and shall cause its Affiliates to assist, Seller, its accountants, advisors and other representatives in Seller’s preparation of the Net Funded Level Statement and (B) afford to Seller, its accountants, advisors and other representatives, reasonable access during normal business hours to the personnel, properties, books and records of the Business in the possession of Buyer or any of its Affiliates to the extent relevant to the preparation of the Net Funded Level Statement and (ii) Seller shall afford to Buyer, its accountants, advisors and other representatives, reasonable access during normal business hours to the personnel, properties, books and records of the Business in the possession of Seller or any of its Affiliates to the extent relevant to the review of the Net Funded Level Statement.

(c)           The Net Funded Level Statement shall become final and binding upon the parties on the 30th day following receipt thereof by Buyer unless Buyer gives written notice of its disagreement (a “Notice of Net Funded Level Disagreement”) to Seller prior to such date.  Any Notice of Net Funded Level Disagreement shall specify (i) in reasonable detail the nature and amount of any disagreement so asserted, (ii) disagreements with respect to (and only with respect to) (A) whether the calculation of the Closing Net Funded Level was prepared in accordance with this Section 2.4 (including related definitions of defined terms used herein) and (B) whether there were mathematical errors in the Net Funded Level Statement and (iii) the amount that Buyer reasonably believes is the correct Closing Net Funded Level based on the disagreements set forth in the Notice of Net Funded Level Disagreement, including a reasonably detailed description of the adjustments applied to the Net Funded Level Statement in calculating such amount.  If a timely Notice of Net Funded Level Disagreement is received by Seller, then the Net Funded Level Statement (as revised in accordance with clause (x) or (y) below) shall become final and binding upon the parties on the earlier of (x) the date the parties hereto resolve all differences they have with respect to all matters specified in the Notice of Net Funded Level Disagreement or (y) the date Ernst & Young LLP or, if Ernst & Young LLP is unable or unwilling to serve, another independent actuary upon which Seller and Buyer shall mutually agree (the “Actuary”) delivers the final Net Funded Level Statement to the parties (in accordance with the procedures set forth in this Section 2.4).

(d)           During the 60-day period immediately following the delivery of a Notice of Net Funded Level Disagreement, Seller and Buyer shall seek in good faith to resolve in writing any differences they may have with respect to any matter specified in the Notice of Net Funded Level Disagreement.  At the end of such 60-day period, Seller and Buyer shall submit for review and resolution by the Actuary any and all matters that were included in the Notice of Net Funded Level Disagreement and remain in dispute, and the Actuary shall make a final determination of the values set forth on the Net Funded Level Statement (and shall use such determination to prepare the final Net Funded Level Statement), which determination shall be binding on the parties; provided, however, the scope of such determination by the Actuary shall be limited to:  (i) those matters that remain in dispute and that were included in the Notice of Net Funded Level Disagreement (including any sub-matters subordinate to a larger included matter), (ii) whether such calculation was prepared in accordance with this Section 2.4 and (iii) whether there were mathematical errors in the Net Funded Level Statement, and the Actuary is not authorized or permitted to make any other determination. Without limiting the generality of the foregoing, the Actuary is not authorized or permitted to make any determination as to the accuracy of any representation or warranty in this Agreement or as to compliance by Seller or any of its Affiliates with any of the covenants in this Agreement (other than this Section 2.4). The dispute resolution under this Section 2.4(d) shall constitute an expert determination under New York CPLR Article 76. The determinations of the Actuary shall be final and binding, absent fraud, bad faith or manifest error. Judgment may be entered upon the determination of the Actuary in New York State Supreme Court or any other court having jurisdiction over the party against which such determination is to be enforced. The fees and expenses of the Actuary pursuant to this Section 2.4 shall be borne one-half each by Buyer and Seller.

(e)           A party claiming that any other party has failed to comply with its obligations under Section 2.4(b) to provide access to information may initiate the appointment of the Actuary by making a written request directly to Ernst & Young LLP.  If any party initiates the appointment of the Actuary under this Section 2.4(b), the Actuary shall have the authority: (i) to determine if a party has complied with its obligations to provide access to the information required pursuant to Section 2.4(b) and to order that a party comply with any such obligations; (ii) to extend any deadlines set forth in this Section 2.4, including the immediate temporary suspension of such deadlines during the time period necessary to resolve the disputed issue; and (iii) to allow a party the right to amend any prior Net Funded Level Statement or Notice of Net Funded Level Disagreement where it finds that such party had been prejudiced by the failure to have been provided access to such information.

(f)           If the final Net Funded Level Statement discloses that the Closing Net Funded Level is less than the Estimated Net Funded Level, then the amount of such deficit shall be added on a dollar-for-dollar basis to the Purchase Price.  If the final Net Funded Level Statement discloses that the Closing Net Funded Level exceeds the Estimated Net Funded Level, then the Purchase Price shall be reduced on a dollar-for-dollar basis by the amount of such excess.  If the final Net Funded Level Statement discloses that the Closing Net Funded Level is equal to the Estimated Net Funded Level, then there shall be no adjustment to the Purchase Price in respect of the Closing under this Section 2.4(f).

(g)           No payment pursuant to this Section 2.4 need be made by either party until the date that is 15 Business Days after the determination of the final Net Funded Level Statement (the “Net Funded Level Price Adjustment Due Date”); provided that on or before the Net Funded Level Price Adjustment Due Date, (i) Buyer or Seller (or one or more of its Affiliates as may be designated by such party) shall pay or cause to be paid to the other party (or one or more of its Affiliates as may be designated by such party), in immediately available funds by wire transfer to one or more bank accounts designated in writing at least two Business Days prior to the Net Funded Level Price Adjustment Due Date by the party receiving such payment, cash in U.S. dollars in an amount equal to the Purchase Price adjustment under Section 2.4(f), if any, together with interest on such amount from the Closing Date to the date of such payment, at a rate equal to the Interest Rate on the Closing Date.

Section 2.5.         Allocation of the Consideration.

(a)    (i) Seller and Buyer shall allocate the Purchase Price among the Transferred Assets and the Transferred Company Equity Interests (and, where appropriate, the assets of any Transferred Entity) as of the Effective Time in accordance with the allocation set forth in Schedule 2.5(a) (as modified pursuant to this Section 2.5, the “Allocation”) for Tax purposes.

(ii)          No later than the 45th Business Day prior to the Closing Date, Seller shall prepare and deliver to Buyer a proposed allocation that (A) allocates the Consideration among the Transferred Assets and the Transferred Company Equity Interests (and, where appropriate, the assets of any Transferred Entity) as of the Effective Time separately and on an entity-by-entity, country-by-country and asset-class-by-asset-class basis, (B) is in accordance with Section 1060 of the Code, the regulations promulgated thereunder and any similar, applicable provisions of state, local or foreign law and (C) is consistent in form and substance with the allocation set forth in Schedule 2.5(a), except to the extent reasonably necessary to reflect any Purchase Price adjustments to be made pursuant to Section 2.2(c) and the Estimated Net Working Capital, Estimated Net Indebtedness and Estimated Net Funded Level.

(iii)         No later than the 10th Business Day following Buyer’s receipt of a proposed allocation pursuant to Section 2.5(a)(ii), Buyer shall deliver to Seller, in writing, any good faith objections to such proposed allocation.  If Buyer does not deliver to Seller any such objections pursuant to this Section 2.5(a)(iii), the allocation proposed by Seller pursuant to Section 2.5(a)(ii) shall become the Allocation.  If Buyer delivers to Seller any such objections pursuant to this Section 2.5(a)(iii):

(A)
Buyer and Seller shall negotiate with one another in good faith to agree upon an allocation that is in accordance with Section 2.5(a)(ii)(A), (B) and (C), and any such allocation agreed upon by the parties in writing prior to the Closing Date shall become the Allocation (it being understood, for the avoidance of doubt, that reaching such agreement shall not be a condition to Closing); and

(B)
if Buyer and Seller are unable to agree upon an allocation pursuant to clause (A) above, then (1) prior to the Closing Date, the parties hereto shall prepare a written schedule of the portions of a proposed allocation of the Consideration that they have agreed upon to date, if any, which schedule shall be final and binding on the parties and (2) subject to Section 2.5(c), and to the extent not inconsistent with the Allocation (and the schedule described in clause (1) of this paragraph (B), if applicable), each party hereto shall be entitled to use its own allocation of the Consideration as such party deems appropriate.

(iv)         Promptly after the date of this Agreement, Buyer and Seller shall negotiate in good faith to agree upon an allocation of the Net Working Capital Target among the Seller Affiliates on a country-by-country or entity-by-entity basis and shall amend Schedule 2.5(a) to reflect any such allocation mutually agreed upon by the parties.  Buyer and Seller shall allocate the Net Working Capital Target among the Seller Affiliates on an entity-by-entity basis for purposes of the Allocation as determined pursuant to Section 2.5(a)(iii).

(b)             (i) Subject to Section 2.5(b)(ii) below, the Allocation (and the schedule described in Section 2.5(a)(iii)(B)(1), if applicable) shall be amended on or prior to the Closing Date to reflect, to the extent not already reflected, (A) any Purchase Price adjustments made pursuant to Section 2.2(c), (B) any payments made pursuant to Sections 2.3 and 2.4 and (C) any adjustments to the Consideration under this Agreement for Tax purposes not described in clause (A) or (B) of this paragraph (i), in each case in a manner reasonably consistent with the circumstances giving rise to such payments or adjustments (as applicable).

(ii) Buyer and Seller shall negotiate with one another in good faith to agree upon the amendments set forth in Section 2.5(b)(i).  If Buyer and Seller are unable to agree upon any such amendment, then (A) except as in accordance with clause (B) of this paragraph (ii), the Allocation shall not be amended pursuant to Section 2.5(b)(i), (B) the parties hereto shall prepare a written schedule of the portions of proposed amendments that they have agreed upon, if any, which schedule shall be final and binding on the parties and (C) subject to Section 2.5(c), and to the extent not inconsistent with the Allocation and the schedules described in Section 2.5(a)(iii)(B)(1) and in clause (B) of this paragraph (ii), if applicable, each party hereto shall be entitled to amend the Allocation as such party deems appropriate.

(c)           Except as required by applicable Law, (i) Seller and Buyer shall, and shall cause each of their respective Affiliates to, (A) act in accordance with the Allocation (and the schedules described in Sections 2.5(a)(iii)(B)(1) and 2.5(b)(ii)(B), if applicable) for all purposes, including with respect to any forms or reports (including IRS Form 8594) filed pursuant to Section 1060 of the Code, Treasury Regulations or any other provisions of applicable Law, (B) cooperate in the preparation of any such forms or reports and (C) timely file such forms or reports in the manner required by applicable Law and (ii) Seller and Buyer shall not, and shall cause each of their respective Affiliates not to, take any position that is inconsistent with the Allocation or either of the schedules described in Sections 2.5(a)(iii)(B)(1) and 2.5(b)(ii)(B) if applicable in any communication (whether written or unwritten) with any Governmental Authority.

(d)           In the event that the Allocation or either of the schedules described in Sections 2.5(a)(iii)(B)(1) and 2.5(b)(ii)(B) if applicable is disputed by any Taxing Authority, (i) the party receiving notice of the dispute shall promptly notify the other party hereto of such notice, (ii) both Seller and Buyer shall use commercially reasonable efforts to defend the Allocation (and the schedules described in Sections 2.5(a)(iii)(B)(1) and 2.5(b)(ii)(B), if applicable) in all Tax Contests and similar proceedings and (iii) the dispute shall be deemed to be an Applicable Tax Contest for purposes of Section 9.9(b) and shall be governed by the procedures for Applicable Tax Contests in such subsection (and not those for third party claims in Section 10.6).

Section 2.6.         Withholding.

(a)           Each party hereto shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement and the Ancillary Agreements such amounts as are required to be deducted and withheld under applicable Law (such party that deducts and withholds, the “Withholding Party”).  The Withholding Party shall timely pay the full amount so deducted or withheld to the relevant Governmental Authority, in accordance with applicable Law. As soon as practicable after any such payment, the Withholding Party shall deliver to the other party hereto the original or a certified copy of a receipt issued by the relevant Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to such other party.

(b)           If Buyer or any Buyer Corporation deducts or withholds any Indemnified Withholding Tax (or, if Seller or any Selling Corporation becomes liable for any Indemnified Withholding Tax), then Buyer or such Buyer Corporation shall remit to Seller or the applicable Selling Corporation an additional amount sufficient to place Seller or such Selling Corporation in the same after-Tax position as it would have been in had Buyer or the applicable Buyer Subsidiary been organized or resident for Tax purposes in the same jurisdiction as Seller or the applicable Selling Corporation in respect of which the applicable payment was made.

(c)           Seller shall, and shall cause its Affiliates to, and Buyer shall, and shall cause its Affiliates to, cooperate in good faith to minimize any withholding that may be applied to any payments described in this Section 2.6.

(d)           To the extent such amounts are so deducted or withheld under this Section 2.6, such amounts shall be treated for all purposes of this Agreement and the Ancillary Agreements as having been paid by the Withholding Party to the other Party to the extent so paid to the appropriate Governmental Authority.

ARTICLE 3.
CLOSING

Section 3.1.         Closing.

(a)           The Closing shall take place at the offices of Debevoise & Plimpton LLP, at 919 Third Avenue, New York, NY 10022, at 10:00 a.m., Eastern Time, on the first date that is both (i) at least three Business Days following the satisfaction (or, to the extent permitted, waiver by the parties entitled to the benefits thereof) of all the conditions set forth in Article 4 and (ii) the last Business Day of the month, or at such other times and places as the parties hereto may mutually agree; provided that (I) if the Marketing Period has not ended on such date, then, subject to the continued satisfaction or waiver of the conditions set forth in Article 4 at such time, the Closing shall occur instead on the first date that is both (A) the earliest of (x) any Business Day during the Marketing Period as may be specified by Buyer on no less than three Business Days’ prior written notice to the Seller or (y) the third Business Day after the final day of the Marketing Period and (B) the last Business Day of the month, or at such other times and places as the parties hereto may mutually agree and (II) the provisions in this Section 3.1(a) requiring that the Closing occur on the last Business Day of a month shall be disregarded in the event that, prior to any commencement of the Marketing Period, Seller delivers a notice to Buyer irrevocably waiving such requirement (such notice, the “Month End Waiver Notice”) and (III) if the Month End Waiver Notice has not been so delivered and the final day of the Marketing Period occurs in the month of September, the provisions in this Section 3.1(a) requiring that the Closing occur on not earlier than the third Business Day after the final day of the Marketing Period shall not apply and instead the Closing shall occur on September 30, 2014.  The date on which the Closing occurs is the Closing Date (the “Closing Date”).  All of the actions to be taken and documents to be executed and delivered at the Closing shall be deemed to be taken, executed and delivered simultaneously, and no such action, execution or delivery shall be effective until all are complete, except as specifically provided herein. The Closing shall be deemed to be effective as to each jurisdiction in which the Transferred Assets and the Transferred Company Equity Interests are transferred to, and the Assumed Liabilities are assumed by, Buyer or the applicable Buyer Corporation as of the Effective Time.

(b)           (i) Notwithstanding anything herein to the contrary, (A) if any (x) consent, approval or employee information and/or consulting obligations from or with any employee consultation bodies or other similar bodies or (y) any other filing, consent, approval or action of any third party, in each case set forth on Schedule 3.1(b)(i), shall not have been obtained or completed or deemed to have been obtained or completed by the Closing Date due to circumstances in the jurisdictions of such Governmental Authority or third party (each such jurisdiction, a “Deferred Jurisdiction”) and (B) all the conditions of Article 4 have been satisfied or waived, then the transfer of the Transferred Assets, the transfer of the Transferred Equity Interests and the assumption of the Assumed Liabilities in such Deferred Jurisdiction (such Transferred Assets, Transferred Equity Interests and Assumed Liabilities, collectively, a “Deferred Business”) will not occur on the Closing Date, but shall instead occur as set forth in this Section 3.1(b) (or upon the waiver thereof by Buyer and Seller).  Subject to Section 7.4, the parties shall use reasonable best efforts to ensure that any Deferred Transfer occurs as soon as reasonably practicable after the Closing Date (the date on which the Local Closing occurs, the “Local Closing Date”) in accordance with this Section 3.1(b).  For the avoidance of doubt, the Closing Date shall not be delayed as a result of any Deferred Transfer and there shall be no change in the amount paid at the Closing pursuant to Section 2.2 as a result of any Deferred Transfer.  At the closing of each Deferred Transfer, Seller and its Affiliates, on the one hand, and Buyer and the Buyer Corporations, on the other, shall execute and deliver the Business Transfer Documents pertaining to such Deferred Jurisdictions in accordance with Section 2.1(f).  Notwithstanding that legal title to the Deferred Businesses will not be transferred to Buyer on the Closing Date, all provisions of this Agreement (including the calculation of Net Working Capital, Net Indebtedness, the Purchase Price adjustments and the indemnification provisions) shall apply to the parties as though such transfer occurred at the Closing, except to the extent otherwise expressly provided in this Section 3.1(b).  The parties agree that the Transition Services Agreement to be executed on the Closing Date will include services and fees pertaining to the Deferred Jurisdictions, but notwithstanding the inclusion of such services and fees in the Transition Services Agreement on the Closing Date, no services shall be provided thereunder and no fees shall be paid thereunder with respect to the Deferred Jurisdictions prior to the Local Closing Date, but shall instead commence on the Local Closing Date.  Neither Seller nor any of its Affiliates makes any representation or warranty of any kind whatsoever, whether express or implied, at Law or in equity, with respect to the Deferred Businesses, other than as set forth in Article 5 of this Agreement and then only as of the date of this Agreement and as of the Closing Date, in accordance with the terms of this Agreement.

(ii)          From and after the Closing, and until such time as a Deferred Business has been transferred to Buyer (or its designated Affiliate) pursuant to Section 3.1(b)(vi) or to a third party pursuant to Section 3.1(b)(vi) (each such transfer, a “Deferred Transfer”), such Deferred Business (including all Cash Equivalents generated with respect thereto) will be held for Buyer’s (or its designated Affiliate’s) benefit and account and will be managed and operated by Seller and its Affiliates for Buyer’s (or its designated Affiliate’s) benefit and account, including, for the avoidance of doubt, all items of income, gain and loss, all Taxes and all reasonably ascertainable net Tax benefits realized by Seller and its Affiliates, in each case with respect to Post-Closing Tax Periods, and (A) any such income or gain shall be paid over to Buyer by Seller or its Affiliate promptly upon the request of Buyer and (B) Buyer or its Affiliate shall reimburse Seller or its Affiliate for any such loss promptly upon the request of Seller.

(iii)         Except as otherwise contemplated by Section 3.1(b), during the period from (but not including) the Closing Date through (and including) the Local Closing Date (the “Interim Period”), each Deferred Business will be operated on a basis consistent with past practice or, unless prohibited by applicable Law, otherwise in such manner as Buyer shall reasonably request, and Seller’s pre-Closing obligations pursuant to Section 7.2 will continue in force with respect to such Deferred Business, until the Deferred Transfer of such Deferred Business occurs.  Buyer and Seller will, and will cause their respective Affiliates to, use commercially reasonable efforts to minimize any Liability for Taxes on Deferred Transfers.

(iv)         Seller and its Affiliates will have no Liability to Buyer or any of its Affiliates arising out of the management or operation of any Deferred Business other than for Losses arising out of a failure to comply with Section 7.2 or the failure of Seller and its Affiliates to manage or operate such Deferred Business with the same level of care and diligence as Seller and its Affiliates applied to such Deferred Business prior to the Closing Date, for which Losses Seller will indemnify Buyer and its Affiliates; provided, however, that Seller and its Affiliates will have no Liability for actions taken in accordance with the request or at the direction of Buyer or its Affiliates.

(v)          Except (A) as set forth in Section 3.1(b)(iv) or (B) to the extent relating to or arising out of gross negligence or willful misconduct by Seller or its Affiliates, Buyer will indemnify and hold harmless the Seller Indemnitees from and against any and all Losses which the Seller Indemnitees may incur or suffer, and any and all Taxes, to the extent such Losses or Taxes (as applicable) arise out of or as a result of Seller’s and its Affiliates’ post-Closing direct or indirect ownership, management or operation of each Deferred Business.

(vi)         Subject to Section 3.1(b)(vii), the closing of a transfer of each Deferred Business will be effected on the fifth Business Day after the employee consultation obligations or other third party consent, approval or action in such Deferred Jurisdiction has been obtained or completed or deemed to have been obtained or completed (or upon the waiver thereof by Buyer and Seller), or at such other time as the parties may agree.

(vii)        If any Deferred Business has not been transferred to Buyer (or its designated Affiliate) on or prior to the first anniversary of the Closing Date, then the Parties shall, at the request of Buyer, take all actions necessary to unwind the purchase and sale of such Deferred Business and Seller shall, within five (5) Business Days, refund Buyer (or a Buyer Affiliate designated by Buyer) the amount listed with respect to such Deferred Business on the Allocation (together with any schedules described in Sections 2.5(a)(iii)(B)(1) and 2.5(b)(ii)), reduced by the amount of any income or gain paid over to Buyer by Seller or its Affiliate with respect to such Deferred Business and increased by the amount of any loss or Taxes reimbursed by Buyer or its Affiliate to Seller or its Affiliate with respect to such Deferred Business and as adjusted to reflect any Purchase Price Adjustments and indemnification payments applicable to such Deferred Business that would otherwise have been required to be made pursuant to this Section 3.1(b), together with an amount calculated as interest thereon at the Interest Rate from the Closing Date until the date of such payment. Following such unwinding and refund, no party shall be obligated to consummate the Deferred Transfer with respect to such Deferred Business.

(viii)       With respect to each Employee who is primarily based in a Deferred Jurisdiction as of the Closing Date (a “Deferred Jurisdiction Employee”), (A) the Local Closing Date shall be deemed to be the Closing Date for all purposes of Article 8 of this Agreement and (B) any rights or obligations of the parties with respect to the Deferred Jurisdiction Employees pursuant to Article 8 of this Agreement that are said to be effective as of the Closing, the Closing Date or the Effective Time shall be deemed to be effective as of the Local Closing Date.  Seller shall update Schedule 8.1 periodically during the Interim Period to reflect any additional Deferred Jurisdiction Employees, new hires, transfers, retirements, resignations, dismissals and other employment terminations with respect to Deferred Jurisdiction Employees that may have occurred at any time during the Interim Period; provided that any such new hires, transfers, retirements, resignations, dismissals and other employment terminations shall be in compliance with Section 7.2.  The parties acknowledge that certain Transferred Employees (other than the Deferred Jurisdiction Employees) may have roles and responsibilities pertaining to the operation of the Business in the Deferred Jurisdictions, and agree to cooperate in good faith to cause such Transferred Employees to continue to have such roles and responsibilities during the Interim Period to the extent Buyer deems it necessary or advisable in the operation of the Business.

(ix)         For purposes of Sections 7.1, 7.8(b), 7.9 and 7.10, to the extent applicable to the Deferred Jurisdictions, all references to the Closing or the Effective Time shall be deemed to be references to the Local Closing.

Section 3.2.         Closing; Deliveries.

(a)           At the Closing, Seller, for itself and as agent for the other Selling Corporations, shall deliver or cause to be delivered (unless delivered previously) to Buyer, for itself and as agent for the Buyer Corporations:

(i)	duly executed Transition Services Agreement;

(ii)	duly executed General Assignment Agreement as contemplated by Section 2.1(a);

(iii)	duly executed Hercules License Agreement as contemplated by Section 2.1(a);

(iv)	duly executed Copyright Assignment Agreement as contemplated by Section 2.1(a);

(v)	duly executed Patent Assignment Agreement as contemplated by Section 2.1(a);

(vi)	duly executed Trademark Assignment Agreement as contemplated by Section 2.1(a);

(vii)	duly executed Domain Name Assignment Agreement as contemplated by Section 2.1(a);

(viii)	duly executed Trademark License Agreement as contemplated by Section 2.1(a);

(ix)	duly executed Intellectual Property Cross License Agreement as contemplated by Section 2.1(a);

(x)	duly executed and accepted Local Offer Letters to each Excepted Selling Corporation as contemplated by Section 2.1(e);

(xi)	duly executed Business Transfer Documents for each applicable jurisdiction as contemplated by Section 2.1(f);

(xii)	the Equity Interest Certificates as contemplated by Section 2.1(a);

(xiii)	the officer’s certificate referred to in to Section 4.2(c);

(xiv)	the resignations of all directors and officers of the Transferred Entities; and

(xv)	duly executed Tolling Agreements.

(b)           At the Closing, Buyer, for itself and as agent for the Buyer Corporations, shall deliver (unless delivered previously) to Seller, for itself and as agent for the other Selling Corporations:

(i)	the Purchase Price by wire transfer in dollars in immediately available funds in accordance with the written instructions provided by Seller pursuant to Section 2.2;

(ii)	duly executed Transition Services Agreement;

(iii)	duly executed General Assignment Agreement as contemplated by Section 2.1(a);

(iv)	duly executed Hercules License Agreement as contemplated by Section 2.1(a);

(v)	duly executed Copyright Assignment Agreement as contemplated by Section 2.1(a);

(vi)	duly executed Patent Assignment Agreement as contemplated by Section 2.1(a);

(vii)	duly executed Trademark Assignment Agreement as contemplated by Section 2.1(a);

(viii)	duly executed Domain Name Assignment Agreement as contemplated by Section 2.1(a);

(ix)	duly executed Trademark License Agreement as contemplated by Section 2.1(a);

(x)	duly executed Intellectual Property Cross License Agreement as contemplated by Section 2.1(a);

(xi)	duly executed Tolling Agreements;

(xii)	duly executed Business Transfer Documents for each applicable jurisdiction as contemplated by Section 2.1(e);

(xiii)	duly executed Assumption Agreement as contemplated by Section 2.1(c); and

(xiv)	the officer’s certificate pursuant to Section 4.3(c).

ARTICLE 4.
CONDITIONS TO CLOSING

Section 4.1.         Conditions to the Obligations of Buyer and Seller.

The respective obligations of Buyer and Seller to consummate the Acquisition are subject to fulfillment, prior to or at the Closing, of the following conditions (compliance with which or the occurrence of which may be waived in whole or in part by either party in writing with respect to fulfillment of conditions to its own obligations):

(a)           No Legal Restraint shall be in effect preventing, enjoining or otherwise preventing or prohibiting the consummation of the Acquisition.

(b)           (i) The waiting period required under the HSR Act, including any extensions thereof, shall have expired, (ii) the approval of the European Commission shall have been obtained or deemed to have been obtained pursuant to the EU Merger Regulation and (iii) each Antitrust Approval set forth on Schedule 4.1(b) shall have been obtained or deemed to have been obtained.

Section 4.2.         Conditions to the Obligations of Buyer.

The obligation of Buyer to consummate the Acquisition is subject to fulfillment, prior to or at the Closing, of the following conditions (compliance with which or the occurrence of which may be waived in whole or in part by Buyer in writing):

(a)           (i) each of the Fundamental Representations of Seller, other than the Excepted Fundamental Representations of Seller, shall be true and correct in all respects, other than with respect to de minimis inaccuracies, on and as of the date hereof and the Closing Date, (ii) each of the Excepted Fundamental Representations of Seller, to the extent not qualified as to

“materiality” or “Material Adverse Effect” contained herein shall be true and correct in all material respects and each of the Excepted Fundamental Representations to the extent so qualified by “materiality” or “Material Adverse Effect” shall be true and correct, in each case, on and as of the Closing Date (other than representations and warranties made as of a specified date, which shall be true and correct as of the date specified) and (ii) all other representations and warranties of Seller (without giving effect to any materiality or Material Adverse Effect or similar qualifications contained in such representations and warranties) contained herein shall be true and correct on and as of the date hereof and the Closing Date (other than representations and warranties made as of a specified date, which shall be true and correct as of the date specified), except for breaches or inaccuracies that would not have a Material Adverse Effect, individually or in the aggregate.

(b)           The Selling Corporations shall have performed and complied in all material respects with all the terms, provisions and conditions of this Agreement and the Ancillary Agreements to be complied with and performed by any Selling Corporation at or before the Closing.

(c)           Seller shall have delivered to Buyer a certificate dated the Closing Date and executed by an authorized officer of Seller to the effect that each of the conditions specified above in Sections 4.2(a) and (b) is satisfied in all respects.

(d)           Since the date of this Agreement, there shall have been no event or occurrence that has had or would reasonably be expected to have a Material Adverse Effect.

(e)           The actions set forth in Section 3.2(a) shall have been completed.

Section 4.3.         Conditions to the Obligations of Seller.

The obligation of Seller to consummate the Acquisition is subject to fulfillment, prior to or at the Closing, of the following conditions (compliance with which or the occurrence of which may be waived in whole or in part by Seller in writing):

(a)           (i) each of the Fundamental Representations of Buyer, other than the Excepted Fundamental Representations of Buyer, shall be true and correct in all respects, other than with respect to de minimis inaccuracies, on and as of the date hereof and the Closing Date, (ii) each of the Excepted Fundamental Representations of Buyer, to the extent not qualified as to “materiality” or “Material Adverse Effect” contained herein shall be true and correct in all material respects and each of the Excepted Fundamental Representations to the extent so qualified by “materiality” or “Material Adverse Effect” shall be true and correct, in each case, on and as of the Closing Date (other than representations and warranties made as of a specified date, which shall be true and correct as of the date specified) and (iii) all other representations and warranties of Buyer (without giving effect to any materiality or Material Adverse Effect or similar qualifications contained in such representations and warranties) contained herein shall be true and correct on and as of the date hereof and the Closing Date (other than representations and warranties made as of a specified date, which shall be true and correct as of the date specified), except for breaches or inaccuracies that would not have a Buyer Material Adverse Effect, individually or in the aggregate.

(b)           Buyer and the Buyer Corporations shall have performed and complied in all material respects with all the terms, provisions and conditions of this Agreement and the Ancillary Agreements to be complied with and performed by Buyer at or before the Closing.

(c)           Buyer shall have delivered to Seller a certificate dated the Closing Date and executed by an authorized officer of Buyer to the effect that each of the conditions specified above in Sections 4.3(a) and (b) is satisfied in all respects.

(d)           The actions set forth in Section 3.2(b) shall have been completed.

Section 4.4.         Frustration of Closing Conditions.

Neither Seller nor Buyer may rely on the failure of any condition set forth in this Section 4.2 or 4.3 to be satisfied if such failure was caused by such party’s failure to act in good faith or to use its reasonable best efforts to cause the Closing to occur, as required by Section 7.3.

ARTICLE 5.
REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Disclosure Letter (it being understood that (i) any information set forth in one section or subsection of the Disclosure Letter shall be deemed to apply to and to qualify the Section or subsection of this Agreement to which it corresponds in number and each other Section or subsection of this Agreement to the extent it is reasonably apparent on the face of the disclosure that such information is relevant to such other Section or subsection and (ii) representations and warranties made as of a specified date shall be made only as of the date specified), Seller hereby represents and warrants to Buyer the following (provided that no representation or warranty in this Article 5 is made with respect to any Unconsolidated Joint Venture or the assets, properties, equity interests or Liabilities thereof other than Section 5.7):

Section 5.1.         Organization.

Each of Seller and the Asset Selling Corporations is duly organized, validly existing and in good standing (to the extent such concept is known in the relevant jurisdiction) under the Laws of its respective jurisdiction of formation and has full power and authority to own its properties and carry on its business in the places where such properties are now owned or such businesses are now being conducted, except where the absence of such power and authority would not have a Material Adverse Effect.  Each of the Entity Selling Corporations and the Transferred Entities is duly organized, validly existing and in good standing (to the extent such concept is known in the relevant jurisdiction) under the Laws of its respective jurisdiction of formation and has full power and authority to own its properties and carry on its business in the places where such properties are now owned or such businesses are now being conducted, except where the absence of such power and authority would not reasonably be expected to be materially adverse to the Business, taken as a whole.

Section 5.2.         Authority; Binding Effect.

(a)    Seller has full power and authority to enter into this Agreement and each of the Selling Corporations has full power and authority to enter into the Ancillary Agreements to which it is to be a party and to perform its obligations hereunder and thereunder (as the case may be). This Agreement has been and the Ancillary Agreements to which the Selling Corporations are to be a party will be by Closing duly authorized and approved by all necessary corporate action.

(b)           Assuming the due authorization, execution and delivery of this Agreement by Buyer, this Agreement constitutes a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general equity principles.  Assuming the due authorization, execution and delivery of the Ancillary Agreements by Buyer or the relevant Buyer Corporation (as the case may be), each Ancillary Agreement to be executed by any Selling Corporation, when delivered hereunder, will be duly and validly executed and delivered, and will constitute a legal, valid and binding obligation of such Selling Corporation, enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general equity principles.

Section 5.3.         Non-Contravention.

The execution and delivery of this Agreement by Seller, the execution and delivery of the Ancillary Agreements by any Selling Corporation party thereto and the consummation of the transactions contemplated hereby and thereby, do not and will not (i) violate any provision of the organizational documents of any Seller Affiliate, (ii) conflict with, or result in the breach of, or constitute a default under, or result in the loss, impairment, alteration, termination, assignment, cancellation or acceleration or give rise to the right thereto (whether after the giving of notice or the lapse of time or both) of any right or obligation of any Seller Affiliate, or require a consent or waiver or the payment of a penalty, under any Material Contract to which it is a party or to which its assets, properties or rights are subject or result in the creation or the imposition of any Encumbrance upon any of the Transferred Assets, Transferred Company Equity Interests or assets, properties or rights of any Transferred Entity, or result in the cancellation, modification, revocation or suspension of any material Governmental Authorization in respect of the Transferred Assets, Transferred Equity Interests or Transferred Entities, or (iii) assuming compliance with the matters set forth in Schedules 5.4 and 6.5, violate any Law of any Governmental Authority applicable to any Seller Affiliates, or any of the Transferred Assets or Transferred Company Equity Interests or assets, properties or rights of the Transferred Entities or any Order against any Seller Affiliate or the Transferred Assets, the Transferred Company Equity Interests or any asset of the Transferred Entities, except with respect to clauses (ii) and (iii), for any violation, conflict, breach, default, termination, cancellation, acceleration, modification, revocation or suspension as would not reasonably be expected to be materially adverse to the Business, taken as a whole.

Section 5.4.         Seller Governmental Consents and Approvals.

The execution and delivery of this Agreement by Seller and the execution and delivery of the Ancillary Agreements by any Selling Corporation party thereto, and the performance of their respective obligations hereunder and thereunder, do not require any filing with, or clearance, consent or approval of, any Governmental Authority, except for filings, clearances, consents or approvals pursuant to the HSR Act, the EU Merger Regulation, other Competition Laws or the failure of which to effect or obtain would not reasonably be expected to be materially adverse to the Business, taken as a whole.

Section 5.5.         Financial Information; Undisclosed Liabilities.

(a)           Schedule 5.5 sets forth the following financial statements of the Business:  (i) the audited combined balance sheets of the Business as of September 30, 2013 (the “2013 Balance Sheet”) and 2012 and audited combined statements of operations and comprehensive income, invested equity and cash flows of the Business for the twelve-month periods ended September 30, 2013, 2012 and 2011 (collectively, the “Financial Statements”).  The Financial Statements (i) have been prepared based on the books and records of the Business and the Seller (except as may be indicated in the notes thereto), (ii)  have been prepared in accordance with GAAP consistently applied, (iii) present fairly, in all material respects, the combined financial position, the results of operations and cash flows of the Business (except for Taxes and the presentation of Excluded Assets and Excluded Liabilities) as of the respective dates thereof and for the respective periods indicated therein and (iv) have been prepared in accordance with the carve out guidelines included in SEC Staff Accounting Bulletin Topic 1 B in all material respects.  From September 30, 2013 to the date of this Agreement, there has not been any material change in the accounting methods used by any Seller Affiliate with respect to the Business.

(b)           There is no Liability of the Business required to be set forth on the 2013 Balance Sheet in accordance with GAAP, except (i) as disclosed, set forth or reserved against on the face of the 2013 Balance Sheet, (ii) for Liabilities incurred in the ordinary course of business since the date of the 2013 Balance Sheet, (iii) for Taxes, (iv) for Excluded Liabilities, (v) for Liabilities incurred in entering into this Agreement and/or performing obligations pursuant to the terms hereof and (vi) for Liabilities that would not have a Material Adverse Effect.

(c)           Seller has established and maintained a system of internal accounting controls with respect to its businesses, including the Business, sufficient to provide reasonable assurances that, in all material respects, (i) transactions are executed in accordance with management’s general or specific authorization, transactions are recorded as necessary (A) to permit the preparation of financial statements in conformity with GAAP and (B) to maintain accountability for items, (ii) access to assets is permitted in accordance with management’s general or specific authorization and (iii) recorded accountability for items is compared with actual levels at reasonable intervals and appropriate action is taken with respect to any differences.

Section 5.6.         Absence of Material Adverse Effect.

From September 30, 2013 to the date of this Agreement, there has, with respect to the Business, been no event or occurrence that has had or would reasonably be expected to have a Material Adverse Effect.  Other than as set forth on Schedule 5.6, from September 30, 2013 to the date of this Agreement, (i) the Business has been conducted in the ordinary course consistent with past practice and (ii) no Seller Affiliate has taken any action that would, if taken after the date hereof, require the consent of the Buyer under clause (i), (ii), (iii) or (x) of Section 7.2(b).

Section 5.7.         Equity Interests in the Transferred Entities; Equity Interests in Other Persons.

(a)           Schedule 5.7(a) sets forth the name and the jurisdiction of organization of each Transferred Entity.  Schedule 5.7(a) sets forth, as of the date of this Agreement and for each Transferred Entity, the number of authorized equity interests in such Transferred Entity, the number of outstanding equity interests in such Transferred Entity and the record and beneficial owners thereof.  Except for the Transferred Equity Interests, as of the date of this Agreement, there are no equity interests in a Transferred Entity issued, reserved for issuance or outstanding and there are no preemptive or similar rights on the part of any holder of any class of securities of any Transferred Entity.  The Entity Selling Corporations have good and valid title to the Transferred Company Equity Interests, free and clear of all Encumbrances, and are the record and beneficial owners thereof.  The Transferred Entities have good and valid title to the Transferred Company Subsidiary Equity Interests, free and clear of all Encumbrances, and are the record and beneficial owner thereof.

(b)           The Transferred Equity Interests have been duly authorized and validly issued and are fully paid and nonassessable.  As of the date of this Agreement, there is no Indebtedness of any Transferred Entity having the right to vote (or that is convertible into, or exercisable or exchangeable for, securities having the right to vote) on any matters on which holders of the Transferred Equity Interests may vote (“Transferred Entity Voting Debt”).  As of the date of this Agreement, there are not any options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings to which any Transferred Entity is a party or by which any of them is bound (i) obligating any Transferred Entity to issue, deliver or sell, or cause to be issued, delivered or sold, additional units of its equity interests or any security convertible into, or exercisable or exchangeable for, any equity interest in any Transferred Entity or any Transferred Entity Voting Debt, (ii) obligating any Transferred Entity to issue, grant, extend or enter into any such option, warrant, security, right, unit, commitment, Contract, arrangement or undertaking or (iii) that give any person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of the Transferred Equity Interests.

(c)           Except as set forth on Annex E or Schedule 5.7(c), as of the date of this Agreement, no Transferred Entity owns, directly or indirectly, any equity interests in any other person.

Section 5.8.         Real Property.

(a)           “Owned Real Property” means those owned real properties as set forth on Schedule 5.8(a), owned by Seller, an Asset Selling Corporation or a Transferred Entity and, in the case of Seller or an Asset Selling Corporation, used in connection with the Business.

(b)           “Leased Real Property” means all leased real properties as set forth on Schedule 5.8(b), which are subject to a leasehold interest in favor of Seller, an Asset Selling Corporation or a Transferred Entity and, in the case of Seller or an Asset Selling Corporation, used in connection with the Business (collectively, “Real Property Leases”) (collectively, the

Leased Real Property, together with the Owned Real Property, in each case together with Seller’s or the applicable Asset Selling Corporation’s or Transferred Entity’s right, title and interest in all buildings, structures, improvements, paved parking lots and fixtures thereon and all other appurtenances thereto, the “Business Real Property”).

(c)           Each Seller Affiliate has good, valid and insurable fee simple title to or, in the case of Leased Real Property, good and valid leasehold interests in, all its material Owned Real Property and its material Leased Real Property (in each case, other than those assets and interests disposed of since the date hereof in the ordinary course of business), free and clear of any Encumbrances other than Permitted Encumbrances.

(d)           Each of the Real Property Leases is valid, binding and in full force and effect.  None of the Seller Affiliates has received written notice within the last 12 months from any lessor with respect to any material default with respect to any Real Property Lease.

(e)           No Transferred Entity has an interest in any real property that is not Business Real Property or real properties set forth on Schedule 5.12.

Section 5.9.         Material Contracts.

(a)           Except for the Contracts set forth on Schedule 5.9(a) and the Business IP Licenses (collectively, the “Material Contracts”), Contracts entered into after the date hereof not in violation of Section 7.2 and Contracts constituting Excluded Assets or Excluded Liabilities, no Transferring Corporation is a party to or bound by any Contract used in the conduct of the Business:

(i)           for the purchase of Inventory or other Transferred Tangible Personal Property, the performance of which is reasonably expected to involve annual payments on the part of the Seller Affiliates in excess of $4,000,000 and is not terminable by the Seller Affiliates on 90 days’ notice or less without premium or penalty (excluding sales orders and purchase orders issued in the ordinary course of business);

(ii)          for the sale of Inventory or other Transferred Tangible Personal Property or for the furnishing of services, the performance of which is reasonably expected to involve annual payments to the Seller Affiliates in excess of $4,000,000 and is not terminable by the Seller Affiliates on 90 days’ notice or less without premium or penalty (excluding sales orders and purchase orders issued in the ordinary course of business);

(iii)         concerning a joint venture, partnership or similar contract or agreement (however named);

(iv)         under which the Business has (A) created, incurred, assumed or guaranteed any Indebtedness, (B) granted an Encumbrance (other than a Permitted Encumbrance) on any material Transferred Asset, any Transferred Equity Interests or any material asset of a Transferred Entity, in each case, other than an Encumbrance that will be released as of the Closing, or (C) provided for the sale of any material Transferred Asset, any Transferred Equity Interests or any material asset of a Transferred Entity or granted any preferential rights to purchase any material Transferred Asset (other than Inventory), any

Transferred Equity Interests or any material asset of a Transferred Entity, other than the sale of Inventory in the ordinary course;

(v)          that requires payment by or to the Business of more than $4,000,000 and is not terminable on 90 days’ notice or less without premium or penalty (excluding sales orders and purchase orders issued in the ordinary course of business);

(vi)         with a Seller Affiliate (other than contracts between two Transferred Entities);

(vii)        that limits or purports to limit the ability of the Business to compete in any line of business or with any Person or in any geographic area or grants any exclusive rights to make, sell or distribute the Business’s material products or services;

(viii)       that is a collective bargaining agreement for the benefit of any Employee (including the Union Contracts);

(ix)         relating to conditional sale arrangements or hedging activities, in each case in connection with which the aggregate actual or contingent obligations of the Business under such Contract in excess than $4,000,000 in the aggregate;

(x)          with a stockholder, director or officer of a Seller Affiliate, other than employment agreements or customary confidentiality agreements and invention assignment agreements entered into with employees generally, but including any Contract that would require the payment of a cash bonus to any director, officer or employee of a Seller Affiliate as a result of the consummation of the transactions contemplated hereby;

(xi)         requiring any capital commitment or capital expenditure (including any series of related expenditures) by a Seller Affiliate in excess of $4,000,000;

(xii)        that is a Commingled Contract with a customer or with a vendor of raw materials or logistics under which the annual expenditures attributable to the Business are in excess of $1,000,000.

(xiii)       pursuant to which any third Person creates, develops, or customizes for or on behalf of Seller or its Affiliates (including the Transferred Entities) any Intellectual Property that is material to the Business; or

(xiv)       relating to the acquisition or disposition of any business, assets, properties or rights within the past three years or under which a Seller Affiliate has any future liability with respect to an “earn-out”, contingent purchase price, deferred purchase price or similar contingent payment obligation, or any indemnification obligation.

(b)           (i) Each Material Contract and each Real Property Lease is valid and binding on any Transferring Corporation party thereto and, to the Knowledge of Seller, each other party thereto and is in full force and effect, (ii) no Transferring Corporation is in material breach of, or material default under, any Material Contract to the extent it is a party thereto and, to the Knowledge of Seller, no other party thereto is in material breach of, or material default under, any Material Contract, (iii) to the Knowledge of Seller, no Seller Affiliate has received any written notice within the last 12 months of any default or event that with notice or lapse of time, or both, would constitute a default by a Seller Affiliate under any Material Contract and (iv) to the Knowledge of Seller, no Transferring Corporation or Seller Affiliate has within the last 12 months provided or received written notice of any intention to terminate any Material Contract, Real Property Lease. True and correct copies of each Material Contract (including all modifications and waivers thereunder) have been made available to Buyer prior to the date hereof.

Section 5.10.       Intellectual Property Rights.

(a)           Schedule 5.10(a) sets forth a true, complete and correct list of, and identifies the owners of, all (i) registered Copyrights and applications therefor, (ii) issued Patents and pending Patent applications, (iii) registered Trademarks and applications therefor, and (iv) domain name registrations, in each case owned by or licensed to the Transferring Corporations and used or practiced primarily in the Business.  The Owned Business IP included in Schedule 5.10(a) is subsisting and, to the Knowledge of Seller, is valid and enforceable.

(b)           A Transferring Corporation owns, free and clear of all Encumbrances other than Permitted Encumbrances, or otherwise has the right to use or practice, pursuant to a valid license, sublicense or other agreement, the Transferred IP and, in the case of the Transferred Entities, the IP Rights used or practiced by the Transferred Entities in connection with the operation of the Business (collectively the “Business IP”).

(c)           Schedule 5.10(c) sets forth all Owned Business IP that is jointly owned by Seller or any of its Affiliates (including the Transferred Entities) and a third Person (the “Jointly Owned IP”).  Except with respect to the Jointly Owned IP, one or more Transferring Corporations are the sole and exclusive owners of all of the Owned Business IP.  Since January 1, 2011, no Person that holds an ownership interest in any Jointly Owned IP has declined or failed to cooperate in enforcing such Jointly Owned IP against infringing or allegedly infringing third Persons or, to the Knowledge of Seller, would reasonably be expected to decline or fail to cooperate in such enforcement if requested to do so by Buyer or a Transferring Corporation or required to do so by applicable Law.

(d)           To the Knowledge of the Seller, since January 1, 2011 none of the products, services or conduct of, or the exercise of IP Rights in, the Business, has been or is infringing upon, misappropriating, diluting or otherwise violating any of the IP Rights of any third Person.

(e)           To the Knowledge of Seller, since January 1, 2011 no Person has been or is infringing upon, misappropriating, diluting or otherwise violating the Business IP.

(f)           Since January 1, 2011, no Person has asserted in writing or, to the Knowledge of Seller, threatened any objection or claim with respect to the ownership, validity or enforceability of the Business IP or the Transferred Corporations’ rights to exercise, sell or license any Business IP.  Each Transferring Corporation has taken all actions reasonably necessary to maintain the secrecy of all Trade Secrets used in the Business.

(g)           None of the Transferring Corporations distributes or licenses any software owned by a Transferring Corporation and used in connection with the Business that is subject to, or contains or is derived from any Software that is subject to, an open source, “copyleft” or similar license that requires any source code thereof to be disclosed, licensed for free, publicly distributed, attributed to any Person or dedicated to the public. The Transferred Companies have implemented backup, security and disaster recovery technology and procedures for IT Systems that are commercially reasonable for the Business. To the Knowledge of Seller, the IT Systems do not contain any Malware that would reasonably be expected to interfere with the conduct of the Business.

(h)           Except with respect to (i) non-exclusive trademark or copyright licenses included in distribution agreements entered into in the ordinary course of business or (ii) “shrink-wrap” or similar licenses, Schedule 5.10(h) sets forth a list of all (x) Transferred IP Licenses and (y) in the case of the Transferred Entities, licenses, sublicenses and other agreements to which any Transferred Entity is a party or is otherwise bound that restrict or grant rights to use or practice rights under the Business IP, in each case of clauses (x) and (y), which are material to the Business (collectively, the “Business IP Licenses”).

        (i)            Schedule 5.10(i) sets forth all material IP Rights used or practiced in the Business constituting Excluded Assets.  Except as set forth on Schedule 5.10(i), the Business IP contains all of the material IP Rights used or practiced in the conduct of the Business as conducted on the date of this Agreement.

“IP Rights” shall mean all of the following:

(i)           patents and patent applications (including any divisions, continuations, continuations-in-part, provisional applications, reexamined versions or reissues thereof) whether or not patents are issued on any such applications and whether or not any such applications are modified, withdrawn or resubmitted (“Patents”);

(ii)           trademarks (including trade dress), service marks, logos or tradenames, whether registered or unregistered, together with the goodwill associated with any of the foregoing, and all registrations, renewals and applications for registration thereof (“Trademarks”);

(iii)           those rights existing under the copyright laws for those works subject to the copyright laws and copyright registrations and applications for registration thereof, including all renewals and extensions thereof (“Copyrights”);

(iv)           rights in trade secrets, confidential business information and other proprietary information (including concepts, ideas, designs, processes, procedures, techniques, technical information, specifications, operating and maintenance manuals, drawings, models, tools, algorithms, Software architectures, methods, know-how, technical data and databases, discoveries, inventions, research and development, formulas, modifications, extensions, improvements and other proprietary content) (rights in “Trade Secrets”);

(v)           rights in computer software programs, including but not limited to application software, system software, firmware, middleware and mobile digital applications,

including all source code, object code, and documentation related thereto, in any and all forms and media (rights in “Software”);

(vi)           rights in domain names, domain name registrations and web pages (rights in “Domain Names”); and

(vii)          all other intellectual property rights in any and all jurisdictions throughout the world.

Section 5.11.       Title to Transferred Assets.

Subject to Permitted Encumbrances, Seller, an Asset Selling Corporation or a Transferred Entity has good and valid title to or, in the case of leased Transferred Tangible Personal Property, valid leasehold interests in, all the material assets, properties and rights of the Business reflected on the 2013 Balance Sheet (in each case, other than with respect to real property and leases thereof, which are the subject of Section 5.8, IP Rights, which are the subject of Section 5.10, Excluded Assets and assets, properties and rights disposed of since the date of the 2013 Balance Sheet).

Section 5.12.       Sufficiency of Assets.

The Transferred Assets and the assets, properties and rights that will be owned, leased or licensed by the Transferred Entities immediately following the Closing will, together with the assets, services, rights and other obligations that will be provided, leased or licensed pursuant to the Ancillary Agreements, constitute all the material assets, properties and rights necessary to conduct the Business as it is conducted as of the date hereof and  immediately prior to the Closing by Seller and its Affiliates (other than (a) items (a), (b), (c), (d), (f), (g), (h), (i), (j), (k), (l), (m) and (n) on Annex B-2, (b) those owned and leased real properties set forth on Schedule 5.12 and (c) general and administrative support and corporate-level services and related computer software programs currently provided to the Business by Seller and its Affiliates (other than services or programs to be made available pursuant to the Transition Services Agreement)); provided (i) all consents, waivers, approvals, licenses, permits, authorizations, registrations, declarations, filings or notifications required to be made or obtained in connection with the execution, delivery and performance of this Agreement, the Ancillary Agreements and the Acquisition are so made or obtained and (ii) Buyer owns or forms legal entities in any necessary jurisdictions and that such legal entities obtain such necessary corporate qualifications to do business in such jurisdictions.

Section 5.13.       Compliance with Laws.

Each Seller Affiliate, to the extent applicable to its ownership of Transferred Assets or Transferred Equity Interests or other participation in the operation of the Business, is and has been since January 1, 2011 in compliance with all Laws (other than Environmental Laws, Tax Laws or Laws relating to employee benefits or labor matters, which, in each case, are the subject of other Sections hereof), except to the extent that the failure to comply therewith would not have a Material Adverse Effect.

Section 5.14.       Environmental Matters.

(a)           Each Seller Affiliate, to the extent applicable to its ownership of the Transferred Assets or the Transferred Equity Interests or its operation or conduct of the Business, is and since January 1, 2011 has been in compliance with all Environmental Laws and Governmental Authorizations issued thereunder except to the extent that the failure to comply therewith would not have a Material Adverse Effect.

(b)           As of the date hereof, (i) none of Seller, the Asset Selling Corporations or the Transferred Entities has received any Environmental Notice arising from or relating to the operation or conduct of the Business, including that portion of the Business conducted at the Business Real Property, or to the ownership or operation of any Transferred Asset, the substance of which Environmental Notice has not been resolved or, if pending, would have a Material Adverse Effect; and (ii) no Order or Proceeding has been issued or is pending against, or to the Knowledge of Seller is threatened in writing against, Seller, any Asset Selling Corporation or any Transferred Entity relating to a violation of any applicable Environmental Law or Governmental Authorization or to a Release of or to human exposure to Hazardous Materials (in each such case, solely to the extent related to the ownership or operation of any Transferred Assets or the operation or conduct of the Business), except, in any such case, for such Order or Proceeding as would not have a Material Adverse Effect.

(c)           Schedule 5.14(c) to this Agreement lists all Business Real Property at which any Seller Affiliate is currently engaged in, or is contributing financially to, an assessment, response, removal, remediation, corrective action or related monitoring activity to address a Release of a Hazardous Material, to the extent such Release occurred prior to the date hereof.

(d)           The representations and warranties in Sections 5.4 (Seller Governmental Consents and Approvals) (other than as relates to Environmental Permits), 5.5(b) (Undisclosed Liabilities), 5.14 (Environmental Matters) and 5.16 (Governmental Authorizations) are Seller’s exclusive representations and warranties relating to matters arising under Environmental Laws or Governmental Authorizations issued thereunder or to a Release of or to human exposure to Hazardous Materials.

Section 5.15.       No Litigation or Orders.

As of the date hereof, (a) no Proceeding is pending against or, to the Knowledge of Seller, threatened in writing against any Seller Affiliate in connection with the Business that is or would reasonably be expected to be materially adverse to the Business, taken as a whole (if determined in a manner adverse to such Seller Affiliate) and (b) no Seller Affiliate is subject to any outstanding Order in connection with the Business that is or would reasonably be expected to be materially adverse to the Business, taken as a whole.

Section 5.16.       Governmental Authorizations.

Schedule 5.16 sets forth, as of the date hereof, a list of all material Governmental Authorizations constituting a Transferred Asset or held by a Transferred Entity (assuming, for purposes of this Section 5.16 only, that all consents necessary for the transfer of such Governmental Authorizations to Buyer have been obtained) currently held or being applied for by any Transferring Corporation in connection with the ownership of the Transferred Assets or the operation of the Business (other than authorizations to do business, Tax registrations, export/import licenses and other similar Governmental Authorizations of general application). No Transferring Corporation has, for the period from January 1, 2011 to the date hereof, received written notice that any Governmental Authorization constituting a Transferred Asset or held by a Transferred Entity is not in full force and effect (other than any such notice regarding a Governmental Authorization that is in full force and effect as of the date hereof), and no claim or Proceeding is pending, or to the Knowledge of Seller, threatened to revoke or limit any such Governmental Authorization.

Section 5.17.       Taxes.

(a)           (i) All material Tax Returns required to have been filed for Pre-Closing Tax Periods for which the statute of limitations is open, to the extent such Tax Returns are of the Transferred Entities or relate to the Transferred Assets, the Assumed Liabilities and the Business, have been timely filed (taking into account extensions) and all such Tax Returns are true, correct and complete in all material respects, (ii) all Taxes due with respect to such Tax Returns have been paid in full by the due date thereof, other than Taxes being contested in good faith by appropriate proceedings and (iii) there are no Tax liens (other than Permitted Encumbrances) on the Transferred Assets or the assets, properties or rights of any Transferred Entity.

(b)           (i) None of the Transferred Entities has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, in each case other than in connection with the audits and examinations the existence of which has been made available to Buyer prior to the date of this Agreement, (ii) none of the Transferred Entities has received any Tax ruling or entered into any closing agreement that will be binding following the Closing and (iii) Schedule 5.17(b)(iii)(A) sets forth the classification of each Transferred Entity for U.S. federal income tax purposes and Schedule 5.17(b)(iii)(B) lists each entity classification election and change in entity classification that has been made within the past five years under Treasury Regulation Section 301.7701-3 with respect to each of the Transferred Entities for U.S. federal income Tax purposes.

(c)           Except as has been made available to Buyer prior to the date of this Agreement, no income Tax or Tax Return of a Transferred Entity with respect to income Taxes is currently under examination or audit and no such examination or audit has been threatened in writing.  No “listed transaction” within the meaning of Section 1.6011-4(b)(2) of the Treasury Regulations has been undertaken that involves any Transferred Entity.

This Section 5.17 and Section 5.19 contain the only representations and warranties by Seller with respect to Taxes.

Section 5.18.       Labor Matters.

(a)           With respect to the Employees, the Transferring Corporations are and at all times since January 1, 2011 have been in compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment and wages and hours except, in any such case, for such non-compliance or violation as would not reasonably be expected to be materially adverse to the Business, taken as a whole. None of the Transferring Corporations have received notice of, with respect to any Employee or Former Employee (i) any charge or complaint against any Transferring Corporation pending before the Equal Employment Opportunity Commission or any other Governmental Authority responsible for the prevention of unlawful employment practices or (ii) any complaint or lawsuit against any Transferring Corporation alleging employment discrimination or violations of occupational safety and health requirements pending before a court of competent jurisdiction. To the Knowledge of Seller as of the date hereof, all individuals who provide services to the Transferred Entities are and at all times since January 1, 2011 have been accurately classified by the Transferring Corporations as an employee or non-employee and as exempt or non-exempt.

(b)           (i) With respect to the Employees, except for Contracts listed on Schedule 5.18(b)(i) (the “Union Contracts”), none of the Transferring Corporations is a party to or is bound by any material union contract or collective bargaining agreement nor is any such contract or agreement currently in effect or, to the Knowledge of Seller as of the date hereof, being negotiated by or on behalf of any Transferring Corporation and (ii) except as set forth on Schedule 5.18(b)(ii), no employee consultation body exists representing a material number of Employees.  Since January 1, 2011, there has not occurred or, to the Knowledge of Seller, been threatened, any material strike, slowdown, picketing, work stoppage, concerted refusal to work overtime by, or lockout of, or other similar labor activity or organizing campaign with respect to, any Employee.

(c)           Schedule 8.1 consists as of the date hereof, and will consist as of the date of any update thereto in accordance with Section 8.1 and Section 3.1(b)(viii) hereof, solely of individuals whose roles are supportive of the operation of the Business at the level at which it then-currently operated.

Section 5.19.       Employee Benefits.

(a)           The Transferring Corporations (i) will have timely made, on or before the Closing Date, all material payments (including material premium payments with respect to insurance policies) required by applicable Law or by the terms of any Seller Benefit Plan or its related trust, insurance Contract or other funding arrangement to be made by them on or before the Closing Date, except with respect to which Buyer or any other Buyer Corporation or any of their Affiliates (including the Transferred Entities following the Effective Time) could not have any material Liability following the Effective Time, and (ii) will have accrued (in accordance with GAAP) as of the Closing Date all such material payments (including material premium payments with respect to insurance policies) due under applicable Law or by the terms of any Seller Benefit Plan or its related trust, insurance Contract or other funding arrangement but not yet payable as of the Closing Date, to the extent that such accruals are required under applicable Law or the terms of the relevant funding arrangement.

(b)           Neither the Transferring Corporations, nor any of their ERISA Affiliates, nor any predecessor thereof, sponsors, maintains or contributes to, or in the past three (3) years has sponsored, maintained or contributed to, a multiemployer plan within the meaning of Section 3(37) of ERISA that, in each case, could result in the imposition of any Liability to

Buyer, a Buyer Corporation or any of their Affiliates (including the Transferred Entities following the Effective Time). No Transferring Corporation or any of their ERISA Affiliates has incurred any unsatisfied Liability (including withdrawal Liability) under, and no circumstances exist that could result in any Liability to any Transferring Corporation or any of their ERISA Affiliates under, Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA or any other provision of ERISA or the Code that, in each case, could result in the imposition of any Liability on Buyer or any other Buyer Corporation or any of their Affiliates (including the Transferred Entities following the Effective Time.

(c)           No Transferred Entity has any Liability to provide, and no Seller Benefit Plan sponsored or maintained by any Transferred Entity provides, or has any Liability with respect to an obligation to provide, medical, dental or life insurance coverage or any other welfare benefits after termination of employment, except as may be required under foreign law or section 4980 of the Code.

(d)           Except with respect to which Buyer or a Buyer Corporation or their Affiliates (including the Transferred Entities following the Closing) could not have any material Liability following the Effective Time, each Seller Benefit Plan is and has been operated in all material respects in accordance with its terms and with all applicable Laws including ERISA and the Code.  With respect to each such Seller Benefit Plan that is intended to be qualified under Section 401(a) of the Code, each such plan has been determined by the IRS to be so qualified as and has received a favorable determination letter from the IRS, and each trust forming a part thereof has been determined by the IRS to be exempt from tax pursuant to Section 501(a) of the Code and, to the Knowledge of Seller, no reason exists that would reasonably be expected to cause such qualified status to be revoked for any period.

(e)           There are no pending material Proceedings that have been instituted or, to the Knowledge of Seller, asserted, threatened or anticipated (i) by, on behalf of or against any of the Seller Benefit Plans, the assets of any of the trusts under such plans, the plan sponsors, the plan administrator or any fiduciary of any such plan (other than routine benefit claims) or (ii) by or on behalf of any current or former Employee relating to his or her employment, termination of employment, compensation or employee benefits, in each case, that could result in the imposition of any material Liability on Buyer or a Buyer Corporation or any of their Affiliates (including the Transferred Entities following the Effective Time).  There are no investigations or audits by any Governmental Authority of any such Seller Benefit Plans, any trusts under such plans, the plan sponsor, the plan administrator or any fiduciary of any such plan that have been instituted or, to the Knowledge of Seller, threatened, in each case, that could result in the imposition of any material Liability on Buyer or a Buyer Corporation or any of their Affiliates (including the Transferred Entities following the Effective Time).

(f)           The Transferring Corporations have made available to Buyer accurate and complete copies of all Seller Benefit Plans that are material employment Contracts for Employees, or accurate and complete representative forms thereof, and all material policies relating to the employment of the current Employees.

(g)           Schedule 5.19(g)(i) sets forth each material Seller Benefit Plan and Schedule 5.19(g)(ii) sets forth any material Seller Benefit Plan that provides severance or separation benefits for Employees. Seller has provided or made available to Buyer a complete and correct copy of, and all material documentation related to, each such Seller Benefit Plan, including as applicable, all plan documents and material amendments, written descriptions of any material unwritten Seller Benefit Plan, and any material trust agreements, insurance contracts or other funding arrangements and, solely with respect to each such material Seller Benefit Plan that is sponsored, maintained, contributed to or required to be contributed to by any Transferred Entity, the most recent actuarial and trust reports.

(h)           Except as set forth on Schedule 5.19(h), the execution, delivery and performance of this Agreement and consummation of the Acquisition will not (alone or in combination with any other event) (i) entitle any Employee to severance pay or any other payment under any Seller Benefit Plan, (ii) result in any payment becoming due, accelerate the time of payment or vesting of benefits, or increase the amount of compensation due to any Employee under any Seller Benefit Plan or (iii) result in any forgiveness of indebtedness, trigger any funding obligation under any Seller Benefit Plan that is sponsored or maintained by a Transferred Entity or impose any restrictions or limitations on any of the Transferred Entities’ rights to administer, amend or terminate any Employee Benefit Plan. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property or in the form of benefits) to an Employee by Seller or any of its Affiliates in connection with the Acquisition will be an “excess parachute payment” within the meaning of Section 280G of the Code.  Except with respect to which Buyer or a Buyer Corporation or their Affiliates (including the Transferred Entities following the Closing) could not have any material Liability following the Effective Time, no Employee is entitled to receive any additional payment (including any tax gross-up or other payment) from Seller or any of its Affiliates as a result of the imposition of the excise taxes required by Section 4999 of the Code or any taxes required by Section 409A of the Code.

Section 5.20.       Anti-Corruption

(a)           Since January 1, 2009, the Seller Affiliates and each of their respective officers, directors and employees and, to the Knowledge of Seller, agents, distributors and other Persons acting for or on behalf of any of the Seller Affiliates (collectively, the “Relevant Persons”) have not directly or indirectly violated or taken any act in furtherance of violating any provision of the U.S. Foreign Corrupt Practices Act of 1977 (as amended), the U.K. Bribery Act 2010 or any other anti-corruption or anti-bribery Laws applicable to any of the Seller Affiliates (collectively, the “Anti-Corruption Laws”), except as would not reasonably be expected to result in a material liability to the Business or to otherwise materially interfere with the conduct of the Business.

(b)           There is no written allegation, written request for information, written notice of potential liability, or any pending Proceeding regarding any material violation by any of the Seller Affiliates of any Anti-Corruption Law pending or, to the Knowledge of Seller, threatened against any of the Seller Affiliates, except where such dispute, allegation, request for information, notice of potential liability, or other action does not relate to the Business.

(c)           No Relevant Person is a Governmental Official.

Section 5.21.       Trade Controls Compliance.

(a)    Since January 1, 2009, the Seller Affiliates and each of their respective officers, directors and employees, and, to the Knowledge of Seller, agents, distributors and other Persons acting for or on behalf of any of the Seller Affiliates have not, in the course of their actions for, or on behalf of, any Seller Affiliate, engaged directly or indirectly in transactions: (i) connected with any of North Korea, Cuba, Iran, Syria, Myanmar or Sudan; (ii) connected with any government, country or other entity or Person that is the target of U.S. economic sanctions administered by the U.S. Treasury Department Office of Foreign Assets Control (“OFAC”) or by Her Majesty’s Treasury in the U.K., or the target of any applicable U.N., E.U. or other international sanctions regime, including with specially designated nationals or blocked persons designated by OFAC or with persons on any U.N., E.U. or U.K. assets freeze list; or (iii) that are prohibited by any law administered by OFAC, or by any other economic or trade sanctions law of the U.S. or any other jurisdiction.

(b)           To the Knowledge of Seller, no property or interests in property of any officer, director or employee of any Seller Affiliate are blocked or frozen under the economic sanctions laws of the U.S., the E.U. or any other jurisdiction; and no Relevant Person is designated as a denied person by the U.S. Commerce Department Bureau of Industry and Security or as a debarred party by the U.S. State Department’s Directorate of Defense Trade Control.

(c)           Since January 1, 2009, the Relevant Persons have not in the course of their actions for, or on behalf of, any Seller Affiliate exported or reexported (including deemed exportation or reexportation) any merchandise, software or technology in violation of the Export Administration Regulations, the International Traffic in Arms Regulations, or any other export control laws of the U.S. or any other jurisdiction, except as would not reasonably be expected to result in a material liability to the Business or otherwise materially interfere with the conduct of the Business.

(d)           The Relevant Persons have not in the course of their actions for, or on behalf of, any Seller Affiliate taken any actions, refused to take any actions, or furnished any information in violation of the U.S. laws restricting participation in international boycotts, except as would not reasonably be expected to result in a material liability to the Business or otherwise materially interfere with the conduct of the Business.

Section 5.22.       Customers and Suppliers.

Schedule 5.22 sets forth (x) the top ten (10) customers of the Business, based on revenue generated during the twelve (12) month period ended December 31, 2013 (“Major Customers”); and (y) the top ten (10) suppliers of the Business, based on expenditures during the twelve (12) month period ended December 31, 2013 (“Major Suppliers”).  No Major Customer and no Major Supplier has canceled or otherwise terminated its relationship with the Business, and no Seller Affiliate has received any written notice to the effect that any such Major Customer or Major Supplier intends to terminate or otherwise materially and adversely change its relationship with the Business.

Section 5.23.       Brokers.

Other than Citibank Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Acquisition based upon arrangements made by or on behalf of Seller.

Section 5.24.       Disclaimer of Other Representations and Warranties.

EXCEPT AS EXPRESSLY SET FORTH IN ARTICLE 5, (A) NO SELLER AFFILIATE MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, WITH RESPECT TO THIS AGREEMENT, THE ACQUISITION, THE ANCILLARY AGREEMENTS, THE TRANSFERRED ASSETS, THE TRANSFERRED EQUITY INTERESTS, THE TRANSFERRED ENTITIES, THE ASSUMED LIABILITIES, THE BUSINESS, THE ACQUISITION (INCLUDING ANY CONSENTS OR APPROVALS REQUIRED IN CONNECTION THEREWITH) OR ANY INFORMATION PROVIDED OR MADE AVAILABLE TO BUYER IN CONNECTION WITH THE ACQUISITION (INCLUDING ANY FORECASTS, PROJECTIONS, ESTIMATES OR BUDGETS), INCLUDING ANY WARRANTY WITH RESPECT TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, AND ALL OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED; AND (B) ALL OF THE ASSETS AND LIABILITIES TO BE SOLD, CONVEYED, ASSIGNED, TRANSFERRED OR ASSUMED, AS APPLICABLE, IN ACCORDANCE WITH THIS AGREEMENT, SHALL BE SOLD, CONVEYED, ASSIGNED, TRANSFERRED OR ASSUMED ON AN “AS IS, WHERE IS” BASIS. NOTHING IN THIS PARAGRAPH SHALL OPERATE TO LIMIT A CLAIM FOR FRAUD.

ARTICLE 6.
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller the following:

Section 6.1.         Organization.

Buyer is a limited liability company duly organized, validly existing and in good standing under the Laws of Delaware, and has full power and authority to own its properties and carry on its business in the places where such properties are now owned or such businesses are now being conducted.  Each Buyer Corporation is duly organized, validly existing and in good standing (to the extent such concept is known in the relevant jurisdiction) under the Laws of the jurisdiction of its organization) and each Buyer Corporation has full power and authority to own its properties and carry on its business in the places where such properties are now owned or such businesses are now being conducted, except where the absence of such power and authority would not have a Buyer Material Adverse Effect.

Section 6.2.         Authority; Binding Effect.

(a)           Buyer has full power and authority, corporate and otherwise, to enter into this Agreement.  Buyer and each of the Buyer Corporations has full power and authority, corporate and otherwise, to enter into the Ancillary Agreements to which it is a party and to perform its respective obligations hereunder and thereunder (as the case may be).  This Agreement and the

Ancillary Agreements to which Buyer and any of the Buyer Corporations is a party have been duly authorized and approved by all necessary corporate or other action.

(b)           Assuming the due authorization, execution and delivery of this Agreement by Seller, this Agreement constitutes a legal, valid and legally binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general equity principles.  Assuming the due authorization, execution and delivery of the Ancillary Agreements by each Seller Affiliate party thereto, as the case may be, each Ancillary Agreement to which Buyer or a Buyer Corporation is a party, when delivered hereunder, will be duly and validly executed and delivered and will constitute a legal, valid and binding obligation of Buyer or the relevant Buyer Corporation (as the case may be), enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general equity principles.

Section 6.3.         Non-Contravention.

The execution, delivery and performance by Buyer of this Agreement and the Ancillary Agreements to which it is a party and the execution, delivery and performance by each Buyer Corporation of the Ancillary Agreements to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not (i) violate any provision of the organizational documents of Buyer or the relevant Buyer Corporation, or (ii) assuming compliance with the matters set forth in Sections 5.4 and 6.5, violate or result in a breach of or constitute a default under any Law or Order to which Buyer or any Buyer Corporation is subject, except, with respect to clause (ii), for any violation, breach or default as would not reasonably be expected to be materially adverse to Buyer and its Affiliates, taken as a whole.

Section 6.4.         Securities Act.

The Transferred Company Equity Interests are being acquired for investment only and not with a view to any public distribution thereof, and neither Buyer nor any Affiliate of Buyer shall offer to sell or otherwise dispose of the Transferred Company Equity Interests so acquired by it in violation of any of the registration requirements of the United States Securities Act of 1933, as amended.

Section 6.5.         Buyer Governmental Consents and Approvals.

Except as set forth in Schedule 6.5, to the Knowledge of Buyer, the execution and delivery of this Agreement and the Ancillary Agreements by each of Buyer and the relevant Buyer Corporations, and the performance by Buyer and the relevant Buyer Corporations of their respective obligations hereunder and thereunder do not and will not require any filing with, or clearance, consent or approval of, any Governmental Authority, except filings, clearances, consents or approvals pursuant to the HSR Act, the EU Merger Regulation, other Competition Laws or the failure of which to effect or obtain would not reasonably be expected to be materially adverse to Buyer and its Affiliates, taken as a whole.

Section 6.6.         Certain Proceedings.

As of the date of this Agreement, no Proceeding is pending, or to the Knowledge of Buyer, threatened in writing, before or by any Governmental Authority, against Buyer or any Buyer Corporation, which would restrain, prohibit, invalidate, set aside, rescind, prevent or make unlawful this Agreement or the carrying out of this Agreement and the Acquisition.

Section 6.7.         Brokers.

No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Acquisition based upon arrangements made by or on behalf of Buyer.

Section 6.8.         Financing.

(a)           Buyer has received (i) an executed commitment letter, dated as of the date of this Agreement (including all exhibits, schedules, annexes and amendments thereto, including the Fee Letter as of the date of this Agreement, the “Debt Commitment Letter”), from Credit Suisse AG, Credit Suisse Securities (USA) LLC, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman Sachs Bank USA, MIHI LLC, Macquarie Capital (USA) Inc., Nomura Securities International, Inc. and Royal Bank of Canada (collectively, the “Lenders”) to, subject to the terms and conditions set forth therein, provide Buyer with up to U.S. $1,615,000,000 in debt financing (the “Debt Financing”) and (ii) an executed commitment letter, dated as of the date of this Agreement (including all exhibits, schedules, annexes and amendments thereto as of the date of this Agreement, the “Equity Commitment Letter” and, together with the Debt Commitment Letter, the “Commitment Letters”), from Clayton, Dubilier & Rice Fund IX, L.P., an Affiliate of Buyer (collectively, the “Sponsor Fund”), to, subject to the terms and conditions set forth therein, provide Buyer with up to U.S. $400,000,000 in equity financing (the “Equity Financing” and, together with the Debt Financing, the “Financing”).  The proceeds of the Financing will be used to pay the Purchase Price and the fees and expenses payable by Buyer relating to the transactions contemplated hereunder and under the Business Transfer Documents and as otherwise set forth in the Commitment Letters.  Buyer has provided Seller with a true, complete, correct and fully executed copy of each Commitment Letter (provided that the existence and/or amount of fees, “market flex” provisions, pricing terms and pricing caps set forth in the Fee Letter, none of which would reasonably be expected to adversely affect the conditionality, enforceability, availability or termination of the Debt Financing, or reduce the aggregate principal amount thereof, may be redacted in a customary manner).  As of the date of this Agreement, the Equity Commitment Letter so provided is in full force and effect and is a valid, legal, binding and enforceable obligation of the parties thereto, and the Debt Commitment Letter so provided is in full force and effect and is a valid, legal, binding and enforceable obligation of Buyer, and to the Knowledge of Buyer, the other parties thereto, in each case, subject to bankruptcy, insolvency, reorganization, moratorium, and similar Laws affecting creditors’ rights generally and by general equity principles.  In addition, as of the date of this Agreement, (i) no Commitment Letter has been amended, restated or otherwise modified or waived, except, in each case, with the prior written consent of Seller or as permitted by Section 7.7(b), (ii) the financing commitments in each Commitment Letter have not been withdrawn or terminated or otherwise amended or modified in any respect, (iii) no amendment, restatement, modification or waiver of any Commitment Letter and no withdrawal, termination, amendment or modification of the financing commitments in any Commitment Letter is contemplated by Buyer or any of its Affiliates or, to Buyer’s Knowledge, any other party thereto and (iv) none of Buyer or its Affiliates is in breach of any of the terms or conditions set forth in any Commitment Letter and, assuming the accuracy of the representations and warranties of Seller set forth in Article 5, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a breach or default on the part of Buyer or any of its Affiliates or, to Buyer’s Knowledge, any other party thereto under any term or condition of any Commitment Letter. Buyer has fully paid any and all commitment fees and other fees in connection with the Commitment Letters that are payable on or prior to the date of this Agreement and shall in the future pay any such fees as they become due. There are no side letters or other written agreements, arrangements or understandings relating to the Financing (other than the Commitment Letters) to which Buyer or any of its Affiliates (including the Sponsor Fund) is a party. For the avoidance of doubt, it is not a condition to Closing under this Agreement for Buyer to obtain the Debt Financing or any alternative financing.

(b)           Subject to the satisfaction of the conditions set forth in Section 4.1 and Section 4.2 and the accuracy of the representations and warranties set forth in Article 5, as of the date of this Agreement, Buyer has no reason to believe that any of the conditions to the Financing will not be satisfied on the Closing Date or that the Financing or any portion thereof will otherwise not be available to Buyer on the Closing Date.  The net proceeds from the Financing, when funded in accordance with the Commitment Letters, will, in the aggregate, be sufficient for the satisfaction of all of Buyer’s payment obligations under this Agreement and the Business Transfer Documents, including the payment of the Purchase Price and any other amounts required to be paid by Buyer in connection with the consummation of the transactions contemplated hereunder and under the Business Transfer Documents.  There are no conditions precedent or other contingencies (including in the fee letter, dated as of the date of this Agreement, between Buyer and the Lenders (the “Fee Letter”)) (i) other than as expressly set forth in the Debt Commitment Letter, to the Lenders’ obligations to fund the Debt Financing and (ii) other than as expressly set forth in the Equity Commitment Letter, to the Sponsor Fund’s obligation to fund the Equity Financing.

Section 6.9.         Solvency.

Assuming (i) that the representations and warranties in Articles 5 and 6 are true and correct, (ii) that Seller and Buyer have each complied with their respective obligations under this Agreement, (iii) the most recent financial forecasts made available to Buyer by Seller prior to the date hereof have been prepared in good faith based upon assumptions that were and continue to be reasonable and (iv) immediately prior to the Closing and without giving effect to the Financing, the Business is Solvent, at and immediately after the Closing, and after giving effect to the transactions contemplated hereunder (including any financings being entered into in connection therewith), the Buyer and its subsidiaries taken as a whole on a consolidated basis will (a) be Solvent.  For purposes of this Section 6.9 (i) “Solvent” means (A) the Fair Value and Present Fair Salable Value of the assets of the Buyer and its subsidiaries taken as a whole exceed their Stated Liabilities and Identified Contingent Liabilities; (B) the Buyer and its Subsidiaries taken as a whole do not have Unreasonably Small Capital; and (C) the Buyer and its Subsidiaries taken as a whole will be able to pay their Stated Liabilities and Identified Contingent Liabilities as they mature and (ii) “Fair Value”, “Present Fair Salable Value”, “Stated Liabilities”, “Identified Contingent Liabilities”, “will be able to pay their Stated Liabilities and Identified

Contingent Liabilities as they mature” and “Do not have Unreasonably Small Capital” each have the meanings specified in Annex II to Exhibit D to the Debt Commitment Letter, dated as of the date of this Agreement.

Section 6.10.       Sponsor Guarantee.

Concurrently with the execution of this Agreement, Buyer has delivered to Seller a guarantee, dated the date hereof, of the Sponsor Fund guaranteeing certain of Buyer’s payment obligations hereunder (the “Sponsor Guarantee”).  The Sponsor Guarantee is in full force and effect and is a valid, legal, binding and enforceable obligation of the Sponsor Fund.  No event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of the Sponsor Fund under its Sponsor Guarantee.  Nothing in this Section 6.10 shall be construed to limit in any way Seller’s right to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement as contemplated by Section 12.16.

Section 6.11.       Buyer’s Investigation.

EXCEPT AS SET FORTH IN ARTICLE 5, BUYER ACKNOWLEDGES, ON BEHALF OF ITSELF, THE BUYER CORPORATIONS AND THEIR AFFILIATES, THAT NO SELLER AFFILIATES, OR THEIR RESPECTIVE REPRESENTATIVES OR ANY OTHER PERSON HAS MADE, AND BUYER IS NOT RELYING ON, ANY REPRESENTATION OR WARRANTY, EXPRESSED OR IMPLIED, AT LAW OR IN EQUITY, WITH RESPECT TO THE TRANSFERRED ASSETS, THE TRANSFERRED ENTITIES, THE TRANSFERRED EQUITY INTERESTS, THE ASSUMED LIABILITIES, THE INFORMATION PROVIDED BY THEM, THE ACQUISITION OR IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND ANY SUCH REPRESENTATIONS OR WARRANTIES ARE HEREBY DISCLAIMED, OTHER THAN CLAIMS FOR FRAUD.  BUYER ACKNOWLEDGES, ON BEHALF OF ITSELF, THE BUYER CORPORATIONS AND THEIR AFFILIATES THAT, SHOULD THE CLOSING OCCUR, BUYER AND THE BUYER CORPORATIONS SHALL ACQUIRE THE TRANSFERRED ASSETS, THE TRANSFERRED ENTITIES, THE TRANSFERRED EQUITY INTERESTS AND THE ASSUMED LIABILITIES, WITHOUT ANY REPRESENTATION OR WARRANTY, EXPRESSED OR IMPLIED, AT LAW OR IN EQUITY, AS TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, IN AN “AS IS” CONDITION AND ON A “WHERE IS” BASIS, EXCEPT AS OTHERWISE EXPRESSLY REPRESENTED OR WARRANTED IN THIS AGREEMENT AND OTHER THAN CLAIMS FOR FRAUD.  BUYER FURTHER ACKNOWLEDGES, ON BEHALF OF ITSELF, THE BUYER CORPORATIONS AND THEIR AFFILIATES, THAT SHOULD THE CLOSING OCCUR, BUYER AND THE BUYER CORPORATIONS SHALL ACQUIRE THE TRANSFERRED ASSETS, THE TRANSFERRED EQUITY INTERESTS AND THE ASSUMED LIABILITIES WITHOUT ANY REPRESENTATION OR WARRANTY, EXPRESSED OR IMPLIED, AT LAW OR IN EQUITY, AS TO THE ENFORCEABILITY OR VALIDITY THEREOF, EXCEPT AS OTHERWISE EXPRESSLY REPRESENTED OR WARRANTED IN THE ACQUISITION AGREEMENTS AND OTHER THAN CLAIMS FOR FRAUD.

ARTICLE 7.
FURTHER AGREEMENTS

Section 7.1.         Access, Information and Documents.

(a)           From and after the date hereof until the Closing, upon reasonable advance notice from Buyer, Seller shall, and shall cause the other Seller Affiliates to, to the extent permitted by Law, permit Buyer and its authorized representatives to have reasonable access, during regular business hours, to the assets, Employees, facilities, Contracts, books and records and other documents and data relating exclusively to the Business (other than the Excluded Assets); provided, however, that no such access (or related activities or investigations) shall unreasonably interfere with Seller’s or any Seller Affiliates’ normal operation of their respective businesses, including the Business; provided, further, that all information received by Buyer or its representatives and given by or on behalf of any Seller Affiliate in connection with this Agreement and the Acquisition will be held by Buyer and its Affiliates and representatives as confidential information pursuant to the terms of the Confidentiality Agreement.

(b)           The covenants in paragraph (a) will not require any Seller Affiliate (i) to provide Buyer or its representatives with access to any document, communication or information (A) related to the Acquisition, the sale process with respect to the Business or the possible sale of the Business, (B) that Seller believes in good faith to be subject to any contractual confidentiality obligation or (C) that Seller believes in good faith to be covered by any attorney-client work product or similar privilege (other than documents, communications or information subject to joint defense or common interest privilege), provided that Seller will use its reasonable best efforts to provide such document, communication or information in a manner that does not result in a waiver of such privilege, or (ii) to permit Buyer or its representatives to conduct any Phase II or other intrusive sampling, testing or investigation, including soil, water, air or other sampling or testing, at or relating to the Business Real Property, the Transferred Tangible Personal Property or the tangible personal property of any Transferred Entity.

(c)           From and after the date hereof and to the Closing, without the prior written consent of Seller, which consent may be withheld by Seller in its sole discretion for any reason or no reason, neither Buyer nor any of its Affiliates shall contact any suppliers to, or Employees (except pursuant to paragraph (a)) or customers of, the Business in connection with or pertaining to any subject matter of this Agreement.

Section 7.2.         Conduct of Business.

(a)           From the date hereof until the Closing, except as otherwise expressly permitted or required by this Agreement (including on Schedule 7.2(a)), as required by Law, Order or any Governmental Authorization, or as Buyer shall otherwise consent in writing, which consent shall not be unreasonably withheld, conditioned or delayed, Seller agrees to use commercially reasonable efforts to run the Business in the ordinary course consistent with past practice and to:

(i)           (A) preserve the business relationships of the Business and (B) keep available the services of the officers and employees of the Business; and

                    (ii)           maintain (A) all material structures, equipment and other tangible personal property of the Business in their present repair, order and condition, except for depletion and ordinary wear and tear and (B) the business operations, organization and goodwill of the Business.

(b)           From the date hereof until the Closing, to the extent that any of the following actions relate to the Business or the Transferred Entities, Seller shall not, and shall not permit the Seller Affiliates to, without the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed):

(i)           amend the charter, bylaws or similar organizational documents of any Transferred Entity;

(ii)           issue, deliver or sell additional shares of capital stock (other than shares to be transferred to Buyer or a Buyer Corporation at the Closing), or issue, deliver or sell or propose or agree to issue any securities convertible into or exchangeable or exercisable for, or options with respect to, or warrants to purchase, or rights to subscribe for, shares of capital stock of any Transferred Entity;

(iii)           effect any recapitalization, reclassification or like change in the capitalization of any Transferred Entity;

(iv)           enter into, adopt, amend in any material respect or terminate any material  Seller Benefit Plan or collective bargaining agreement (including the Union Contracts), accelerate the vesting, material payment or funding of any compensation or benefits under any Seller Benefit Plan, grant any new equity awards to any Employee or materially increase the compensation or benefits of any Employee, except, in each case, (A) as required by any applicable Law or pursuant to the terms of any Seller Benefit Plan or Union Contract as in effect on the date of this Agreement, (B) as contemplated in Article 8, (C) as would relate to a substantial number of similarly situated employees of Seller or its Affiliates generally or (D) as will not result in any Liability under this Agreement or otherwise to Buyer or its Affiliates (including the Transferred Entities following the Effective Time);

(v)           hire, terminate or transfer into or out of a Business cost center any Employee with an annual base salary in excess of USD $150,000;

(vi)           create or allow the Business to create, incur, assume or guarantee any Indebtedness in an aggregate amount greater than $2,500,000;

(vii)           make any loan, advance or capital contribution to, or investment in, any Person (other than pursuant to any existing obligations under any Contract) other than (A) the advancement of trade credit to customers or expenses to employees in the ordinary course and consistent with past practice, (B) in connection with the settlement of Intercompany Receivables, Intercompany Payables, Intracompany Receivable and Intracompany Payables and (C) in connection with the Restructuring Transactions;

(viii)           enter into any commitment for any capital expenditures or additions to property, plant or equipment that would be material to the Business, except as contemplated by the capital expenditure budget provided to Buyer prior to the date hereof;

(ix)           pledge, sell, lease, transfer, license, assign, abandon, dispose of or otherwise make subject to a Encumbrance (other than any Permitted Encumbrance) any material Transferred Asset or material asset, property or right of a Transferred Entity, other than the sale of Inventory or obsolete, worn-out or excess equipment or assets in the ordinary course of business;

(x)           as it relates to the Business, acquire any business or person, by merger or consolidation, purchase of substantial assets, properties, rights or equity interests, or by any other manner, in a single transaction or a series of related transactions, other than any acquisition which is not reasonably expected to impair in any material respect the operating cash flows of the Business;

(xi)           (i) enter into, extend, materially amend or modify, transfer or terminate any Transferred Contract that is a Material Contract or Contract that, if in effect on the date hereof, would have been a Material Contract or (ii) waive any right of material value under any Material Contract or other Contract that, if in effect on the date hereof, would have been a Material Contract, in each of cases (i) and (ii), other than in the ordinary course of business;

(xii)           cancel, forgive, pay, discharge, satisfy, compromise or settle any material debt, claim or obligation other than in the ordinary course of business;

(xiii)           make any material change in any of its present financial accounting methods and practices other than changes in the ordinary course of business and other than as required to conform to GAAP or as may be required by applicable Law;

(xiv)           in the case of any non-income Tax relating to the Business or in the case of any Transferred Entity, make, change or revoke any material Tax election, change an annual accounting period, adopt or change any accounting method, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment, surrender any right to claim a refund of Taxes or take any other similar action with respect to Taxes, in each case, if such action would not reasonably be expected to increase the Tax liability of Buyer or any of its Affiliates (including the Transferred Entities) with respect to any Post-Closing Tax Period by more than an insignificant amount;

(xv)           in the case of any Transferred Entity, make, change or revoke any material Tax election, change an annual accounting period, adopt or change any accounting method, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment, surrender any right to claim a refund of Taxes or take any other similar action with respect to Taxes, in each case, if such action would reasonably be expected to materially increase the Tax liability of Buyer or any of its Affiliates (including the Transferred Entities) with respect to any Post-Closing Tax Period;

(xvi)           abandon, or materially alter plans with respect to the projects and initiatives relating to the IT Systems set forth on Schedule 7.2(b);

(xvii)           amend the organizational documents or any agreement governing the terms of any Unconsolidated Joint Venture; or

(xviii)           agree, whether in writing or otherwise, to do any of the foregoing.

(c)           Notwithstanding the foregoing, nothing in this Section 7.2 will prevent Seller or any of its Affiliates from taking actions, including (i) the repayment of indebtedness and the extinguishment of Liens, (ii) the cancellation of any intercompany contracts and other agreements that will not constitute Transferred Contracts, in each of cases (i) and (ii) as Seller determines is reasonably necessary or appropriate to facilitate the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, and (iii) the consummation of the Restructuring Transactions (and related actions) in accordance with Section 7.14.

Section 7.3.         Efforts of the Parties.

(a)           Subject to the terms and conditions set forth in this Agreement, each of Seller and Buyer shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary under applicable Laws to consummate and make effective the Acquisition, including (i) to comply promptly with all legal requirements which may be imposed on it with respect to this Agreement and the Acquisition (which actions shall include furnishing all information required by applicable Law in connection with approvals of, clearances or consents from or filings with any Governmental Authority), (ii) to obtain any Consent, authorization (including any Governmental Authorization and related bond, letter of credit or other financial assurance), Order or approval of, or any exemption by, any Governmental Authority or other public or private third party required to be obtained by Buyer or any Seller Affiliate in connection with the acquisition of the Transferred Assets or the Transferred Company Equity Interests or the taking of any related action contemplated by this Agreement, and (iii) to effect all necessary registrations and filings with Governmental Authorities in order to consummate and make effective the Acquisition.  Notwithstanding the foregoing, except as provided in Section 7.4, neither Seller nor Buyer shall be required to pay any consideration in connection with the actions described in the foregoing clause (ii) or to commence, defend or participate in any litigation in connection therewith or to offer or grant any accommodation (financial or otherwise) to any third party in connection therewith.

(b)           Without limiting Sections 2.1(g) or 7.3(a), Buyer and Seller shall cooperate and shall cause their Affiliates to cooperate using their respective commercially reasonable efforts to transfer, obtain, or to cause to be transferred or obtained, prior to the Closing or as soon as practicable thereafter, any Governmental Authorization issued or required under Environmental Law and (i) necessary for Buyer to own or operate the Business or the Transferred Assets or the Transferred Entities (“Environmental Permits”) or (ii) necessary for Seller to conduct any assessment, response, removal, remediation, corrective or monitoring activities at any Business Real Property in connection with Seller’s obligations for any Excluded Liabilities herein.  During the period commencing on the date hereof and continuing until 180 days after the Closing, which 180-day period may be extended in thirty (30) day increments by mutual agreement of the parties, (i) each of Buyer, the Buyer Corporations and the Seller Affiliates shall provide or cause to be provided to the other parties all commercially reasonable assistance as is reasonably requested in connection with securing, transferring or obtaining (and/or terminating, if required by Law or Environmental Law) any such Environmental Permits, and (ii) if any Environmental Permits are not secured prior to the Closing, pending the earlier of obtaining such Environmental Permit or the expiration of such 180-day period (or such mutually agreed extension), Buyer, the Buyer Corporations and the Seller Affiliates shall use commercially reasonable efforts to cooperate in any lawful and reasonable arrangement reasonably proposed by either Buyer or Seller under which Buyer or a Buyer Corporation shall obtain the benefit of any such Environmental Permits held by a Seller Affiliate in connection with the ownership or operation of the Business or the Transferred Assets or the Transferred Company Equity Interests following the Closing; provided that no Seller Affiliate shall be required to pay any consideration therefor, or to commence, defend or participate in any litigation in connection therewith or to offer or grant any accommodation (financial or otherwise) to any third party; and provided further that Buyer shall indemnify and hold harmless the Seller Indemnitees from and against any and all Losses incurred by any Seller Affiliate arising out of or relating to any Environmental Permit held by any Seller Affiliate for the benefit of Buyer or any Buyer Corporation pursuant to any arrangement established pursuant to clause (ii), to the extent related to any period of such arrangement. If such Environmental Permit is not obtained, Seller will be deemed to have fulfilled its obligations under this Agreement and under no circumstances shall the Consideration be reduced or Seller or its Affiliates be subject to any liability or cost on account of the failure to obtain any such Environmental Permit.

(c)           Notwithstanding anything to the contrary in Section 7.3(b), in the event that any Governmental Authority does not issue directly to any Seller Affiliate any Governmental Authorization required for such Seller Affiliate to conduct any assessment, response, removal, remediation, corrective or monitoring activity at any Business Real Property in connection with Seller’s obligation for any Excluded Liabilities herein, and instead such Governmental Authority requests or requires that such Seller Affiliate conduct such activities pursuant to any Governmental Authorization that (i) is held as of the Closing by any Transferring Corporation, (ii) is transferred to or obtained by Buyer, any Buyer Corporation or any of their Affiliates before, on or after the Closing Date, or (iii) is issued (including as an amendment) jointly to Buyer and Seller (and/or their respective Affiliates) before, on or after the Closing Date, each of Buyer, the Buyer Corporations and the Seller Affiliate shall use commercially reasonable efforts to cooperate in any such arrangement requested or required by such Governmental Authority; provided that Seller shall indemnify and hold harmless the Buyer Indemnitees from and against any and all Losses incurred by any Buyer Indemnitee arising out of or relating to such arrangement.

Section 7.4.         Certain Governmental Matters.

(a)           Without limiting the generality of the undertakings pursuant to Section 7.3(a) or this Section 7.4, Buyer and Seller agree to take or cause to be taken the following actions: (i) provide promptly to any Governmental Authority with regulatory jurisdiction over enforcement of any applicable Competition Laws (“Governmental Competition Authority”) information and documents requested by such Governmental Competition Authority, or necessary, proper or advisable in connection with the Acquisition and (ii) without in any way limiting the other provisions of this Section 7.4, file any Notification and Report form pursuant to the HSR Act and related material required under any Competition Law, including the EU

Merger Regulation, in connection with the Acquisition as soon as practicable, and thereafter use its reasonable best efforts to comply as soon as practicable with any requests for additional information or documentary material that may be made under such Competition Law. From and after the date hereof and until all governmental approvals required in connection with the Acquisition have been obtained, Buyer shall not, and shall cause each of the Buyer Corporations and their respective Affiliates not to, operate its business in such manner or take any action, that could reasonably be expected to significantly increase the risk of not obtaining any such governmental approval or clearance or the expiration or termination of any applicable waiting period.

(b)           Each of Seller and Buyer shall (i) keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, any Governmental Competition Authority, and shall comply with any such inquiry or request as promptly as practicable, (ii) cooperate and consult with each other in connection with the making of all filings, notifications and any other material actions pursuant to this Section 7.4, including, subject to applicable Laws relating to the exchange of information, by permitting counsel for the other party to review in advance, and consider in good faith the views of the other party in connection with, any proposed written communication to any Governmental Competition Authority, (iii) provide counsel for the other party with copies of all filings and submissions made by such party and all correspondence and other written communications between such party (and its advisors) and any Governmental Competition Authority and any other information supplied by such party or its Affiliates to a Governmental Competition Authority or received from such a Governmental Competition Authority in connection with the Acquisition; provided, however, that materials may be redacted before being provided to the other party as necessary to (x) comply with contractual arrangements or (y) address reasonable privilege or confidentiality concerns and (iv) furnish to the other party such information and assistance as such party reasonably may request in connection with the preparation of any submissions to, or agency proceedings by, any Governmental Competition Authority.  Upon and subject to the terms of this Section 7.4, each party agrees to cooperate and use its reasonable best efforts to assist in any defense by any other party to the Acquisition before any Governmental Competition Authority reviewing the Acquisition, including by providing as promptly as practicable such information as may be requested by such Governmental Competition Authority or such assistance as may be reasonably requested by the other party to this Agreement in such defense.

(c)           If any objections are asserted by any Governmental Competition Authority with respect to the Acquisition under any applicable Competition Law or which would otherwise prevent, materially impede or materially delay the consummation of the Acquisition, or if any action is instituted by any Governmental Competition Authority or any private party challenging the Acquisition as violative of applicable Competition Law, or an order is issued enjoining the Acquisition, each of Seller and Buyer shall use its reasonable best efforts to resolve any such objections or suits so as to permit consummation of the Acquisition by the Closing as soon as practicable.  In the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Competition Authority or private party challenging the Acquisition, each of Seller and Buyer shall cooperate in all respects with each other and use its respective reasonable best efforts to contest and resist any such action or proceeding, including defending through litigation on the merits any claim asserted in any court by any Person, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Acquisition.

(d)           Each of Seller and Buyer shall use their reasonable best efforts to cause the expiration or termination of the applicable waiting periods under the applicable Competition Law as soon as practicable.  Seller and Buyer shall not extend, directly or indirectly, any such waiting period or enter into any agreement with a Governmental Competition Authority to delay or not to consummate the Acquisition on the Closing Date, except with the prior written consent of the other party to this Agreement (which consent shall not be unreasonably withheld, conditioned or delayed).  Seller and Buyer shall not have any substantive contact with any Governmental Competition Authority in respect of any filing or proceeding contemplated by this Section 7.4 unless it consults with the other party in advance and, to the extent permitted by such Governmental Competition Authority, gives the other party the opportunity to participate.

(e)           Without limiting the foregoing or any other provision of this Agreement, Buyer shall use reasonable best efforts to take any action necessary to avoid and eliminate each and every impediment under any applicable Competition Law, so as to enable the consummation of the Acquisition as soon as practicable, including, except as would reasonably be expected to cause a Material Adverse Effect with respect to the Business, (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate order, mitigation agreement or otherwise, the sale, divestiture or disposition of the respective businesses, product lines or assets of Buyer or the Buyer Corporations (including the Transferred Assets, the Transferred Company Equity Interests or the assets and properties of the Transferred Entities) and (ii) otherwise using reasonable best efforts to take or commit to take actions that after consummation of the Acquisition would limit Buyer’s or the Buyer Corporations’ freedom of action with respect to, or its or their ability to retain, any of the businesses, product lines or assets of Buyer or the Buyer Corporations (including the Transferred Assets, the Transferred Company Equity Interests or the assets and properties of the Transferred Entities).

Section 7.5.         Access.

            (a)           Subject to Section 9.2(b), for the applicable period specified in Seller’s document retention policy in effect on the date hereof, each of Buyer and Seller shall preserve and retain (or cause to be preserved and retained) all accounting, legal, auditing and other books and records over which it has control to the extent relating to the conduct of the Business prior to the Closing Date.  Notwithstanding the foregoing, during such period, Buyer and Seller (and their Affiliates) may dispose of any such books and records that are offered to, but not accepted by, the other party.

            (b)           Following the Closing, (i) Buyer will permit Seller and its duly authorized representatives access during normal business hours (upon reasonable written notice to Buyer, and at Seller’s cost and expense) to information of the type described in Section 7.5(a), to the extent required for a reasonable business purpose of Seller (but not, for the avoidance of doubt, in connection with any dispute with Buyer or any of its Affiliates) and as will not unreasonably interfere with the ongoing operations of Buyer and its Affiliates and (ii) Seller will permit Buyer and its duly authorized representatives access during normal business hours (upon reasonable written notice to Seller, and at Buyer’s cost and expense) to information of the type described in

Section 7.5(a), to the extent required for a reasonable business purpose of Buyer (but not, for the avoidance of doubt, in connection with any dispute with Seller or any of its Affiliates) and as will not unreasonably interfere with the ongoing operations of Seller and its Affiliates. Each of Buyer and Seller will keep any information obtained under this Section 7.5 confidential other than with the consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed). No party shall be required to provide access to books and records pursuant to this Section 7.5(b) to the extent such access, in such party’s reasonable judgment would (i) jeopardize any attorney-client or legal privilege (other than books and records subject to joint defense or common interest privilege), provided, that the requested party shall use its reasonable best efforts to provide such document, communication or information in a manner that does not result in a waiver of such privilege or (ii) contravene any applicable Law, fiduciary duty or confidentiality obligation.
Section 7.6.         Non-competition; Non-solicitation.

(a)           Seller understands that Buyer shall be entitled to protect and preserve the going concern value of the Business to the extent permitted by Law and that Buyer would not have entered into this Agreement absent the provisions of this Section 7.6 and, therefore, subject to the provisions of this Section 7.6(a), Seller agrees that for a period of three years from the Closing Date, neither Seller nor any controlled Affiliate of Seller shall, directly or indirectly, engage in any business activity that competes with the Business (each, a “Competitive Activity”); provided, however, that it shall not be deemed to be a violation of this subsection for Seller or any of its Affiliates:

(i)           to invest in any Person which invests in, manages or operates a Competitive Activity, so long as Seller’s or its Affiliate’s investment is less than 25% of the outstanding ownership interest in such Person and Seller does not, directly or indirectly, control such Person or Competitive Activity;

(ii)           to acquire a third party, or one or more lines of business of a third party, that engages in a Competitive Activity by merger or a purchase of shares or assets of a third party so long as the annual Operating Income of such third party attributable to such Competitive Activity for the most recent fiscal year of such third party preceding the acquisition does not exceed 25% of the aggregate annual Operating Income during such period for all of the businesses or operations acquired from such third party; provided, however, that in the event of any such acquisition where the aggregate annual Operating Income related to the Competitive Activity exceeds 25% of such aggregate annual Operating Income, Seller shall be required to divest such Competitive Activity within 18 months of the acquisition of such Competitive Activity;

(iii)           to own any securities through any employee benefit plan;

(iv)           to perform any Competitive Activity for the benefit of Buyer or any of its Affiliates as required or contemplated by this Agreement or any Ancillary Agreement; or

(v)           to engage in (a) any business conducted by Seller or its Affiliates at Closing other than the Business, (b) the marketing, packaging or distributing of automotive lubricants, chemicals, appearance products and antifreeze for the automotive and truck after market, and (c) the Retained Overlapping Businesses; it being understood and agreed that Seller and its Affiliates shall not be permitted to engage in the manufacture, sale and/or provision of process chemicals and additives for scale control, corrosion control or biocides, in each case in boiler or cooling water applications.

(b)           Notwithstanding anything to the contrary, the foregoing covenant shall not apply with respect to any Person or its Affiliates that acquires an interest in all or any portion of the stock or assets of Seller or any of its Affiliates and whether or not prior to such acquisition such Person or its Affiliates were already engaged in a Competitive Activity.

(c)           Buyer and Seller agree that the covenants included in Section 7.6 (a) and (b) are, taken as a whole, reasonable in their geographic and temporal coverage and are necessary to protect the goodwill of the businesses of the Business and the substantial investment made by Buyer, and Seller shall not raise any issue of geographic or temporal reasonableness in any proceeding to enforce such covenant; provided, however, that if the provisions of Section 7.6 (a) and (b) should ever be deemed to exceed the time or geographic limitations or any other limitations permitted by applicable Law in any jurisdiction, then such provisions shall be deemed reformed in such jurisdiction to the minimum extent required by applicable Law to cure such problem and such provisions shall be enforced with such reforms.

(d)           From and after the Closing for a period of two years following the Closing, Seller agrees that neither it nor its Affiliates will, without Buyer’s prior written consent, directly or indirectly (including, without limitation, through Seller’s or its Affiliates’ representatives), solicit for employment (whether as an employee, consultant or temporary employee) any Transferred Employee, except that this paragraph shall not preclude Seller or any other person from entering into discussions with or soliciting any person (i) who responds to any public advertisement or general solicitation or who is contacted by the soliciting party’s recruitment agency (provided that the soliciting party did not instruct such agency to target the other party’s employees or such employee specifically, or (ii) has been terminated by Buyer or its Affiliates three months prior to commencement of discussions with the soliciting party.

(e)           From and after the Closing for a period of two years following the Closing, Buyer agrees that neither it nor its Affiliates will, without Seller’s prior written consent, directly or indirectly (including, without limitation, through Buyer’s or its Affiliates’ representatives), solicit for employment (whether as an officer, director, employee, consultant or temporary employee) any officer, director or employee of Seller or any of Seller’s Affiliates, except that this paragraph shall not preclude Buyer or any other person from entering into discussions with or soliciting any person (i) who responds to any public advertisement or general solicitation or who is contacted by the soliciting party’s recruitment agency (provided that the soliciting party did not instruct such agency to target the other party’s employees or such employee specifically), (ii) who initiates discussions with the soliciting party regarding such employment on his or her own initiative and without any direct or indirect solicitation by the soliciting party, its representatives or its Affiliates or (iii) has been terminated by Seller or its Affiliates three months prior to commencement of discussions with the soliciting party.

(f)           For purposes of this Section 7.6, the following terms shall have the meanings set forth below:

“Operating Income” shall mean earnings before interest, income taxes and extraordinary items, all calculated and determined in accordance with GAAP.

Section 7.7.         Financing.

            (a)           Buyer shall, and shall cause its Affiliates to, use its reasonable best efforts to take, or cause to be taken, all appropriate action, do, or cause to be done, all things necessary under applicable Law, and to execute and deliver, or cause to be executed and delivered, such instruments and documents as may be necessary to arrange and obtain the Financing as promptly as reasonably practicable (taking into account the anticipated timing of the Marketing Period) on terms (including the “market flex” provisions) and conditions not less favorable to Buyer than the terms and conditions described in the Commitment Letters, including, in the case of the Debt Financing, (i) to negotiate and enter into definitive agreements (the “Definitive Agreements”) with respect to the Debt Financing on the terms (including the “market flex” provisions) and conditions not less favorable to Buyer than the terms and conditions contained in the Debt Commitment Letter (without regard to any adverse impact on any of Buyer’s corporate default or equivalent credit ratings (whether by Moody’s, Standard & Poor’s or other recognized credit rating agencies)) or on such other terms and conditions as Buyer and the Lenders shall agree so long as the terms of the Definitive Agreements do not (x) reduce the aggregate amount of the Debt Financing set forth in the Debt Commitment Letter, (y) contain additional conditions or other contingencies, to the funding of the Debt Financing relative to those contained in the Debt Commitment Letter or (z) modify in a manner adverse to Buyer the conditions to the funding, enforceability, availability or termination of the Debt Financing contained in the Debt Commitment Letter (ii) to satisfy (or obtain the waiver of), and to cause its Affiliates to satisfy (or obtain the waiver of), on a timely basis all conditions to obtaining the Financing applicable to Buyer or its Affiliates set forth in the Debt Commitment Letter and the Definitive Agreements, (iii) to comply in all material respects with its obligations under the Debt Commitment Letter (or obtain the waiver of such obligations), (iv) to consummate the Debt Financing contemplated by the Debt Commitment Letter (including the “market flex” provisions) at the Closing, including by using its reasonable best efforts to cause the Lenders to fund the Debt Financing (including by taking enforcement action seeking to cause such Lenders to fund the Debt Financing) and (v) to otherwise enforce its rights under the Debt Commitment Letter (including the “market flex” provisions).  Buyer shall cause the Sponsor Fund to fund the Equity Financing at the Closing pursuant to the terms and conditions of the Equity Commitment Letter.

(b)           Buyer shall give Seller prompt notice upon becoming aware of any material breach of any Commitment Letter by a party to such Commitment Letter or any termination of any Commitment Letter.  Buyer shall keep Seller informed on a timely basis and in reasonable detail of the status of its efforts to arrange the Financing and any material developments relating to the Financing and shall provide to Seller, upon its request, copies of the Definitive Agreements in respect of the Financing (provided, that the existence and/or amount of fees, “market flex” provisions, pricing terms and pricing caps set forth in the Fee Letter, none of which would reasonably be expected to adversely affect the conditionality, enforceability, availability or termination of the Debt Financing, or reduce the aggregate principal amount thereof, may be redacted in a customary manner). Further, prior to Closing, Buyer shall not agree to or permit any amendment, supplement or other modification of, or waive any of its rights under, any Commitment Letter or any Definitive Agreement without Seller’s prior written consent, except that Buyer may amend, supplement or modify the Debt Commitment Letter if such amendment, supplement or modification does not (i) reduce the aggregate amount of the Debt Financing set forth in the Debt Commitment Letter, (ii) contain additional conditions or other contingencies to the funding of the Debt Financing relative to those contained in the Debt Commitment Letter or (iii) modify in a manner adverse to Buyer the conditions to the funding, enforceability, availability or termination of the Debt Financing contained in the Debt Commitment Letter; it being understood that, without Seller’s written consent, Buyer may amend, supplement or otherwise modify the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar agents or entities as contemplated by the Debt Commitment Letter in effect on the date hereof (it being understood that the aggregate commitments of the lenders party to the Debt Commitment Letter prior to such amendment, supplement or modification may be reduced in the amount of such additional party’s commitments); and provided, further, that Buyer shall notify Seller in writing of any such amendment, supplement or other modification of, or waiver of any of its rights under, any Commitment Letter or any Definitive Agreement reasonably promptly after the time such amendment, supplement, modification or waiver is agreed. Buyer shall, and shall cause its Affiliates to, refrain from taking, directly or indirectly, any action that is reasonably likely to result in the failure of any of the conditions contained in any Commitment Letter or any Definitive Agreement. Upon any such amendment, supplement or modification of the Equity Commitment Letter or Debt Commitment Letter in accordance with this Section 7.7, the term “Equity Commitment Letter” or “Debt Commitment Letter”, as applicable thereto, shall mean such Commitment Letter as so amended, supplemented or modified.

(c)           In the event that Buyer becomes aware of any material breach or termination of any Commitment Letter, Buyer shall promptly notify Seller, and Buyer shall use its reasonable best efforts to obtain, as promptly as practicable following the occurrence of such event or circumstance, replacement commitments (other than amounts that are replaced by Buyer’s cash on hand) from alternate sources (such portion from alternate sources, the “Alternate Financing”) on terms and conditions that will enable Buyer to consummate the transactions contemplated hereunder and that are not less favorable in the aggregate to Buyer than those contained in the Commitment Letters; provided that such Alternate Financing shall not contain additional conditions or other contingencies to the funding of the Debt Financing relative to those contained in the Debt Commitment Letter or contain conditions to the funding, or provisions related to enforceability, availability or termination of the Debt Financing that are modified in a manner adverse to Buyer, relative to the conditions, or provisions related to enforceability, availability or termination contained in the Debt Commitment Letter.  Buyer shall deliver to Seller complete and correct copies of all amendments, supplements, other modifications or agreements pursuant to which any Alternate Financing shall be made available to Buyer (provided, that the existence and/or amount of fees, “market flex” provisions, pricing terms and pricing caps set forth in any fee letter, none of which would reasonably be expected to adversely affect the conditionality, enforceability, availability or termination of the Debt Financing, or reduce the aggregate principal amount thereof, may be redacted in a customary manner).

(d)           Prior to the Closing, Seller, the Asset Selling Corporations, the Entity Selling Corporations and their respective Affiliates shall provide, and shall cause their respective officers, employees, representatives and advisors, including legal and accounting, to use reasonable best efforts to provide, in connection with the arrangement of the Debt Financing, all reasonable cooperation requested by Buyer that is customary in connection with the arrangement of debt financing for transactions that are substantially similar to the transactions contemplated hereunder (provided that such requested cooperation does not (x) unreasonably interfere with the ongoing operations of Seller or any of its Affiliates, (y) cause any representation, warranty, covenant or other term in this Agreement to be breached or (z) cause any closing condition set forth in Article 4 to fail to be satisfied), including using its reasonable best efforts to (i) participate in a reasonable number of meetings, presentations, roadshows, drafting sessions, due diligence sessions and sessions with ratings agencies in connection with the Debt Financing, it being understood and agreed that information and documents provided by Seller and the Asset Selling Corporations may be delivered to agents and lenders under the Debt Commitment Letter and their representatives (subject to customary arrangements for confidentiality, including Buyer providing prior written notice of disclosure to Seller); (ii) provide customary authorization letters to Debt Financing Sources authorizing the distribution of information to prospective lenders or investors (including customary 10b-5 and material non-public information representations); (iii) cause the Transferred Entities, or their officers, as applicable, to execute and deliver any guarantees, pledge and security documents, a certificate of the chief financial officer of the Business reasonably satisfactory to the Debt Financing Sources with respect to solvency of the Buyer (after giving effect to the transactions contemplated hereby) on a combined basis in the form attached as Annex II to Exhibit D to the Debt Commitment Letter, dated as of the date of this Agreement, and other certificates or documents and back-up therefor and for legal opinions of Buyer’s counsel as may be reasonably requested by the Buyer or Debt Financing Sources and otherwise reasonably facilitating the pledging of collateral, provided that none of the Seller, the Asset Selling Corporations or the Entity Selling Corporations or any of their respective Affiliates, or any of the respective officers or employees of any of the foregoing, shall be required to execute any document in connection with this clause (iii), which document would be effective at any time before the Closing; (iv) furnish to the Buyer and its Debt Financing Sources, as promptly as practicable, (A) all financial and other information regarding the Business as may reasonably be requested by the Buyer in connection with the preparation of the confidential information memorandum contemplated by the Debt Commitment Letter and customary for inclusion in or preparation of the confidential information memorandum; (B) audited combined balance sheets for the two most recently completed fiscal years ended at least 90 days before the Closing and related audited combined statements of operations, and comprehensive income cash flows and equity of the Business for the three most recently completed fiscal years ended at least 90 days before the Closing, accompanied by the reports thereon of the independent auditors; (C) unaudited combined balance sheets and related statements of operations, cash flows and equity of the Business for any subsequent fiscal quarters ended at least 60 days before the Closing, and, in the case of this clause (C), for the comparable period of the prior fiscal year and in the case of each of clauses (B) and (C), prepared in accordance with GAAP; (D) financial and other information regarding the Business reasonably required by Buyer for Buyer to produce the pro forma financial information identified in paragraph 6 of Exhibit D to the Debt Commitment Letter, dated as of the date of this Agreement (provided that in no event shall the Required Information (as defined below) be deemed to include or shall the Seller, the Asset Selling Corporations, the Entity Selling Corporations or their respective Affiliates otherwise be required to provide the pro forma financial information identified in paragraph 6 of Exhibit D to the Debt Commitment Letter, dated as of the date of this Agreement or pro forma adjustments); and (E) consents of accountants for use of their unqualified audit reports in any materials relating to the Debt Financing, in each case, required in connection with the Debt Financing (all such information in sub-clauses (B), (C), (D) and (E) of this clause (iv), together with any replacements or restatements thereof, and supplements thereto, if any such information would go stale or otherwise be unusable for such purposes, the “Required Information”); (v) assist in the preparation of  pro forma financial information identified in paragraph 6 of Exhibit D to the Debt Commitment Letter, dated as of the date of this Agreement; (vi) cooperate with the Buyer to obtain customary and reasonable corporate and facilities ratings as reasonably requested by the Buyer; (vii) grant the Debt Financing Sources, on reasonable terms and upon reasonable request, at reasonable times and on reasonable notice, access to the respective properties, rights, assets and cash management and accounting systems of the Business, provided that such access does not unreasonably interfere with the operations of the Seller, any Asset Selling Corporation, any Entity Selling Corporation or any of their respective Affiliates; (viii) take all corporate actions reasonably requested by the Buyer or any Debt Financing Source to permit the consummation of the Debt Financing; (ix) obtain customary payoff letters, Lien terminations and instruments of discharge to be delivered at Closing to allow for the payoff, discharge and termination in full on the Closing Date of all Funded Indebtedness (other than that comprising the Debt Financing and except as provided herein), including any Indebtedness which has been previously extinguished but for which public evidence of filings are outstanding, and delivering prepayment and termination notices in connection therewith; (x) furnish the Buyer and its Debt Financing Sources promptly with all documentation and other information which any lender, provider or arranger of any Debt Financing has reasonably requested and that such lender, provider or arranger has determined is required by regulatory authorities in connection with such Debt Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act; and (xi) assist the Buyer in the preparation of customary rating agency presentations, lender presentations and road show presentations or memoranda, customary bank offering memoranda, syndication memoranda, and other marketing materials or memoranda, including business and financial projections reasonably requested by the Buyer, in each case, required in connection with the Debt Financing; provided that, (A) none of Seller, any Asset Selling Corporation, any Entity Selling Corporation or any of their respective Affiliates shall be required to pay any commitment or other fee or (except as explicitly provided in clause (B) below) incur any other liability or obligation in connection with the Debt Financing or to take any action that would be prohibited by any applicable Law or cause a default of, or breach under, or otherwise violate any Material Contract and (B) except for the delivery of the authorization letters set forth in clause (d)(ii) above and the prepayment and termination notices set forth in clause (d)(ix) above, none of Seller, any Asset Selling Corporation, any Entity Selling Corporation or any of their respective Affiliates shall be required to incur any other liability or obligation in connection with the Debt Financing.  Buyer shall promptly, upon request by Seller, reimburse Seller for all out-of-pocket costs and expenses (including attorneys’ fees) incurred by Seller, any Asset Selling Corporation, any Entity Selling Corporation or any of their respective Affiliates in connection with the cooperation of Seller, the Asset Selling Corporations, the Entity Selling Corporations and their respective Affiliates contemplated by this Section 7.7(d) and shall indemnify and hold harmless

Seller, the Asset Selling Corporations, the Entity Selling Corporations and their respective Affiliates and their respective directors, officers, employees and representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Debt Financing and any information used in connection therewith.

(e)           For the avoidance of doubt and notwithstanding anything to the contrary in this Section 7.7, Buyer acknowledges and agrees that its obligation to consummate the transactions contemplated hereunder on the terms and subject to the conditions set forth herein are not conditioned upon the availability or consummation of the Financing or receipt of the proceeds therefrom.

            (f)            Effective upon Closing, with respect to each Commingled Contract identified on Schedule 7.7(f), Seller shall cause each Transferred Company to be released from all of its obligations thereunder and file or cause to be filed any releases, discharges or other terminations related thereto, in each case, pursuant to documentation reasonably acceptable to Buyer.

            (g)           The logos of the Business may be used in connection with the Debt Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Seller or the reputation or goodwill of the Seller or its Subsidiaries.

(h)           Unless Seller has delivered to Buyer the Month End Waiver Notice in accordance with Section 3.1(a), Seller and Buyer shall each bear 50% of any financing costs or fees paid or to be paid by Buyer or any Affiliate of Buyer to financing sources as a result of the Closing occurring on the Closing Date rather than on the date required by Section 3.1(a) for Closing had Seller delivered to Buyer the Month End Waiver Notice.

For purposes of this Section 7.7, Section 12.11 and Section 12.17, the terms “Debt Financing” and “Financing” shall also be deemed to include any Alternate Financing and the terms “Debt Commitment Letter” and “Commitment Letter” shall also be deemed to include any commitment letter (or similar agreement) with respect to such Alternate Financing.

Section 7.8.         Further Assurances.

(a)           From and after the Closing Date, and from time to time at the request of the other party, Buyer shall, and shall cause the Buyer Corporations to, and Seller shall, and shall cause the other Seller Affiliates to, without further consideration, execute and deliver such instruments of transfer, conveyance, assignment and assumption, in addition to the Ancillary Agreements, and take such other action as may reasonably be necessary to consummate the Acquisition or to give effect to the transactions contemplated by the Ancillary Agreements.

(b)           Subject to the conditions to Buyer’s obligations in Section 4.2 and the Buyer Indemnitees’ rights in Article X, if any Transferred Asset or asset of a Transferred Entity is damaged by fire or other casualty occurring following the date hereof and prior to the Closing, the parties shall nonetheless consummate the Acquisition, without any liability or obligation on the part of any Selling Corporation by reason of such casualty.  Seller shall or shall cause the applicable Selling Corporation to, on the Closing Date, (i) assign and remit to Buyer or the applicable Buyer Corporation, and Buyer or the applicable Buyer Corporation shall be entitled to receive and keep, the net proceeds of any award or other proceeds under any relevant insurance policy which may have been collected by the applicable Selling Corporation, as the case may be, as a result of such casualty less the reasonable expenses incurred by Seller and its Affiliates in obtaining such award or proceeds and in actually repairing or restoring such Transferred Asset or asset of a Transferred Entity, or (ii) if no award or other proceeds shall have been collected, deliver to Buyer or applicable Buyer Corporation an assignment of the applicable Selling Corporation’s right to any such award or other proceeds which may be payable to it as a result of such casualty without representation, warranty or recourse.

Section 7.9.         Refunds and Remittances.

(a)           To the extent that Seller or any of its Affiliates, on the one hand, and Buyer or any of its Affiliates (including any Transferred Entity following the Closing), on the other, (i) receives any payment to which the other party is entitled (including with respect to any Allocated Accounts Receivable), each of Buyer and Seller agrees to promptly remit the proceeds to the other party, as appropriate and (ii) makes a payment to a third-party on behalf of the other party (including with respect to any Allocated Accounts Payable), the other party agrees to promptly reimburse Seller or Buyer, as applicable.

(b)           The parties acknowledge and agree there is no right of offset regarding such payments and a party may not withhold funds received from third parties for the account of the other party in the event there is a dispute regarding any other issue under this Agreement or any Ancillary Agreement.

(c)           The provisions of this Section 7.9 shall not apply with respect to Taxes.

Section 7.10.       Replacement of Credit Support Obligations

(a)           Buyer recognizes that Seller and certain of its Affiliates and third parties have provided credit support to the Business, the Transferred Assets or the Transferred Entities pursuant to the Credit Support Obligations set forth on Schedule 7.10(a) and that Seller may supplement the Credit Support Obligations listed on Schedule 7.10(a) from time to time prior to Closing to include any additional Credit Support Obligations entered into after the date hereof in the ordinary course of the Business and consistent with past practice.

(b)           With respect to the Credit Support Obligations set forth on Schedule 7.10(a), on or prior to the Closing Date, Buyer agrees to use reasonable best efforts to provide replacement guarantees, letters of credit, surety bonds or other assurances of payment in form and substance reasonably satisfactory to Seller and the respective banks or other counterparties, and Buyer and Seller shall cooperate to obtain any necessary release in form and substance reasonably satisfactory to Buyer and Seller with respect to all such Credit Support Obligations.

(c)           If Buyer is not successful, for any reason, in obtaining the complete and unconditional release of Seller and its Affiliates from any Credit Support Obligation set forth on Schedule 7.10(a) by the Closing Date or noticed to Buyer after the Closing as provided in Section 7.10(b) (each such Credit Support Obligation, until such time as such Credit Support Obligation is released in accordance with Section 7.10(b), a “Continuing Credit Support Obligation”), then:

(i)           Buyer shall continue to use its reasonable best efforts to obtain promptly the complete and unconditional release of Seller and its Affiliates from each Continuing Credit Support Obligation until such release is obtained; and

(ii)           Buyer shall indemnify Seller and its Affiliates for any demand or draw upon, or withdrawal from, any Continuing Credit Support Obligation or any cash or other collateral posted by Seller or its Affiliates in connection with or in the place of any such Continuing Credit Support Obligation and for the carrying costs of any cash collateral not replaced by Buyer, the fronting fee costs, and any other out-of-pocket third party costs and expenses resulting from each such Continuing Credit Support Obligation.

Section 7.11.       Separation and Transition; Commingled Contracts.

(a)           As soon as practicable after the date hereof, the parties shall cooperate in good faith to develop a plan for separating the Business from the other businesses of Seller and its Affiliates (other than the Transferred Entities) so as to minimize the adverse impact of such separation on each party’s businesses.

(b)           As soon as practicable after the date hereof, in anticipation of the services to be provided under the Transition Services Agreement, Seller shall, and shall cause its Affiliates to, logically (through the use of entitlements or permissions) and physically (where necessary and practical), separate the IT Systems that are used primarily in the Business (the “Business IT Systems”) from the other Information Technology of Seller and its Affiliates (other than the Transferred Entities) in such a manner that the Business IT Systems are not accessible to Seller and its Affiliates (other than the Transferred Entities) and the Information Technology of Seller and its Affiliates (other than the Transferred Entities) is not accessible to Buyer, its Affiliates or the Transferred Entities, except in the event, and to the extent, such access is necessary for the provision or receipt of services pursuant to the Transition Services Agreement.  All costs and expenses related to this work shall be included in the set-up fee and borne by Buyer as contemplated by Schedule A of the Transition Services Agreement.  For the avoidance of doubt, nothing in this Section 7.11 shall limit Buyer’s right or ability to receive services under the Transition Services Agreement.

(c)           Between the date hereof and the Closing, the parties shall review, revise and update, where appropriate, the schedules to the Transition Services Agreement, with any such mutually agreed upon revised and updated schedules to replace the corresponding schedules to the form of Transition Services Agreement.  As soon as practicable after the date hereof, Seller shall use its commercially reasonable efforts to identify all third-party consents necessary to provide Services (as defined in the Transition Services Agreement) to Buyer and its Affiliates pursuant to the Transition Services Agreement as set forth on the schedules referred to in the preceding sentence.

(d)           Promptly after the date hereof, Seller shall use commercially reasonable efforts to identify all Commingled Contracts and provide a schedule of such identified Commingled Contracts to Buyer and to supplement such schedule from time to time after the initial delivery thereof if additional Commingled Contracts are subsequently identified.  Upon Buyer’s request, with respect to any Commingled Contract, Seller and Buyer shall use, and cause their respective

Affiliates to use, commercially reasonable efforts to (i) cause the counterparties to any Commingled Contracts to enter into new contracts with Buyer or its designee, on terms substantially similar to those contained in such Commingled Contracts including with respect to pricing, in order for the Business to receive the applicable benefits under such Commingled Contracts (each such new contract, a “New Contract”), or (ii) if practicable, assign to Buyer or its designee the benefits and obligations under such Commingled Contract as they relate to the Business. If the parties are not able to obtain a New Contract with a counterparty to any such Commingled Contract or assign such Commingled Contract prior to the Closing, then for a period of 24 months after the Closing Date: (x) Buyer, Seller and their respective Affiliates shall continue, following the Closing, to use their commercially reasonable efforts to cause such counterparty to enter into a New Contract or assign such Commingled Contract, and (y) until such time as a New Contract is executed or a Commingled Contract is assigned to Buyer or its designee, Seller and Buyer shall use and cause their respective Affiliates to use commercially reasonable efforts to secure an alternative arrangement reasonably satisfactory to both parties under which the Business would, in compliance with applicable Law, obtain the benefits associated with the applicable Commingled Contract. For the avoidance of doubt, in no event shall Seller or Buyer or any of their respective Affiliates be required to pay any consideration in connection with compliance with its obligations under this Section 7.11(d), or to commence, defend or participate in any litigation in connection therewith or to offer or grant any accommodation (financial or otherwise) to any third party in connection therewith.

Section 7.12.       Intellectual Property Assignments; Termination of Certain Intercompany Intellectual Property Contracts.

(a)           As soon as practicable after the date hereof, the Seller shall, and shall cause its Affiliates to, (i) use reasonable best efforts to obtain from their employees and independent contractors who have developed material IP Rights intended to be Owned Business IP, but that was not effectively assigned to Seller or any of its Affiliates (including the Transferred Entities) by operation of Law or pursuant to a separate written instrument, (ii) execute, with respect to any Owned Business IP that was assigned to an Affiliate of Seller (other than a Transferred Entity or an Asset Selling Corporation) by the employees and independent contractors who developed it, and (iii) with respect to any registered or applied for Patents covered by the foregoing parts (i) and (ii), file with the United States Patent and Trademark Office or other relevant patent registry, such assignments, in form and substance reasonably satisfactory to Buyer, as are reasonably necessary in order to transfer and assign all right, title and interest in and to all such Owned Business IP to a Transferred Entity or, prior to Closing, an Asset Selling Corporation.

(b)           As of or immediately prior to the Closing, Seller shall, and shall cause its Affiliates to, terminate all Contracts, other than this Agreement, the Ancillary Agreements and the Transferred IP Licenses, pursuant to which Seller or any of its Affiliates  grants a license to a Transferred Entity in and to any (i) Transferred IP or (ii) IP Rights owned by Seller or its Affiliates that are Excluded Assets, or amend such Contracts so that, as of the Closing, none of Seller or its Affiliates  will grant (or purport to grant) a license to any Transferred Entity in and to (x) Transferred IP or (y) IP Rights constituting Excluded Assets.

Section 7.13.       No Use of Seller Retained Names.

(a)           On and after the Closing Date, except as expressly provided in this Section 7.13, none of Buyer, any Buyer Corporation or any of their respective Affiliates shall use the “Ashland”, “Aqualon”, “ISP” or “International Specialty Products” names, marks, domain names and logos (the “Retained Names”) or any name(s) confusingly similar thereto (or any derivations therefrom in any language) alone or together with other words, or logos, slogans, symbols or designs in any form, variation or manner in connection with any business that Buyer, Buyer Corporations or their Affiliates (including the Transferred Entities following the Closing) may thereafter conduct.

(b)           Within 18 months after the Closing, Buyer shall, and shall cause its Affiliates to revise print advertising, product labeling and all other information or other materials, including any internet or other electronic communication vehicles, change signage and stationery, and otherwise discontinue use of the Retained Names; provided, however, that during such 18-month period, Buyer may continue to distribute product literature that uses any Retained Names and distribute products with labeling or packaging that uses any Retained Names to the extent that such product literature and labeling or packaging exists on the Closing Date.  In no event shall Buyer or any of its Affiliates use any Retained Names after the Closing in any manner or for any purpose different from the use of such Retained Names by Seller prior to the Closing.  With respect to the Inventory, Buyer may continue to sell such Inventory, notwithstanding that it or its labeling or packaging bears one or more of the Retained Names, for a reasonable time after the Closing (not to exceed 24 months).  Notwithstanding anything to the contrary herein, (i) Buyer shall not be required to, or to cause its Affiliates to, revise print advertising, product labeling or any other information or materials which have already been placed on the market in any jurisdiction prior to the expiration of the applicable foregoing period, and (ii) Buyer shall not be precluded from making any reference to the Retained Names in internal historical, tax, employment or similar records or for purposes of prospectus and similar disclosures as are reasonably necessary to describe the historical relationship of the Business and the Transferred Entities to Seller and its Affiliates (other than the Transferred Entities).

Section 7.14.       Completion of the Restructuring Transactions.

Prior to or substantially concurrently with the Closing, Seller shall (and shall cause its Affiliates to) complete the Restructuring Transactions forth in Exhibit L, together with such other transactions and actions, including (i) contributions, transfers, distributions, assignments and acceptances of assets and liabilities, (ii) repayment of indebtedness and the extinguishment of Liens, (iii) formation, dissolution or divisive transactions (including a spin-off or split-off) of subsidiaries, including Transferred Entities and (iv) cancellation of any intercompany contracts and other agreements that will not constitute Transferred Contracts, in each case as Seller determines is reasonably necessary or appropriate to facilitate the consummation of the completion of the Restructuring Transactions.  Seller shall promptly deliver to Buyer additional materials describing the details of such transactions and actions once Seller has finalized its plans with respect thereto and shall keep Buyer informed of the status of the Restructuring Transactions, and any material developments with respect to such plans.  Seller shall not take any action pursuant to this Section 7.14 that would reasonably be expected to have an adverse and material effect on Buyer or any of its Affiliates without Buyer’s prior written consent.  Seller shall consult with Buyer with respect to the transactions to be undertaken pursuant to this Section 7.14 and shall consider in good faith any comments provided by Buyer with respect to such transactions. Without limiting the foregoing, none of the transactions contemplated under this Section 7.14 shall require a change in Annex D-1, Annex D-2 or Annex E without Buyer’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 7.15.       Intercompany and Intracompany Balances, Contracts

Seller shall cause each of (i) the Intercompany Payable Amount (other than ordinary course trade payables), (ii) the Intercompany Receivable Amount (other than ordinary course trade receivables), (iii) the Intracompany Payable Amount (other than with respect to arrangements listed on Schedule 7.15) and other than ordinary course trade payables settled not less frequently than approximately monthly) and (iv) the Intracompany Receivable Amount (other than ordinary course trade receivables settled not less frequently than approximately monthly) to equal zero as of the Closing (other than with respect to arrangements listed on Schedule 7.15 (it being understood, for the avoidance of doubt, that any Intercompany Payable Amounts and Intercompany Receivable Amounts created in connection with the Restructuring Transactions shall be treated as outside of the ordinary course for purposes of this Section 7.15).

Section 7.16.       Insurance.

The Seller Affiliates will continue to carry their existing third-party insurance with respect to the Business through the Closing, and shall use commercially reasonable efforts not allow any default, cancellation or material breach of such insurance policies or agreements to occur.

Section 7.17.       Accounts Receivable Securitization Facility.

Prior to the Closing, Seller shall amend or take such other action with respect to the TAA and the Securitization Sale Agreement (collectively, the “Securitization Facility”) to permit all Accounts Receivable of the Business covered by the Securitization Facility to be transferred to Buyer at Closing free and clear of all Encumbrances.

Section 7.18.       Tolling Agreements

Prior to the Closing Date, Buyer and Seller shall negotiate manufacturing services agreements, to be entered into at Closing, with respect to the plants listed on Schedule 7.18 (and such other sites as Buyer and Seller may mutually agree) and in accordance with the pricing methodologies specified on Schedule 7.18.

Section 7.19.       Cash Equivalents in Excess of Cash Equivalents Cap.

In the event the Cash Equivalents of the Transferred Entities exceed the Cash Equivalents Cap as of the Effective Time, Buyer shall use reasonable best efforts for a period of 18 months following the Closing Date to repatriate Cash Equivalents from the Transferred Entities in an amount equal to such excess.  Any Cash Equivalents repatriated pursuant to the preceding sentence, less any Taxes associated with any such repatriation, shall be remitted to Seller promptly following such repatriation.  In repatriating such Cash Equivalents, Buyer shall consult with Seller and shall make, and shall cause its Affiliates to make, good faith efforts to minimize any Taxes associated with such repatriation, provided that Buyer shall not be required to take any action, or cause its Affiliates to take any action, that would reasonably be expected to have an adverse impact on Buyer or its Affiliates (including, as of the Closing, any Transferred Entities).

ARTICLE 8.
CERTAIN EMPLOYEE MATTERS

Section 8.1.         Employees.

Schedule 8.1 lists each Employee as of the date hereof, including, to the extent permitted by applicable Law, an identification number and such Employee’s name, title, work location, employer, base salary or wages, target bonus and leave status; provided that, in the case of any Excepted Jurisdiction, such schedule shall only include an Employee’s identification number, title, work location and employer.  Seller shall deliver an update of such Schedule with the names of such individuals at the Closing, to the extent such names are not provided prior thereto.  In the case of any Excepted Jurisdiction, Seller shall deliver an update of such Schedule with each Employee’s name, base salary or wages, target bonus and leave status as soon as reasonably practicable following the execution of the applicable Business Transfer Document.  Seller shall update Schedule 8.1 periodically prior to the Closing Date (with one such update to occur no less than 15 days prior to the expected Closing Date) to reflect, with respect to the Business, any additional Employees, new hires, transfers, retirements, resignations, dismissals and other employment terminations which may have occurred at any time on or prior to the Closing Date and in compliance with Section 7.2 hereof.

Section 8.2.         Continuation of Employment.

(a)           Where applicable Law provides for the automatic transfer of employment of any Employee upon the consummation of the Acquisition, the parties (i) shall take or cause to be taken such actions as are required under applicable Law to accomplish such transfer of employment of such Employee to Buyer or a Buyer Corporation by operation of Law as of the Closing and (ii) shall not take and shall not cause to be taken any such actions that would result in the employment of such Employee not transferring to Buyer or a Buyer Corporation by operation of Law as of the Closing; provided that, in the case of any Excepted Jurisdiction, the foregoing shall be subject to the applicable Excepted Selling Corporations having received and accepted the terms of their respective Local Offer Letters and executing the Business Transfer Documents.  Where applicable Law does not provide for the automatic transfer of employment of any Employee upon the consummation of the Acquisition, Buyer shall, or shall cause a Buyer Corporation to, make offers of employment to such Employee (which offers may be of at-will employment to the extent permitted by applicable Law) in accordance with the provisions of this Article 8, to be effective as of the Closing (or such later date as provided in Section 8.5).

(b)           The parties acknowledge that the transfer of the portions of the Business conducted by Seller and the Asset Selling Corporations in the European Union (“EU”) and certain other countries constitutes a transfer of business within the meaning of EU Council Directive 2001/23/EC, the national Laws implementing the same or any similar Laws applicable in non-EU jurisdictions, and each Employee with respect to such portions of the Business shall be referred to herein as a “European Employee”. Subject to Section 8.2(c) below, the parties further acknowledge that, as a result, the employment of the European Employees, including all related rights and obligations, will transfer by operation of Law to Buyer or a Buyer Corporation, as applicable, as of the Closing Date, except with respect to any European Employee who timely exercises his or her rights, if any, under any applicable Law to prevent such transfer from occurring. Each European Employee or other Employee whose employment transfers automatically to Buyer or a Buyer Corporation by operation of Law, together with each other Employee of a Transferred Entity, is referred to herein as an “Automatic Transferred Employee”. Buyer or the Buyer Corporations, as applicable, will assume by operation of Law, as of the Closing Date, all Liabilities with respect to the Automatic Transferred Employees except to the extent otherwise provided in this Article 8.

(c)           The parties will use their reasonable efforts to obtain the approval of the applicable Governmental Authority or any labor authority as may be required for the transfer of the Automatic Transferred Employees, if any, who are “protected employees” under applicable Law.  If any Employee requires a work permit or employment pass or other legal or regulatory approval for his or her employment with Buyer or any Buyer Corporation, Buyer shall, and shall cause the Buyer Corporations to, use their commercially reasonable efforts to cause any such permit, pass or other approval to be obtained and in effect prior to the Closing Date.  In the event any such permit, pass or other approval is not obtained and in effect prior to the Closing Date, Buyer shall, and shall cause the Buyer Corporations to, use their commercially reasonable efforts to cause any such permit, pass or other approval to be obtained as soon as reasonably practicable thereafter.

Section 8.3.         Offers of Employment.

Each Employee who is not an Automatic Transferred Employee is referred to herein as an “Offer Employee”.  Buyer shall, or shall cause a Buyer Corporation to, make an offer of employment to such Offer Employee (which offer may be of at-will employment to the extent permitted by applicable Law) in accordance with the provisions of this Article 8, at least fifteen (15) days prior to the Closing Date (or such longer period required by applicable Law, the terms of any applicable Union Contract or to avoid statutory, contractual, common law or other severance obligations, including any compensation or benefits payable during a termination notice period), with such employment to be effective as of the Closing (or such later date as provided in Section 8.5); provided that, in the case of any Excepted Jurisdictions, the foregoing shall be subject to the applicable Excepted Selling Corporations having received and accepted the terms of their respective Local Offer Letters and executing the Business Transfer Documents.  Any such offer of employment shall be for a position that is comparable to the type of position held by such Offer Employee immediately prior to the Closing Date, at a geographic location that is within fifty (50) miles of the Offer Employee’s place of work immediately prior to the Closing Date, and shall be made on terms and conditions sufficient to avoid statutory, contractual, common law or other severance obligations, other than where such severance is unavoidable pursuant to applicable Law or the terms of any applicable Union Contract, and shall otherwise comply in all respects with applicable Law.  Each such Offer Employee who accepts such offer of employment from Buyer or a Buyer Corporation, including any Offer Inactive Employee (as defined below) who accepts an offer of employment from Buyer or a Buyer Corporation described in Section 8.5, collectively with each Automatic Transferred Employee, is referred to herein as a “Transferred Employee”.  Except as otherwise specifically provided in this Article 8 or to the extent required by applicable Law, effective as of the Effective Time (or such later date on which a Transferred Employee commences employment with Buyer or a Buyer Corporation), the Transferred Employees shall cease all active participation in and accrual of benefits under the Seller Benefit Plans, other than any such plan that is sponsored, maintained, contributed to or required to be contributed to by any Transferred Entity.

Section 8.4.         Continuation of Compensation and Benefits.

For a period of eighteen (18) months immediately after the Closing Date (or for such longer period as required by applicable Law or pursuant to the terms of any applicable Union Contract), Buyer shall, or shall cause the Buyer Corporations to, provide to each Transferred Employee (i) a base salary or base wages no less favorable than those provided by Seller, the applicable Asset Selling Corporation or the applicable Transferred Entity to such Transferred Employee as in effect immediately prior to the Closing Date and (ii) other employee benefits (including variable pay and cash-based or equity-based incentive or bonus opportunities but excluding, to the extent permitted by applicable Law or the terms of any applicable Union Contract, retention awards, defined benefit retirement benefits and retiree life and retiree medical benefits (such retention awards, defined benefit retirement benefits and retiree life and retiree medical benefits, the “Excluded Benefits”)) under plans, programs and arrangements that are substantially comparable in the aggregate to those provided by the applicable Transferring Corporation to such Transferred Employee as in effect immediately prior to the Closing Date.  For the avoidance of doubt, to the extent permitted by applicable Law and the terms of any applicable Union Contract, Buyer or the applicable Buyer Corporation shall be permitted to provide employee benefits to a Transferred Employee (i) that are not individually comparable to those provided by the applicable Transferring Corporation to such Transferred Employee as in effect immediately prior to the Closing Date or (ii) that are in a form that is different than the form of the employee benefits provided by the applicable Transferring Corporation prior to the Closing Date, so long as the employee benefits so provided are substantially comparable in the aggregate to those provided by the applicable Transferring Corporation to such Transferred Employee as in effect immediately prior to the Closing Date. In addition, and notwithstanding that defined benefit retirement benefits are Excluded Benefits, Seller hereby acknowledges that Buyer intends, at a future date selected by Buyer, to provide defined contribution retirement benefits to the Transferred Employees in lieu of, and with a value that Buyer has determined is comparable to, the defined benefit retirement benefits that the Transferred Employees were entitled to receive as of immediately prior to the Effective Time. Notwithstanding the foregoing, nothing contemplated by this Agreement shall be construed as requiring either Buyer or any Buyer Corporation to be obligated to continue the employment of any Transferred Employee for any period after the Closing Date; provided that Buyer shall or shall cause the Buyer Corporations to provide such Transferred Employee with pay and benefits to the extent required pursuant to Section 8.6(d).

Section 8.5.         Inactive Employees.

With respect to Inactive Employees who are Offer Employees (each, an “Offer Inactive Employee”), Buyer or a Buyer Corporation shall be required to offer employment to such Offer Inactive Employee, in accordance with the provisions of this Article 8, effective as of the date such Offer Inactive Employee has been cleared for, and presents himself or herself to Buyer or a Buyer Corporation for active employment on or prior to the expiration of the six-month period immediately following the Closing Date (or such longer period required by Applicable Law or the terms of any applicable Union Contract).  In the case of any such Offer Inactive Employee who accepts such offer of employment, (i) such Offer Inactive Employee shall become a Transferred Employee as of the date such Offer Inactive Employee has been cleared for, and presents himself or herself to Buyer or a Buyer Corporation for active employment, subject to the terms of the immediately preceding sentence, (ii) except as otherwise required by applicable Law or otherwise specifically provided in this Agreement, all references in this Agreement to the Closing, the Closing Date and the Effective Time shall instead be deemed to refer to the date such Offer Inactive Employee becomes a Transferred Employee and (iii) Buyer or the applicable Buyer Corporation shall have no obligation to provide compensation and benefits to each such Offer Inactive Employee unless and until the date he or she becomes a Transferred Employee and only from and after such date.  For the avoidance of doubt, Seller and the Asset Selling Corporations shall bear and be responsible for, and shall indemnify and hold harmless Buyer against, all Liabilities (other than any applicable Transferred Pension Liabilities) related to any Offer Inactive Employee who has not been cleared for, or does not present himself or herself to Buyer or a Buyer Corporation for, active employment on or prior to the expiration of the six-month period immediately following the Closing Date (or such longer period required by Applicable Law or the terms of any applicable Union Contract).

Section 8.6.         Severance Obligations.

(a)           Seller and Buyer intend that the transactions contemplated by this Agreement shall not constitute a separation, termination or severance of employment of any Employee prior to or upon the consummation of the Acquisition and that the Employees will have continuous and uninterrupted employment immediately before and immediately after the Closing Date, and Buyer shall, and shall cause the Buyer Corporations to, comply with any requirements under applicable Law to ensure the same. Buyer shall bear any costs related to, and shall indemnify and hold harmless Seller and the Asset Selling Corporations from and against any claims made by any Employee for any statutory, contractual or common law severance or separation benefits and other similar legally mandated payment obligations (including the employer portion of any employment Taxes, together with any compensation payable during any mandatory termination notice period related thereto), in each case, arising out of or in connection with (i) any Employee of a Transferred Entity whose employment is terminated prior to the Closing Date, to the extent not yet fully paid as of the Closing Date, (ii) the failure of Buyer or the Buyer Corporations to make offers of employment to, or continue the employment of, any Employee in accordance with this Agreement and as required by applicable Law or Union Contract, or (iii) the employment of any Transferred Employee on or after the Closing Date, including in respect of any act or omission relating to the employment of any Transferred Employee on or after the Closing Date.

            (b)               In the event that a European Employee (i) objects to the automatic transfer of employment to Buyer or a Buyer Corporation in circumstances other than as described in Section 8.6(a)(ii) and (ii) is entitled to any statutory, contractual or common law compensation, severance or separation benefits and other similar legally mandated payment obligations (including the employer portion of any employment Taxes, together with any compensation payable during any mandatory termination notice period related thereto) (collectively, “European Separation Pay”) in connection therewith, (x) to the extent the claim for European Separation Pay is made to or enforced against Seller or any Asset Selling Corporation, Buyer or a Buyer Corporation shall, within thirty (30) days of Seller notifying Buyer of its payment of such claim and providing to Buyer such supporting documentation thereof as Buyer may reasonably request, reimburse Seller and the Asset Selling Corporations for fifty percent (50%) of any such payments and (y) to the extent the claim for European Separation Pay is made to or enforced against Buyer or any Buyer Corporation, Seller or an Asset Selling Corporation shall, within thirty (30) days of Buyer notifying Seller of its payment of such claim and providing to Seller such supporting documentation thereof as Seller may reasonably request, reimburse Buyer and the Buyer Corporation for fifty percent (50%) of any such payments.

(c)           Seller and the Asset Selling Corporations shall bear any costs related to, and shall indemnify and hold harmless Buyer and the Buyer Corporations from and against any claims made by any Employee for any statutory, contractual or common law severance or separation benefits and other similar legally mandated payment obligations (including the employer portion of any employment Taxes, together with any compensation payable during any mandatory termination notice period related thereto), in each case, arising out of or in connection with any Employee who does not become a Transferred Employee (including, for the avoidance of doubt, as a result of such Offer Employee’s refusal of an offer of employment made by Buyer or a Buyer Corporation to such Employee in compliance with Section 8.3) in circumstances other than as described in Section 8.6(a)(i) or Section 8.6(a)(ii) and except as set forth in Section 8.6(b).

(d)           Buyer shall, or shall cause the Buyer Corporations to, provide each Transferred Employee whose employment is terminated within eighteen (18) months following the Closing Date (or within such longer period as required by applicable Law or pursuant to the terms of any applicable Union Contract) with severance and other separation benefits substantially comparable to and on the same terms and conditions as the severance and other separation benefits provided to such Transferred Employee by Seller, the applicable Asset Selling Corporation or the applicable Transferred Entity as in effect immediately prior to the Closing Date and set forth on Schedule 5.19(g)(ii) or, if greater, as required from time to time by applicable Law or the terms of any applicable Union Contract.

Section 8.7.         Allocation of Employment Liabilities.

            (a)           Except with respect to any Liabilities that transfer to Buyer or a Buyer Corporation pursuant to applicable Law (including any relating to any current or former Employee of a Transferred Entity or any Employee Benefit Plan sponsored by a Transferred Entity) or as otherwise specifically provided in this Agreement or any Business Transfer Document, Seller and the Asset Selling Corporations shall retain Liability and responsibility for and shall indemnify and hold Buyer and its Affiliates (including the Transferred Entities following the Effective Time) harmless from and against all employment and employee-benefit related Liabilities, obligations, claims or losses that relate to (i) any Employee (or his or her dependent or beneficiary) that arise as a result of an event or events that occurred prior to the Effective Time, (ii) any Employee who does not become a Transferred Employee (or his or her dependent or beneficiary) that arise as a result of an event or events that occurred on or after the Effective Time and (iii) any Seller Benefit Plan (other than a Seller Benefit Plan sponsored by a Transferred Entity, a Transferred Non-U.S. Seller Pension Plan) that arise as a result of an event or events that occurred on or after the Effective Time and which Liabilities, obligations, claims or losses are not otherwise expressly assumed by Buyer or its Affiliates pursuant to this Agreement, in the case of each of clauses (i), (ii) and (iii), regardless of whether or not such Liabilities, obligations, claims or losses become due before, at or after the Effective Time.

(b)           Except as otherwise specifically provided in this Agreement (including, for the avoidance of doubt, Sections 8.5 and 8.6(a)), effective as of the Effective Time, Buyer or its Affiliates shall assume and be solely responsible for and shall indemnify and hold Seller and the Asset Selling Corporations harmless from and against all employment and employee-benefits related Liabilities, obligations, claims or losses that relate to (i) any current or former Employee of a Transferred Entity (or his or her dependent or beneficiary) that arise as a result of an event or events that occurred before, on or after the Effective Time, (ii) any Employee Benefit Plan sponsored by a Transferred Entity that arise as a result of an event or events that occurred before, on or after the Effective Time and (iii) any Transferred Employee (or his or her dependent or beneficiary) that arise as a result of an event or events that occurred on or after the Effective Time or are otherwise expressly assumed by Buyer or its Affiliates pursuant to this Agreement, in the case of each of clauses (i), (ii) and (iii), regardless of whether or not such Liabilities, obligations, claims or losses become due before, at or after the Effective Time.

(c)           From and after the Effective Time, Seller and the Asset Selling Corporations shall retain Liability and responsibility for and shall indemnify and hold Buyer and its Affiliates (including the Transferred Entities following the Effective Time) harmless from and against any

Liability under ERISA (including Title IV thereof) with respect to any Employee Benefit Plan (other than any Employee Benefit Plan sponsored by a Transferred Entity or any Transferred Non-U.S. Seller Pension Plan) solely by reason of any Transferred Entity having been an ERISA Affiliate of the Seller, the Asset Selling Corporations or any of their ERISA Affiliates prior to the Effective Time.

(d)           Seller and the Asset Selling Corporations shall retain all liabilities and obligations for all workers’ compensation, short- and long-term disability, medical, prescription drug, dental, vision, life insurance, accidental death and dismemberment and other welfare benefit claims incurred by current and former Employees prior to the Effective Time that are covered under the terms of the applicable plans of Seller and the Asset Selling Corporations or their respective Affiliates, except that, on or after the Effective Time, Buyer and the Buyer Corporations shall be responsible for such claims to the extent such claims relate to a plan sponsored by a Transferred Entity.  With respect to claims incurred on or after the Effective Time by the Transferred Employees and their eligible dependents for workers’ compensation, short- and long-term disability, medical, prescription drug, dental, vision, life insurance, accidental death and dismemberment and other welfare benefit claims, Buyer or its Affiliates shall be responsible.  For these purposes, a claim shall be deemed to be incurred: (i) in the case of short- or long-term disability benefits (including related health benefits), at the time of the injury, sickness or other event giving rise to the claim for such benefits, (ii) in the case of workers’ compensation benefits, when the event giving rise to the claim (“Workers’ Compensation Event”) occurs, (iii) in the case of medical, prescription drug, dental or vision benefits, at the time professional services, equipment or prescription drugs covered by the applicable plan are obtained, (iv) in the case of life insurance benefits, upon death and (v) in the case of accidental death and dismemberment benefits, at the time of the accident.  If the Workers’ Compensation Event occurs over a period both preceding and following the Effective Time, the claim shall be the joint liability and obligation of Seller and the Asset Selling Corporations, on the one hand, and Buyer and the Buyer Corporations, on the other hand, and shall be equitably apportioned between such parties based upon the relative periods of time that the Workers’ Compensation Event transpired preceding and following the Effective Time.

Section 8.8.         Service Credit.

Effective from and after the Effective Time, Buyer or a Buyer Corporation shall (i) recognize, for all purposes (including eligibility, vesting and benefit levels and accruals, but other than benefit accrual under any defined benefit pension plan that is not (A) a Transferred Non-U.S. Seller Pension Plan or (B) a plan that assumes Transferred Pension Liabilities) under all plans, programs and arrangements established or maintained by Buyer or a Buyer Corporation for the benefit of the Transferred Employees or required to be made or provided to any of the Transferred Employees from time to time under applicable Law or any applicable Union Contract, service with Seller or the Asset Selling Corporations and their respective Affiliates prior to the Closing Date to the extent such service was recognized under the corresponding Employee Benefit Plan or other plan, program or arrangement covering such Transferred Employees and will not result in a duplication of benefits to such Transferred Employees, (ii) waive any pre-

existing condition exclusion, actively-at-work requirement or waiting period under all employee health and other welfare benefit plans established or maintained by Buyer or a Buyer Corporation for the benefit of the Transferred Employees, except to the extent such pre-existing condition exclusion, requirement or waiting period would have applied to such individual under the corresponding Employee Benefit Plan immediately prior to the Closing, and (iii) provide full credit for any co-payments, deductibles or similar payments made or incurred prior to the Closing Date for the plan year in which the Closing occurs.

Section 8.9.         Accrued Vacation.

For purposes of this Agreement, “Accrued Vacation Days” shall mean any vacation days and paid time off days accrued but not yet taken by any Transferred Employee as of the Closing Date with respect to the calendar year in which the Closing Date occurs or with respect to any prior calendar year.  In the event that any Transferred Employee is entitled under applicable Law or any policy of Seller or any Asset Selling Corporation to be paid for any Accrued Vacation Days in connection with the Closing, Seller shall, or shall cause an Asset Selling Corporation to, pay any such required amounts to such Transferred Employee (the “Seller Vacation Payment”).  As of the Effective Time, Buyer or a Buyer Corporation shall assume and honor all the Accrued Vacation Days for which payout is not made pursuant to the immediately preceding sentence (it being understood that Buyer or a Buyer Corporation may deduct from the number of vacation days and paid time off days made available to any such Transferred Employee the number of days of vacation or paid time off previously taken by such Transferred Employee in the applicable calendar year).  Within forty (40) days following the Closing Date, Seller shall provide to Buyer a schedule setting forth the aggregate amount of the Seller Vacation Payment.  Buyer shall reimburse Seller for the aggregate amount of the Seller Vacation Payment as soon as administratively practicable but in any event no later than forty (40) days following delivery of such schedule.  If there is a dispute as to the amount to be reimbursed, the dispute shall be resolved using the dispute resolution procedure in subsections 2.3(c), (d) and (e), mutatis mutandi.

Section 8.10.       Bonuses; Retention.

(a)           Except as set forth in any Business Transfer Document, Seller shall retain liability for and indemnify and hold Buyer harmless from and against all liabilities with respect to the Transferred Employees under any annual incentive or short-term bonus plans sponsored or maintained by Seller or any of its Subsidiaries (including the Transferred Entities) that accrues in the period prior to the Closing Date and, notwithstanding the terms and conditions of such plans, shall pay to each Transferred Employee that participates in any such plan an amount equal to the amount such Transferred Employee would have been eligible to receive for the applicable period in which the Closing Date occurs had such Transferred Employee remained an employee of Seller or its Subsidiaries through the requisite date, assuming achievement of applicable goals and conditions at target performance levels, as determined in Seller’s sole discretion, pro-rated based upon the period of time that transpired preceding the Closing Date.  Seller shall use its commercially reasonable efforts to make the payments described in this Section 8.10(a) within ninety (90) days following the Closing Date.  Following the Closing Date, the Transferred Employees shall participate in annual incentive or short-term bonus plans sponsored or maintained by Buyer or a Buyer Corporation (which shall be pro-rated for the remainder of the fiscal year in which the Closing Date occurs).

(b)           Notwithstanding the foregoing, if Seller wishes for Buyer to make the payments described in Section 8.10(a) (in lieu of such payments being made by Seller), then Seller shall provide Buyer with a schedule of such payments to be made to the Transferred Employees (the “Bonus Payment Schedule”), and Buyer shall make such payments in accordance with the Bonus Payment Schedule acting as agent on Seller’s behalf.  Following the date on which all such payments have been made, Buyer shall provide Seller with a schedule that sets forth the name and identification number of each Transferred Employee who received a payment and the amount thereof (the “Paid Bonus Schedule”); provided that all such all such names, identification numbers and payment amounts must be in accordance with the Bonus Payment Schedule.  Seller shall reimburse Buyer for the aggregate amount set forth on the Paid Bonus Schedule as soon as administratively practicable but in any event no later than forty (40) days following delivery of such schedule.  If there is a dispute as to the amount to be reimbursed, the dispute shall be resolved using the dispute resolution procedure in subsections 2.3(b), (c) and (d), mutatis mutandi.

(c)           Effective as of the Effective Time, Buyer shall, or shall cause a Buyer Corporation to, assume all liabilities under each individual retention letter agreement with a Transferred Employee set forth on Schedule 8.10(c).  From and after the Effective Time, Buyer shall, or shall cause a Buyer Corporation to, maintain such individual retention  letter agreements pursuant to their terms in effect as of the Closing and make payments to the Transferred Employees at the times prescribed thereunder (including, where applicable, upon the occurrence of the Closing).

Section 8.11.       401(k) Plan.

If Buyer or a Buyer Corporation maintains or establishes a defined contribution plan that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (“Buyer’s 401(k) Plan”), Buyer or such Buyer Corporation shall (i) permit each Transferred Employee participating in a Seller Benefit Plan that is a defined contribution plan with a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (“Seller’s 401(k) Plan”) to effect, and Buyer or a Buyer Corporation agrees to cause Buyer’s 401(k) Plan to accept, in accordance with applicable Law, a “direct rollover” (within the meaning of Section 401(a)(31) of the Code) of his or her account balances (including earnings thereon through the date of transfer and promissory notes evidencing all outstanding loans) in the form of cash (other than such promissory notes or loans, which shall be transferred in kind) under Seller’s 401(k) Plan if such rollover to Buyer’s 401(k) Plan is elected in accordance with applicable Law by such Transferred Employee, (ii) at Buyer’s request, Seller shall cause the trustees of Seller’s 401(k) Plan to transfer in the form of cash, in accordance with 414(l) of the Code, Treasury Regulation Section 1.414(l)-1 and Section 208 of ERISA, the full account balances (including earnings thereon through the date of transfer) of each Transferred Employee, subject, in the case of each of clauses (i) and (ii), to each of Seller’s or the Asset Selling Corporation’s and Buyer’s reasonable satisfaction that Seller’s 401(k) Plan or Buyer’s 401(k) Plan, as applicable, is in compliance with all applicable Laws and that such plan continues to satisfy the requirements for a qualified plan under Section 401(a) of the Code and that the trust that forms a part of such plan is exempt from tax under Section 501(a) of the Code.  Upon completion of a direct rollover of a Transferred Employee’s account balances, as described in this Section 8.11, Buyer or a Buyer Corporation and Buyer’s 401(k) Plan shall be fully responsible for all benefits relating to past service of such Transferred Employee and none of Seller, the Asset Selling Corporations and Seller’s 401(k) Plan shall have any liability whatsoever with respect to such benefits. Notwithstanding Section 7.2(b)(iv), Seller shall be permitted to amend Seller’s 401(k) Plan as necessary in order to permit the actions contemplated by this Section 8.11.

Section 8.12.       WARN Act.

Buyer agrees to provide, or cause its Affiliates to provide, any required notice under the Worker Adjustment and Retraining Notification Act of 1988 (“WARN”) and any similar federal, state or local Law or regulation, and to otherwise comply with WARN and any other similar Law or regulation, in each case with respect to any “plant closing” or “mass layoff” (as defined in WARN) or group termination or similar event affecting Employees (including as a result of the Acquisition) and occurring on and after the Effective Time.  None of Buyer or any of its Affiliates shall take any action after the Closing that would cause any termination of employment of any Employees that occurs before the Effective Time to constitute a “plant closing” or “mass layoff” or group termination under WARN or any similar federal, state or local Law or regulation, or to create any liability or penalty to Seller or any Asset Selling Corporation for any employment terminations under applicable Law.  On the Closing Date, Seller shall notify Buyer of any layoffs of any U.S. Employees in the 90-day period prior to the Closing.

Section 8.13.       Employee Consultations.

Without limiting the generality of Section 12.7, Seller and the Asset Selling Corporations shall fully comply with all of its or their obligations (however arising) to inform and consult with Employees, and in respect of Employees to Employee representatives, works councils, unions, labor boards and relevant government agencies (collectively, the “Employee Representative Bodies”), whether such obligation arises under a Union Contract, employee consultation bodies or applicable Law.  Seller and the Asset Selling Corporations shall keep Buyer informed of the occurrence of communications with, and any meetings between Seller or its representatives and, any Employee Representative Body and, to the extent permitted by applicable Law, (i) shall provide to Buyer a copy of any such written communications sent or received within five (5) Business Days thereof and (ii) shall consider any reasonable requests by Buyer that a representative of Buyer attend such meetings.  Buyer shall, and shall cause its Affiliates to, take such steps as are required by applicable Law, the terms of any applicable Union Contract or any employee consultation bodies, as applicable, or as are otherwise reasonably required by any Selling Corporation to facilitate compliance by the Selling Corporations with their obligations to inform and consult.  Buyer or Buyer’s Affiliates shall fully comply with all of its or their obligations (however arising) to inform and consult with, and in respect of, the Employees, whether the same arises under a Union Contract, employee consultation bodies or applicable Law.  In connection with these consultations and notifications, Seller and its Affiliates shall not make or accept any commitments, obligations and undertakings which could materially affect or prejudice the financial, legal or other position of Buyer or the Transferred Entities, without the prior written consent of Buyer.

Section 8.14.       Union Contracts.

From and after the Closing, Buyer shall, and shall cause its Affiliates to, assume and comply with the terms of the Union Contracts and applicable Law in effect as of immediately prior to the Effective Time. Buyer further agrees that the provisions of this Article 8 shall be subject to any applicable provisions of any Union Contract and applicable Law in respect of Transferred Employees, to the extent such provisions are inconsistent with or otherwise in conflict with the provisions of any such Union Contract or applicable Law.

Section 8.15.       Retained Non-U.S. Seller Pension Plans.

Seller or the applicable Asset Selling Corporation shall retain or shall cause to be retained all assets and liabilities under each Retained Non-U.S. Seller Pension Plan and shall make payments to Employees with vested rights thereunder in accordance with the terms of such plan and applicable Law.  With respect to each Retained Non-U.S. Seller Pension Plan, as of the Closing Date, each Transferred Employee shall cease active participation in such Retained Non-U.S. Seller Pension Plan, and service performed for, and compensation earned from, any employer, other than Seller, the Asset Selling Corporations and their predecessors, shall not be taken into account for any purpose under such Retained Non-U.S. Seller Pension Plan.  Seller shall bear and be responsible for and indemnify and hold harmless Buyer and its Affiliates against all Liabilities and all accrued benefits under or with respect to the Retained Non-U.S. Seller Pension Plans.

Section 8.16.       Transferred Non-U.S. Seller Pension Plans.

As of the Effective Time, Buyer or a Buyer Corporation shall assume each Transferred Non-U.S. Seller Pension Plan designated with an asterisk (*) on Schedule 8.16, including all Liabilities for all accrued benefits thereunder, and Buyer, a Buyer Corporation or the applicable pension plan of Buyer or a Buyer Corporation shall assume all Liabilities for all accrued benefits under each other Transferred Non-U.S. Seller Pension Plan, in each case, in accordance with applicable Law or the terms of such plan (such Liabilities, the “Transferred Pension Liabilities”).  Following any such transfer of the Transferred Pension Liabilities, none of Seller or any Asset Selling Corporation shall have any further liability for any accrued benefits, or any other liabilities, under or with respect to any Transferred Non-U.S. Seller Pension Plan.  If any assets with respect to any Transferred Non-U.S. Seller Pension Plan (including, to the extent applicable, any insurance contracts or portions thereof maintained with respect to such plan) that relate to the Transferred Pension Liabilities (and, for the avoidance of doubt, including all grantor trust assets designated by Seller or the Asset Selling Corporation as related thereto) are required by applicable Law, the terms of such plan or any Business Transfer Document to be transferred to Buyer in connection with the transfer of the Transferred Pension Liabilities, such assets shall be transferred pursuant to applicable Law or the terms of such plan (such assets, the “Transferred Pension Assets”).  At all times following the Closing Date, to the extent required by applicable Law or the Terms of a Transferred Non-U.S. Seller Pension Plan, neither Buyer nor any Buyer Corporation shall take any action to reduce any benefits accrued under any Transferred Non-U.S. Seller Pension Plan prior to the Closing Date.  Notwithstanding anything herein to the contrary, any Transferred Non-U.S. Seller Pension Plan, Transferred Pension Liabilities and Transferred Pension Assets relating to such portion of the Business that is subject to a Local Offer Letter shall transfer or be assumed, as applicable, only upon acceptance of such Local Offer Letter by the applicable Excepted Selling Corporation.  The parties shall use their commercially reasonable efforts to provide that the Transferred Pension Liabilities and the Transferred Pension Assets consist solely of the assets and liabilities in respect of Employees and Former Employees.

Section 8.17.       Employee Records.

As of the Closing Date, Seller shall provide to Buyer and the Buyer Corporations copies of all employment records for each Transferred Employee to the extent permitted to be provided to Buyer and the Buyer Corporations under applicable Law.  Buyer and the Buyer Corporations shall ensure that all such records are used only in connection with the employment of such Transferred Employee and shall keep such employment records confidential, and shall indemnify and hold harmless Seller and the Asset Selling Corporations from and against any statutory, common Law or other claims that arise from the use by Buyer and the Buyer Corporation of such employment records from and after the Closing Date other than for employment, compensation or termination-related purposes.

Section 8.18.       China Employees.

Without limiting the generality of Section 8.6(c) or the scope of Seller’s obligations thereunder, Seller shall bear any costs related to, and shall indemnify and hold harmless Buyer and its Affiliates from and against, any claims made by any Employee who, as of the Closing Date, is principally employed in the People’s Republic of China (or, with respect to any Inactive Employee, who was principally employed in the People’s Republic of China at the time he or she began such leave) for any statutory severance or separation benefits (including statutory economic compensation and statutory compensation payable in respect of accrued but not yet taken vacation days or other paid time off for the calendar year in which the Closing Date occurs) that arise as a result of any such Employee who accepts an offer of employment from Buyer or any Buyer Corporation making a request that such severance or separation benefits be paid by the applicable Seller Affiliate.

Section 8.19.       Cooperation.

Following the date of this Agreement, Seller and Buyer shall reasonably cooperate in all matters reasonably necessary to effect the Acquisition, including, without limitation, (i) exchanging such information regarding the Employees that Buyer may reasonably request to ensure that Buyer can complete the transition of Employees prior to the Closing Date and satisfy its obligations under this Article 8, (ii) updating, as soon as practicable, any schedule or other information required to be provided by any party pursuant to this Agreement, including, solely with respect to any Required Transfer Plan or any pension plan sponsored or maintained by a Transferred Entity, Section 8.16 and (iii) providing reasonable access to Employees; provided, however, that the exchanging of such information and the providing of such access shall be subject in all respects to applicable Laws regarding the safeguarding of data privacy.

Section 8.20.       No Third Party Beneficiaries.

The provisions of this Article 8 are solely for the benefit of the respective parties to this Agreement and nothing in this Article 8, express or implied, shall confer upon any Employee, or legal representative or beneficiary thereof, any rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever under this Agreement. Nothing in this Article 8, express or implied, shall be (a) deemed an amendment of any plan providing benefits to any Employee, or (b) construed to prevent Buyer from terminating or modifying to any extent or in any respect any benefit plan that Buyer may establish or maintain.

ARTICLE 9.
CERTAIN TAX MATTERS

Section 9.1.         Indemnification for Taxes.

(a)           Seller shall indemnify and hold harmless the Buyer Indemnitees from and against: (i) Taxes of the Transferred Entities for all Pre-Closing Tax Periods, (ii) Excluded Tax Liabilities, (iii) Taxes arising out of any breach of any covenant made by any Selling Corporation in this Agreement, (iv) Seller VAT, (v) Transfer Taxes that are the responsibility of Seller under Section 9.4, (vi) Taxes imposed on income required to be included under Section 951 of the Code with respect to a Transferred Entity for a Pre-Closing Tax Period (including by reason of Section 956 of the Code) (determined as if the taxable year of the Transferred Entity closed on the Closing Date), (vii) Taxes or any other out-of-pocket costs and expenses incurred as a consequence of any attempted or consummated Like-Kind Exchange or other action undertaken pursuant to Section 9.11, (viii) Taxes arising from or attributable to any Restructuring Transaction or any other transactions or activities contemplated by Section 7.14, (ix) Taxes arising under Section 1.1502-6 of the Treasury Regulations or any similar provision of state, local or foreign Law by virtue of any Transferred Entity having been a member of a consolidated, combined, affiliated, unitary or other similar tax group prior to the Closing, (x) payments in respect of Taxes made by any Transferred Entity under any Tax indemnity, Tax sharing or other similar agreement entered into prior to the Closing but following the time Seller or any of its Affiliates acquired control of such Transferred Entity, and (xi) Legacy Liabilities or Seller Business Liabilities, in each case to the extent (A) of Taxes imposed on a disposed of or discontinued business, or line of business, or on the disposition or discontinuance thereof, or (B) relating to indemnity obligations entered into prior to Closing and payable to third parties in respect of Taxes described in clause (xi)(A); in each case other than Taxes arising out of (I) any breach of any Tax Covenant made by Buyer or any Buyer Corporation or (II) any action taken outside the ordinary course of business by Buyer or any of its Affiliates after the Closing but on the Closing Date except to the extent such action was expressly contemplated by this Agreement; provided that Seller shall not be responsible for indemnifying Buyer under clause (i) or (ii) of this Section 9.1(a) for Taxes that are specifically the responsibility of Buyer under this Agreement.  For the avoidance of doubt, to the extent Seller is required to indemnify Buyer with respect to any Taxes in respect of which Brazil Judicial Deposits are outstanding, Seller’s indemnification obligation under this Section 9.1(a) with respect to such Taxes shall not be reduced by the amount of any such Brazil Judicial Deposits applied in satisfaction of such Taxes.  Notwithstanding that a claim for Taxes or Losses may fall into multiple categories of this Section 9.1(a), a Buyer Indemnitee may recover such Taxes and Losses one time only.  The amount of Taxes described in clauses (i) and (ii) of this Section 9.1(a) shall be computed without regard to any Tax Attribute to the extent that it is attributable to, arises from or relates to any Post-Closing Tax Period.  Notwithstanding any other provision of this Agreement and for the avoidance of doubt, the limitations in Section 10.4 shall not apply to this Section 9.1(a).

(b)           Buyer shall indemnify and hold harmless the Seller Indemnitees from and against (i) Taxes of the Transferred Entities for all Post-Closing Tax Periods, (ii) Taxes (other than income Taxes) imposed on the Transferred Assets for any Post-Closing Tax Period, (iii) Taxes arising out of any breach of any covenant made by Buyer or any Buyer Corporation, (iv) Taxes arising out of any action taken outside the ordinary course of business by Buyer or any of its Affiliates after the Closing but on the Closing Date, except to the extent such action was expressly contemplated by this Agreement, (v) VAT (other than Seller VAT) payable under Section 9.3 and (vi) any Transfer Taxes that are the responsibility of Buyer pursuant to Section 9.4; provided that Buyer shall not be responsible for indemnifying Seller under clause (i) or (ii) of this Section 9.1(b) for Taxes that are specifically the responsibility of Seller under this Agreement.  Notwithstanding that a claim for Taxes may fall into multiple categories of this Section 9.1(b), a Seller Indemnitee may recover such Taxes one time only.

(c)           Notwithstanding any other provision of this Agreement (including, for the avoidance of doubt, Sections 9.3 and 9.4), if the transfer of the Business in the Netherlands is consummated under this Agreement as a transfer of assets (and assumption of liabilities), as opposed to a transfer of equity interests, then Seller shall indemnify and hold harmless the Buyer Indemnitees from and against any Taxes (other than VAT that is not Irrecoverable VAT) arising out of such transfer to the extent that the amount of such Taxes payable by the Buyer Indemnitees, in the aggregate, exceeds the aggregate amount of Taxes (other than VAT that is not Irrecoverable VAT) that would have been payable by the Buyer Indemnitees had the transfer of the Business in the Netherlands been consummated under this Agreement as a transfer of equity interests.

(d)           Any indemnity payment for Taxes to be made pursuant to Section 3.1(b)(v) or this Section 9.1 shall be paid within 10 Business Days (or, if such payment is to exceed $2 million, 20 Business Days) after any Buyer Indemnitee or Seller Indemnitee claiming it is entitled to indemnification under Section 3.1(b)(v) or this Article 9 (the “Indemnified Tax Party”) makes written demand upon the other party (the “Indemnifying Tax Party”), but in no case earlier than five Business Days prior to the date on which the relevant Taxes (including, for the avoidance of doubt, any estimated Tax payments or Tax deposits) are required to be paid to the relevant Governmental Authority.

Section 9.2.         Cooperation on Tax Matters.

(a)           Notwithstanding anything to the contrary in Section 7.1 or 7.5, Buyer and Seller shall, and shall cause their respective Affiliates to, (i) furnish, or cause to be furnished, to each other, upon request and in a timely manner, such documents (including any duly executed powers of attorney and other documents necessary to enable the parties to file Tax Returns, or cause Tax Returns to be filed, in the manner provided in Section 9.8), information (including access to the relevant portions of books and records) and assistance relating to the Transferred Assets, the Assumed Liabilities, the Business, the Transferred Equity Interests and the Transferred Entities, in each case as is reasonably necessary for the filing of any Tax Return or the conduct of any Tax Contest or review by a third-party auditor, (ii) cooperate reasonably with one another in applying for and obtaining available Tax refunds, credits and offsets and (iii) keep confidential any information obtained under this Section 9.2 or Section 10.8(a), except as may be otherwise necessary in connection with the filing of Tax Returns or the conduct of a Tax Contest or review by a third-party auditor. Prior to and until two years following the Closing, Seller shall provide Buyer with such information, assistance and cooperation as is reasonably requested by Buyer in connection with any discussions with, or tax rulings requested from, any Swiss taxing authority relating to any Transferred Entity acquired from a Selling Corporation; provided that Buyer reimburses Seller for all reasonable out-of-pocket costs and expenses incurred in connection therewith (including fees of outside advisors).

(b)           Notwithstanding anything to the contrary in Section 7.1 or 7.5, each of Seller and Buyer shall, and shall cause its Affiliates to, (i) retain all of its Tax and accounting books and records (including all computerized books and records, and any such information stored on any other form of media) relevant to Taxes, for any Tax period that includes the Closing Date and for all prior Tax periods, of the Transferred Entities or related to the Transferred Assets, the Assumed Liabilities, the Business or the Transferred Equity Interests, in each case until the applicable period for assessment under applicable Law (giving effect to any and all extensions or waivers) has expired and (ii) abide by all record retention agreements entered into with any Taxing Authority with respect to any of the materials described in clause (i).

(c)           Subject to Section 9.3, Seller and Buyer shall each (i) execute and deliver, and cause its Affiliates to execute and deliver, as appropriate, all instruments and certificates reasonably necessary to enable the other party to comply with any filing requirements relating to Transfer Taxes and VAT and (ii) use commercially reasonable efforts to obtain any applicable exemption certificates for sales Tax and to avail itself of any applicable exemptions from, or reductions of, any Transfer Taxes and VAT under applicable Law.

Section 9.3.         VAT.

(a)           All consideration specified for supplies of goods or services made, or deemed to be made, under this Agreement, and the Ancillary Agreements that do not explicitly address VAT, shall be exclusive of any and all applicable VAT.  With respect to each such supply of goods or services, the party hereto that makes such supply (or whose Affiliate makes such supply) (the “Supply Provider”) shall, on or after the Closing Date, provide, or cause its Affiliate making such supply to provide, to the party hereto that receives such supply (or whose Affiliate receives such supply) (the “Supply Recipient”), or to the Affiliate of the Supply Recipient receiving such supply, a properly completed and executed VAT invoice (or other valid and customary VAT documentation) with respect to the relevant supply of goods or services, promptly and in accordance with applicable Law.  After the receipt of such invoice or documentation, and the Supply Recipient shall pay, or cause its Affiliate receiving such supply to pay, to the Supply Provider or its Affiliate making such supply, in addition to the specified consideration, an amount equal to the VAT required under applicable Law to be charged by the Supply Provider or its Affiliate in relation to such supply, in accordance with applicable Law (but in no event later than the tenth Business Day after such receipt) and Seller shall timely remit such VAT to the appropriate Taxing Authority.

(b)           (i) Seller and Buyer intend that any sale of the Transferred Assets will be treated by the relevant Taxing Authority as a TOGC (as applicable) and shall use their reasonable endeavors to procure that any such sale is so treated.

(ii) Notwithstanding Section 9.3(b)(i), if Seller and Buyer determine in good faith that the supply of any material Transferred Assets is likely to not be treated by the relevant Taxing Authority as a TOGC, then the Buyer may request that Seller seek to clarify (or cause one of its Affiliates to seek to clarify) the VAT treatment of such supply with the relevant Taxing Authority prior to the Closing, and if such supply is not  treated by the relevant Taxing Authority as a TOGC, then Buyer may request that Seller appeal (or cause one of its Affiliates to appeal) such treatment; provided that (i) Buyer’s right to obtain Seller’s and its Affiliates’ assistance under this Section 9.3(b) shall be subject to Seller’s consent (which consent not to be unreasonably withheld or delayed), (ii) Buyer shall indemnify Seller and its Affiliates against all costs reasonably incurred by Seller and its Affiliates in taking any actions pursuant to this Section 9.3(b)(ii) and an amount in respect of any additional VAT that is determined to be chargeable after the conclusion of such appeal and (iii) Seller’s obligations under this Section 9.3(b)(ii) shall cease on the one-year anniversary of the Closing.

(c)           Seller and Buyer shall procure (to the extent within its power) that any Person retaining any VAT Records as of Closing shall preserve such VAT Records for such periods as may be required by relevant Tax Law and during such period shall permit the other party or its agents at all reasonable times and subject to reasonable written notice to inspect and take copies of such VAT Records at the cost of the person requesting such inspection or copies.

(d)           At Closing, where the Transferred Assets include an interest in real property and the transfer of such Transferred Assets is, or is capable of being treated as, a TOGC in accordance with applicable Law, Buyer and Seller will cooperate to the extent permissible under applicable Law, to ensure that the transfer of such real property interest qualified for such treatment.

Section 9.4.         Transfer Taxes

All Transfer Taxes, other than Transfer Taxes borne by Buyer and its Affiliates pursuant to the Transition Services Agreement, shall be borne 50% by Buyer and 50% by Seller, provided that all Transfer Taxes, if any, arising out of the Restructuring Transactions shall be borne exclusively by Seller.

Section 9.5.         FIRPTA Affidavit.

Seller shall deliver to Buyer prior to the Closing, but no more than seven days before the Closing one or more affidavits (the “FIRPTA Affidavits”) in form and substance reasonably acceptable to Buyer, duly executed and acknowledged, certifying certain facts reasonably sufficient to establish that the Acquisition is not subject to withholding under Section 1445 of the Code.

Section 9.6.         Allocation of Taxes in Straddle Periods.

Taxes (other than Transfer Taxes and VAT) payable with respect to a Straddle Period shall be allocated between the Pre-Closing Tax Period and the Post-Closing Tax Period (i) in the case of Taxes imposed on a periodic basis (such as real, personal and intangible property Taxes), on a daily pro rata basis and (ii) in the case of other Taxes, as if the Tax period ended as of the close of business on the Closing Date and, in the case of any such other Taxes that are attributable to the ownership of any equity interest in an entity that is taxed as a partnership or entity that is treated as a “flow through” entity for Tax purposes (excluding a “controlled foreign corporation” (within the meaning of Section 957(a) of the Code)), as if the Tax period of that entity ended as of the close of business on the Closing Date.

Section 9.7.         Tax Treatment of Indemnity Payments.

(a)           For all Tax purposes, Seller and Buyer shall treat, and shall cause their respective Affiliates to treat, all indemnity payments under this Agreement (other than Sections 3.1(b)(iv) and (v)), and all amounts paid by one party to another party under Section 2.1(h)(ii), 2.3, 2.4, 8.9, 9.8(f) and 12.9, as adjustments to the Purchase Price received by Seller (for itself and as agent for the other Selling Corporations) to the extent permitted under applicable Tax Law.

(b)           To the extent an indemnity claim made pursuant to this Agreement relates to a Transferred Asset, Assumed Liability or Transferred Equity Interest transferred or otherwise disposed of under this Agreement by a Selling Corporation other than the Seller, any indemnity payment made or received by Seller with respect to such claim shall be deemed to have been made or received by Seller as agent of such Selling Corporation.  To the extent an indemnity claim made pursuant to this Agreement relates to a Transferred Asset, Assumed Liability or Transferred Equity Interest acquired or assumed under this Agreement by a Buyer Corporation, any indemnity payment made or received by Buyer with respect to such claim shall be deemed to have been made or received by Buyer as agent of such Buyer Corporation.

Section 9.8.         Tax Returns.

(a)           For purposes of this Agreement:

“Buyer-Signed Tax Returns” shall mean all Tax Returns for Tax periods ending on or before the Closing Date that are of the Transferred Entities or relate to the Transferred Assets, the Assumed Liabilities or the Business, in each case other than Seller-Signed Tax Returns, Transfer Tax Returns and Tax Returns of the Unconsolidated Joint Ventures.

“Seller-Signed Tax Returns” shall mean (a) all Tax Returns relating to the Transferred Entities prepared or filed on an affiliated, consolidated, combined or unitary basis with Seller or any of its Affiliates (other than the Transferred Entities) and (b) all other Tax Returns (other than Transfer Tax Returns and Tax Returns of the Unconsolidated Joint Ventures) for Tax periods ending on or before the Closing Date that (i) are of the Transferred Entities or relate to the Transferred Assets, the Assumed Liabilities or the Business and (ii) are permitted, under applicable Law, to be filed by Seller or any of its Affiliates without having received any powers of attorney from Buyer or any of its Affiliates.

“Straddle Period Tax Returns” shall mean all Tax Returns for Straddle Periods that are of the Transferred Entities or relate to the Transferred Assets, the Assumed Liabilities or the Business, in each case other than Transfer Tax Returns and Tax Returns of the Unconsolidated Joint Ventures.

“Transfer Tax Returns” shall mean all Tax Returns that are required under applicable Law to be filed in connection with, and that relate exclusively to, Transfer Taxes, in each case other than Tax Returns of the Unconsolidated Joint Ventures.

(b)           Seller shall prepare and file, or cause to be prepared and filed, all Seller-Signed Tax Returns in a timely manner with the appropriate Governmental Authorities; provided that all Seller-Signed Tax Returns of any Transferred Entity shall (to the extent related to the Transferred Entities, Transferred Assets, Assumed Liabilities or the Business) be prepared using accounting methods and other practices that are consistent with those used in the Tax Returns filed prior to the Closing unless contrary to applicable Law.

(c)           Seller shall prepare and file, or cause to be prepared and filed, all Buyer-Signed Tax Returns in a timely manner with the appropriate Governmental Authorities; provided that Seller (i) shall provide Buyer with a draft copy of each such Buyer-Signed Tax Return at least 20 Business Days before the due date for the filing of such Tax Return (including extensions), (ii) shall consider in good faith any comments provided by Buyer, (iii) shall provide Buyer with a finalized copy of such Tax Return at least 10 Business Days before such due date and (iv) subject to Section 9.8(f), shall not, and shall cause its Affiliates not to, file such Tax Return without the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), except that Buyer shall be deemed to have provided such consent unless it notifies Seller in writing, at least two Business Days before such due date, of its objection to the filing of such Tax Return.  All Buyer-Signed Tax Returns shall (to the extent related to the Transferred Entities, Transferred Assets, Assumed Liabilities or the Business) be prepared using accounting methods and other practices that are consistent with those used in the Tax Returns filed prior to the Closing unless contrary to applicable Law.

(d)           Each Transfer Tax Return shall be prepared and filed, or caused to be prepared and filed, in a timely manner with the appropriate Governmental Authority (i) by Buyer if it or any of its Affiliates is permitted to file such Tax Return under applicable Law or (ii) by Seller if Buyer and its Affiliates are not permitted to file such Tax Return under applicable Law; provided that such filing party (x) shall use commercially reasonable efforts to provide the other party with a draft copy of such Tax Return before the due date for the filing of such Tax Return (including extensions) and (y) shall consider in good faith any comments provided by such other party.

(e)           Each Straddle Period Tax Return shall be prepared and filed, or caused to be prepared and filed, with the appropriate Governmental Authority (i) by Buyer if it or any of its Affiliates is permitted to file such Tax Return under applicable Law or (ii) by Seller if Buyer and its Affiliates are not permitted to file such Tax Return under applicable Law, in each case in a timely manner consistent with past practice (except as otherwise required by applicable Law or to correct any clear errors); provided that such filing party (x) shall provide the other party with a draft copy of such Tax Return at least 10 Business Days before the due date for the filing of such Tax Return (including extensions), (y) shall consider in good faith any comments provided by such other party and (z) subject to Section 9.8(f), shall not, and shall cause its Affiliates not to, file such Tax Return without the prior written consent of such other party (which consent shall not be unreasonably withheld, conditioned or delayed).

(f)           Notwithstanding anything to the contrary contained in this Section 9.8, if in the case of a Buyer-Signed Tax Return or Straddle Period Tax Return, either Buyer or Seller notifies the other party of an objection to the filing of such a Tax Return in accordance with the provisions of this Section 9.8, Buyer or Seller, as the case may be, shall specify in writing with particularity the items on any such Tax Return with respect to which such party objects and the factual or legal basis for any such objection.  Buyer and Seller shall negotiate in good faith and use their reasonable best efforts to resolve such items. In the event of any disagreement under this Section 9.8(f) that cannot be resolved between Buyer and Seller, such disagreement shall be resolved by an accounting firm of international reputation mutually agreeable to Seller and Buyer (the “Tax Accountant”), any such determination by the Tax Accountant shall be final and the relevant Tax Return shall be filed by the party responsible therefor under this Section 9.8 in a manner consistent with such determination; provided, however, the scope of such determination by the Tax Accountant shall be limited to:  (i) those disputed items submitted to the Tax Accountant and (ii) whether such disputed items were prepared in accordance with this Section 9.8, and the Tax Accountant is not authorized or permitted to make any other determination.  The fees and expenses of the Tax Accountant shall be borne equally by Buyer and Seller.

(g)           (i) With respect to each Tax Return described in this Section 9.8, the party required to file such Tax Return (or cause such Tax Return to be filed) pursuant to this Section 9.8 (the “Tax Return Filer”) shall timely pay to the relevant Governmental Authority the amount, if any, shown as due on such Tax Return; provided that if the Tax Return Filer is not permitted to make such payment under applicable Law, then the parties shall cooperate in good faith to arrange for such amount to be paid to the relevant Governmental Authority in a manner permitted by applicable Law; provided further that the obligation to make payments pursuant to this Section 9.8(g)(i) shall not affect such Tax Return Filer’s right, if any, to receive payments under Section 9.8(g)(ii) or otherwise be indemnified under this Agreement with respect to any Taxes.

(ii)           On or before the due date of any Tax Return described in this Section 9.8 (including extensions), the relevant Tax Return Filer shall notify the other party of any amounts shown as due on such Tax Return (and to be paid by such Tax Return Filer and its Affiliates), or any portions of any such amounts, for which the other party must indemnify the Tax Return Filer under this Agreement, and such other party shall pay such amounts (or portions thereof) to the Tax Return Filer no later than such due date or, if later, 10 Business Days after the date on which notice of such amounts (or portions thereof) is provided by the Tax Return Filer pursuant to this Section 9.8(g)(ii).

Section 9.9.         Tax Contests.

(a)           Buyer shall promptly notify Seller upon receipt by Buyer or any of its Affiliates (including the Transferred Entities after the Closing) of any notice of any pending or threatened Tax Contest relating to the Transferred Assets, the Assumed Liabilities, the Business, the Transferred Equity Interests or the Transferred Entities (an “Applicable Tax Contest”) that could give rise to a liability for which Seller is responsible under section 9.1(a) of this Agreement; provided, however, that no failure or delay by Buyer to provide notice of an Applicable Tax Contest shall reduce or otherwise affect the indemnification obligations of Seller hereunder except to the extent Seller is materially prejudiced thereby. Seller shall promptly notify Buyer upon receipt by Seller or any of its Affiliates of any notice of any pending or threatened Applicable Tax Contest that could give rise to Taxes of or with respect to the Transferred Entities, the Transferred Assets or the Business; provided, however, that no failure or delay by Seller to provide notice of an Applicable Tax Contest shall reduce or otherwise affect the indemnification obligations of Buyer hereunder except to the extent Buyer is materially prejudiced thereby.

(b)           (i) Seller shall have the right to control the conduct and settlement of (A) all Applicable Tax Contests with respect to the Transferred Assets that relate exclusively to income Taxes of Seller or its Affiliates (other than the Transferred Entities) and (B) all Applicable Tax Contests with respect to Transferred Assets or of the Transferred Entities, in each case, relating exclusively to a Pre-Closing Tax Period or with respect to a Tax Return described in clause (a) of the definition of Seller-Signed Tax Returns, a Straddle Period Tax Return filed by Seller or a Transfer Tax Return filed by Seller and (ii) Buyer shall have the right to control the conduct and settlement of all other Applicable Tax Contests.  Each party that controls the conduct of an Applicable Tax Contest pursuant to clause (i)(B) or clause (ii) of this Section 9.9(b) shall, in the case of any issue that would materially affect the Tax obligations of such other party, keep the other party informed of the status of, and any developments in, such Applicable Tax Contest and consult with the other party as to the resolution of such issue, (x) give to the other party a copy of any Tax adjustment proposed in writing with respect to such Applicable Tax Contest and copies of any other written correspondence with the relevant Taxing Authority relating to such Applicable Tax Contest, (y) not enter into (or agree to enter into) any compromise or settlement of any such Applicable Tax Contest without the prior written consent of such other party (which consent shall not be unreasonably withheld, conditioned or delayed) and (z) otherwise permit the other party to participate in all aspects of such Tax audit, examination or proceeding, at such other party’s own expense; provided that clauses (x), (y) and (z) shall not apply in the case of any Applicable Tax Contest relating to a Tax Return described in clause (a) of the definition of Seller-Signed Tax Returns.

Section 9.10.       Refunds and Post-Closing Actions.

(a)           Subject to Section 9.10(b), any party that receives or becomes entitled to (or whose Affiliate receives or becomes entitled to) any refund, credit or offset of or arising in connection with Taxes for which the other party would be liable under Section 9.1 (a “Refund Recipient”) shall pay to the other party the entire amount of such refund, credit or offset (including any interest from, but net of any Taxes imposed by, a Taxing Authority with respect to such refund, credit or offset) (i) in the case of a refund actually received, no more than 30 Business Days after receiving such refund and (ii) in the case of a credit or offset, no more than 30 Business Days after the filing of the Tax Return utilizing such credit or offset; provided that if such Refund Recipient is required to repay to the relevant Taxing Authority such refund, credit or offset, the other party shall, upon the request of such Refund Recipient, repay the amount previously paid to such other party pursuant to this Section 9.10(a) in respect of such refund, credit or offset (plus any penalties, interest or other charges imposed by the relevant Taxing Authority).  For the avoidance of doubt, (i) the amount of any refund, credit or offset of or arising in connection with Taxes (including interest, but net of any Taxes imposed with respect to such refund, credit or offset and any out-of-pocket expenses incurred in connection with such refund, credit or offset) that relates to Taxes for a Straddle Period shall be prorated based upon the principles of Section 9.6, taking into account the type of Tax to which such refund, credit or offset relates and (ii) any Brazil Judicial Deposits (including any interest thereon) released in favorable settlement of an Applicable Tax Contest, shall be solely for Buyer’s account.

(b)           Except as otherwise required by applicable Law or in connection with the resolution of any Applicable Tax Contest in accordance with Section 9.9, Buyer shall not, and shall cause its Affiliates not to, (i) make or change any Tax election of the Transferred Entities or related to the Transferred Assets, the Assumed Liabilities or the Business for a Pre-Closing Tax Period or Straddle Period, except to the extent permitted by Section 9.8(e) or Section 9.8(f), (ii) amend, refile or otherwise modify (or grant an extension of any applicable statute of limitations with respect to) any Seller-Signed Tax Return, Buyer-Signed Tax Return or Straddle Period Tax Return or (iii) carry back any Tax Attribute of any of the Transferred Entities from a Tax period ending after the Closing Date to any Pre-Closing Tax Period, in each case, without Seller’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).  If Buyer or any of its Affiliates does carry back a Tax Attribute to a Pre-Closing Tax Period, then (x) no payment with respect to such carryback shall be due to Buyer or any of its Affiliates from Seller or any of its Affiliates and (y) if Buyer or any of its Affiliates receives any refund, credit or offset of any Taxes in connection with such carryback, Buyer shall promptly pay to Seller the full amount of such refund or the economic benefit of the credit or offset (including interest, but net of any Taxes imposed with respect to such refund and any reasonable, incremental out-of-pocket expenses incurred by Buyer in connection with obtaining such refund, credit or offset).  After the Closing, Seller shall not, and shall not permit any of its Affiliates to, amend any Tax Returns or change any Tax elections or accounting methods with respect to any of the Transferred Entities, the Transferred Assets, the Assumed Liabilities or the Business relating to any Pre-Closing Tax Period to the extent such amendment or change (1) is inconsistent with past practice, (2) is not necessary to correct a clear error and (3) could reasonably be expected to have a material cost to Buyer or any of its Affiliates (including the Transferred Entities) for which it would not otherwise be indemnified under Section 9.1.

(c)           Buyer shall not make, and shall cause its Affiliates not to make, any election under Section 338(g) of the Code (a “338(g) Election”) with respect to the acquisition of any Transferred Entity pursuant to this Agreement and the Ancillary Agreements without obtaining Seller’s prior written consent; provided, however, that if (i) Seller requests in writing that Buyer make a 338(g) Election with respect to a Transferred Entity and (ii) Buyer consents to make such 338(g) Election (which consent shall not be unreasonably withheld, conditioned or delayed), then Buyer shall make such 338(g) Election in the manner so requested by Seller.

(d)           Except as otherwise required by applicable Law, Buyer shall prevent each Transferred Entity listed on Schedule 9.10(d) (except to the extent a Section 338(g) election is made by Buyer or any of its Affiliates with respect to any such Transferred Entity in accordance with Section 9.10(c)), from (i) making distributions (whether actual or deemed for Tax purposes) of cash or any other property to any of such Transferred Entity’s direct or indirect owners and (ii) taking any action that would reasonably be expected to constitute an “investment in United States property” (within the meaning of Section 956 of the Code and the Treasury Regulations promulgated thereunder), in each case during such Transferred Entity’s U.S. federal income Tax period during which the Closing occurs.

(e)           Prior to the Closing Date, Seller shall terminate all Tax sharing or indemnity agreement or other contractual agreements primarily relating to Taxes to which and of the Transferred Entities is a party.  Seller shall cause any and all existing powers of attorney with respect to Taxes or Tax Returns to which any of the Transferred Entities is a party to be terminated as of the Closing.

(f)           As soon as possible after Closing and with respect to any Transferred Assets which are plant and machinery for the purpose of Part 2 of the Capital Allowances Act 2001 of the United Kingdom and which are also fixtures (as that term is defined in section 173 of that Act), Buyer and Seller shall jointly elect, or cause their Affiliates jointly to elect, by notice pursuant to section 198 of that Act to determine in accordance with sections 198, 200 and 201 of that Act, that the portion of the Consideration attributable to the fixtures is tax written down.

(g)           Notwithstanding that Tax assets and liabilities are excluded for purposes of determining Net Working Capital and Net Indebtedness, following the Closing, and in connection with the determination of the final Price Adjustment Statement, the parties shall cooperate in good faith to identify any Covered Taxes as of the Closing Date.

Section 9.11.       Like-Kind Exchange.

(a)           If Seller notifies Buyer of its desire for the transfer of all or a specified portion of the Transferred Real Property located in the United States (the “Like-Kind Assets”) to qualify as a Like-Kind Exchange, then the parties shall (i) cooperate in good faith to structure such transfer such that it qualifies, to the greatest extent possible, as a Like-Kind Exchange and (ii) enter into such other agreements, and make such modifications to this Agreement, as are reasonably necessary to meet the requirements of Section 1031 of the Code and the Treasury Regulations promulgated thereunder; provided in each case that (x) none of the representations, warranties, covenants, indemnification obligations or other agreements of the parties hereto shall be affected by such structuring and modifications, (y) neither of the parties shall be required, in connection with such structuring and modifications, to make any representations or warranties, assume any Liabilities, acquire title to any property to which it would not otherwise acquire title in connection with the Acquisition or, in the case of Buyer, incur any unreimbursed out-of-pocket costs and expenses (in each case, for the avoidance of doubt, that the relevant party will not otherwise make, assume, acquire or incur, but for this Section 9.11) and (z) neither of the parties shall have any right to delay or postpone the closing of such transfer for the principal purpose of facilitating such transfer’s qualification as a Like-Kind Exchange.

(b)           Notwithstanding any other provision of this Agreement, (i) the provisions of this Section 9.11 shall survive the Closing without limitation and (ii) in the event of any conflict between this Section 9.11 and the terms and conditions of any agreement entered into by the parties in connection with the transfer of Like-Kind Assets, the terms and conditions of such other agreement shall control to the extent of such conflict.

ARTICLE 10.
INDEMNIFICATION

Section 10.1.       Survival.

(a)    Notwithstanding any statute of limitations, (i) the Fundamental Representations shall survive the Closing until the applicable statute of limitations and then shall expire and be of no force or effect, (ii) the representations and warranties set forth in Section 5.14 (Environmental Matters) shall survive the Closing until the date that is 24 months following the Closing Date and then shall expire and be of no force or effect, (iii) all other representations and warranties contained in this Agreement or an Ancillary Agreement and the covenants contained in this Agreement to the extent required to be performed prior to Closing shall survive the Closing until the date that is 18 months following the Closing Date, and shall then expire and be of no force or effect; provided, however, that the representations and warranties set forth in Section 5.17 (Taxes) shall not survive the Closing for any purpose and thereafter shall expire and be of no force or effect. The other covenants contained in this Agreement or an Ancillary Agreement shall survive indefinitely except as otherwise specified herein or therein.

(b)           Notwithstanding the foregoing, Seller’s obligation to indemnify Buyer Indemnitees pursuant to Section 10.2(vi) for the Other Excluded Remediation Liabilities shall expire (A) with respect to any liability or obligation for any assessment, response, removal, remediation, corrective action or any related monitoring activity for which written notice was received by Seller or Buyer or any of their respective Affiliates prior to or on the third (3rd) anniversary of the Closing Date, at such time as Seller shall have addressed the Release giving rise to such liability or obligation as necessary to comply with Environmental Law or any applicable Contract with any Governmental Authority, including meeting applicable clean-up standards or obtaining a No Further Action Letter, Letter of Completion or other written communication of similar import from any Governmental Authority with primary jurisdiction over the relevant matter or (B) with respect to any liability or obligation for any assessment, response, removal, remediation, corrective action or any related monitoring activity for which written notice was not received by Seller or Buyer or any of their respective Affiliates prior to or on the third (3rd) anniversary of the Closing Date, at midnight on the third (3rd) anniversary of the Closing Date, in each case, after which time such liability or obligation shall no longer be subject to indemnification by Seller and Buyer shall assume, pay, perform and discharge all Liabilities, obligations and commitments relating to such liabilities or obligations pursuant to Section 10.3(iv).

Section 10.2.       Indemnification by Seller.

From and after the Closing, subject to the limitations set forth in this Agreement, Seller shall indemnify and hold harmless Buyer and its directors, officers, employees, Affiliates, agents and representatives (collectively, the “Buyer Indemnitees”) against and from any and all Losses which any Buyer Indemnitee may incur or suffer at any time after the Closing to the extent such Losses arise out of or result from (i) the breach of any representation or warranty made by any Selling Corporation in this Agreement or any Ancillary Agreement, (ii) the breach of any covenant or agreement made by any Selling Corporation in this Agreement or any Ancillary Agreement to be performed prior to Closing, (iii) the breach of any other covenant or agreement made by any Selling Corporation in this Agreement or any Ancillary Agreement, (iv) any of the Excluded Liabilities (other than Other Excluded Remediation Liabilities), (v) the Restructuring Transactions and any other transactions or actions taken pursuant to Section 7.14, (vi) the Other Excluded Remediation Liabilities (to the extent provided in Section 10.1(b)), (vii) Liabilities arising from the 6.50% Junior Subordinated Debenture due 2029 issued by Hercules

Incorporated and/or the 6.60% Debenture due 2027 issued by Hercules Incorporated, or (viii) any Seller Business Liabilities. Notwithstanding that a claim for Losses may fall into multiple categories of this Section 10.2, a Buyer Indemnitee may recover such Losses one time only. Buyer shall, and shall cause the other Buyer Indemnitees to use reasonable best efforts to mitigate, to the extent required by applicable Law, any Losses upon becoming aware of any event that would reasonably be expected to, or does, give rise thereto. Notwithstanding anything in this Agreement to the contrary, in determining whether there is an inaccuracy or has been a breach of any representation or warranty for purposes of clause (i) of this Section 10.2 or Section 9.1(a)(iii), except with respect to the representations and warranties in Sections 5.6 and 5.9 and the definition of “Business IP Licenses,” no effect shall be given to any qualification as to “materiality” or “Material Adverse Effect” and phrases of similar import contained in any representation or warranty made in Article V.

Section 10.3.       Indemnification by Buyer.

From and after the Closing, Buyer shall indemnify and hold harmless Seller against and from any and all Losses which Seller and any of its directors, officers, employees, Affiliates, agents and representatives (collectively, the “Seller Indemnitees”) may incur or suffer to the extent such Losses arise out of or result from (i) the breach of any representation or warranty made by Buyer or any Buyer Corporation in this Agreement or any Ancillary Agreement, (ii) the breach of any covenant or agreement made by Buyer or any Buyer Corporation in this Agreement or any Ancillary Agreement to be performed prior to the Closing, (iii) the breach of any other covenant or agreement made by Buyer or any Buyer Corporation in this Agreement or any Ancillary Agreement or (iv) any of the Assumed Liabilities (with respect to the Other Excluded Remediation Liabilities, to the extent provided in Section 10.1(b)).  Notwithstanding that a claim for Losses may fall into multiple categories of this Section 10.3, a Seller Indemnitee may recover such Losses one time only.  Seller shall, and shall cause the other Seller Indemnitees to use reasonable best efforts to mitigate, to the extent required by applicable Law, any Losses upon becoming aware of any event that would reasonably be expected to, or does, give rise thereto.  Notwithstanding anything in this Agreement to the contrary, in determining whether there is an inaccuracy or has been a breach of any representation or warranty for purposes of clause (i) of this Section 10.3, no effect shall be given to any qualification as to “materiality” or “Material Adverse Effect” and phrases of similar import contained in any representation or warranty made in Article VI.

Section 10.4.       Scope of Seller’s Liability.

(a)           Indemnification shall be available to Buyer Indemnitees under clause (i) of Section 10.2 with respect to breaches of representations or warranties (other than any Fundamental Representations) and under clause (vi) of Section 10.2 only to the extent the aggregate amount of Losses otherwise due to Buyer Indemnitees for all claims for such indemnification exceeds two percent of the Purchase Price (the “Basket”) and then indemnification shall be available to Buyer Indemnitees for the amount of all Losses due to Buyer Indemnitees in excess of such amount, but only for all such Losses up to a maximum amount of all payments due to Buyer Indemnitees of ten percent of the Purchase Price (the “Cap”).  Seller shall not have any liability under clause (i) of Section 10.2 with respect to breaches of representations or warranties (other than any Fundamental Representations), under clause (ii) of Section 10.2 with respect to breaches of the covenants set forth in Section 7.2 or under clause (vi) of Section 10.2 for any individual item where the Losses relating thereto, together with Losses relating to related items, are less than $200,000 and such Losses shall not be taken into account in determining whether the Basket or Cap have been reached.

(b)           Without limiting the limitations of Section 10.4(a), indemnification shall be available to Buyer Indemnitees, under clause (i) of Section 10.2 with respect to breaches of representations and warranties, including Fundamental Representations, and under clause (ii) of Section 10.2 only to the extent the aggregate amount of Losses due to Buyer Indemnitees for all claims for such indemnification does not exceed the aggregate Purchase Price.

(c)           Notwithstanding anything to the contrary contained in this Section 10.4, none of the limitations set forth in Section 10.4(a) or Section 10.4(b) shall apply with respect to Losses (and such Losses shall not be taken into account in determining the Basket or the Cap) (i) in respect of any Losses referred to in clauses (iv), (v), (vii) and (viii) of Section 10.2 and Seller’s responsibility therefor or (ii) in respect of any Claim for fraud or injunctive or provisional relief (including specific performance).

(d)           In no event shall Seller be obligated to indemnify any Buyer Indemnitee with respect to any matter to the extent that such matter was reflected in the calculation of the adjustment to the Purchase Price, if any, pursuant to Section 2.3.

Section 10.5.       Claims.

Any Buyer Indemnitee or Seller Indemnitee claiming it may be entitled to indemnification under this Article 10 (the “Indemnified Party”) shall give prompt written notice to the other party (the “Indemnifying Party”) of each matter, action, cause of action, claim, demand, fact or other circumstances upon which a claim for indemnification (a “Claim”) hereunder may be based.  Such notice shall contain, with respect to each Claim, such facts and information as are then reasonably available, including the estimated amount of Losses and the specific basis for indemnification hereunder.  Failure to give prompt notice of a Claim hereunder shall not affect the Indemnifying Party’s obligations hereunder, except to the extent the Indemnifying Party is prejudiced by such failure.

Section 10.6.       Defense of Actions.

The Indemnified Party shall permit the Indemnifying Party, at the Indemnifying Party’s option and expense, to assume the complete defense of any Claim based on any action, suit, proceeding, claim, demand or assessment by any third party with full authority to conduct such defense and to settle or otherwise dispose of the same and the Indemnified Party will fully cooperate in such defense; provided that the Indemnifying Party will not, in defense of any such action, suit, proceeding, claim, demand or assessment, except with the consent of the Indemnified Party (which consent will not be unreasonably withheld, conditioned or delayed to the extent such action, suit, proceeding, claim, demand or assessment is for monetary payments only and not for injunctive or provisional relief (including specific performance), consent to the entry of any judgment, order or decree or enter into any settlement (a) which provides for any relief other than the payment of monetary damages and/or (b) which does not include as an unconditional term thereof the giving by the third-party claimant to the Indemnified Party of a release from all liability in respect thereof. After notice to the Indemnified Party of the Indemnifying Party’s election to assume the defense of such action, suit, proceeding, claim, demand or assessment, the Indemnifying Party shall be liable to the Indemnified Party only for such legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof at the written request of the Indemnifying Party. As to those third-party actions, suits, proceedings, claims, demands or assessments with respect to which the Indemnifying Party does not elect to assume control of the defense, the Indemnified Party will afford the Indemnifying Party an opportunity to participate in such defense, at its cost and expense, and will consult with the Indemnifying Party prior to settling or otherwise disposing of any of the same. The Indemnified Party will not settle any Claim without the prior consent of the Indemnifying Party, such consent not to be unreasonably withheld, conditioned or delayed. The election of the Indemnifying Party to assume the defense or prosecution of a Claim will not be deemed an admission by the Indemnifying Party that the claims made in the Claim are within the scope of or subject to indemnification under this Agreement. The parties shall cooperate in the defense or prosecution of any third-party Claim, with such cooperation to include (i) the retention and, upon the Indemnifying Party’s request, the provision to the Indemnifying Party of records and information that are reasonably relevant to such third-party Claim, and (ii) the making available of employees on a mutually convenient basis for providing additional information and explanation of any material provided hereunder. Notwithstanding the foregoing, if the Indemnified Party shall have determined in good faith and upon advice of counsel that (a) an actual or likely conflict of interest makes representation of the Indemnifying Party and the Indemnified Party by the same counsel inappropriate or (b) the defendants in, or targets of, any such action or proceeding include both the Indemnified Party and an Indemnifying Party, and the Indemnified Party shall have reasonably concluded that there may be legal defenses available to it or to other Indemnified Parties which are different from or additional to those available to the Indemnifying Party (in which case the Indemnifying Party shall not have the right to direct the defense of such action or proceeding on behalf of the Indemnified Party), then, in each case, the Indemnified Party may, upon notice to the Indemnifying Party, engage separate counsel, and the reasonable fees and expenses of such separate counsel shall be borne by the Indemnifying Party to the extent the Claim is indemnifiable hereunder.

Section 10.7.       Limitation, Exclusivity.

(a)           No Claim with respect to a representation, warranty or covenant shall be made or have any validity unless the Indemnified Party shall have given written notice of such Claim to the Indemnifying Party prior to the date set forth in Section 10.1 for such representation, warranty or covenant to expire.  After the Closing, other than (i) any dispute under Section 2.3 that is required to be decided by the Accounting Firm, (ii) any dispute under Section 2.4 that is required to be decided by the Actuary, (iii) regarding fraud and injunctive and provisional relief (including specific performance) and (iv) as expressly provided in any Ancillary Agreement, this Article 10 provides the exclusive means by which a party may assert and remedy any and all claims, in each case, against the other party (or any of its Affiliates) under or with respect to this Agreement or any Ancillary Agreement or the transactions contemplated herein or therein or relating to the Transferred Assets, the Excluded Assets, the Transferred Equity Interests, the Transferred Entities, the Assumed Liabilities and the Excluded Liabilities. Without limiting the foregoing, after the Closing each party hereby waives and releases any other remedies or claims that it may have against the other party (or any of its Affiliates) with respect to matters arising out of or in connection with this Agreement or any Ancillary Agreement or the transactions contemplated herein or therein or relating to the Transferred Assets, the Excluded Assets, the Transferred Equity Interests, the Transferred Entities, the Assumed Liabilities and the Excluded Liabilities (including, inter alia, any rights of contribution or recovery under CERCLA or other Environmental Law) except that nothing herein shall limit the liability of any party for fraud. With respect to any Losses or other Liabilities arising under this Agreement, Buyer agrees that it shall only seek such Losses and Liabilities from Seller, and Buyer hereby waives the right to seek Losses or other Liabilities from or equitable remedies, such as injunctive relief, against any Affiliate of Seller or any director, officer or employee of Seller (or any of its Affiliates). If an Indemnified Party is indemnified for any Losses pursuant to this Agreement with respect to any Claim by a third party, then the appropriate Indemnifying Party will be subrogated to all rights and remedies of the Indemnified Party against such third party, and such Indemnified Party will reasonably cooperate with and assist the Indemnifying Party in asserting all such rights and remedies against such third party.

(b)           Notwithstanding any other provision herein, (i) Seller shall have no liability for any Loss under Section 10.2 relating to breach of the representations and warranties in Sections 5.4, 5.5(b), 5.14 or 5.16 or otherwise with respect to any Environmental Liability or any obligation to conduct or fund any assessment, response, removal, remediation, corrective or monitoring activity at any Business Real Property (collectively, any “Environmental Loss”) to the extent the cost, obligation, event, circumstance or condition that gave rise to such Environmental Loss (A) is the result of any reporting or disclosure to any Governmental Authority by Buyer, any Buyer Corporation or any of their respective Affiliates, representatives or agents (including the Transferred Entities) after the Closing Date or was discovered as a result of a Phase II or other intrusive sampling, testing or investigation conducted after the Closing Date by Buyer, any Buyer Corporation or any of their respective Affiliates, representatives or agents (including the Transferred Entities), except to the extent  any such reporting, disclosure, sampling, testing or investigation was (1) required by Environmental Law or required to respond to an unsolicited inquiry, request, claim or demand by a Governmental Authority, (2) by or on behalf of Seller in connection with its obligations under Section 10.2 herein for the Specified Excluded Remediation Liabilities or the Other Excluded Remediation Liabilities, (3) to respond to, investigate, or otherwise remediate environmental conditions that would reasonably be expected to create an imminent and substantial endangerment to the environment or the health, safety and welfare of the Employees or the public or (4) in connection with a condition first discovered as a result of construction or essential maintenance activities conducted in the ordinary course of business and commencing after the Closing Date at, on or beneath the Business Real Property; (B) is the result of a site or facility closure or cessation of all or a portion of the operations at any location or change in use of any Business Real Property after the Closing Date to a use substantially unrelated to the use of such Business Real Property as of the date hereof; (C) provided that no such site or facility closure or cessation of operations after the Closing Date shall be deemed to relieve Seller of any obligation to comply with Environmental Law or any applicable Contract with any Governmental Authority relating to any assessment, response, removal, investigation, remediation, corrective action or monitoring activity at any Business Real Property which is being conducted by or on behalf of Seller at the time of such site or facility closure or cessation of operations in connection with Seller’s obligations under Section 10.2 herein for the Specified Excluded

Remediation Liabilities or the Other Excluded Remediation Liabilities; (D) other than with respect to Specified Excluded Remediation Liabilities, arises out of or results from the repeal of, amendment to, or other change in any Environmental Law or Governmental Authorization issued thereunder in effect as of the Closing Date or the enactment or new interpretation of any Environmental Law after the Closing Date; (E) with respect to any Business Real Property, to the extent the cost of such Environmental Loss is increased, or the scope or extent of such Environmental Loss is exacerbated, due to an act or omission by a Person other than Seller, its affiliates, agents, contractors or subcontractors, unless such act or omission was at the direction of or under the supervision of any Governmental Authority; or (F) relates to the removal or abatement of asbestos or asbestos-containing materials located on or in structural components of the Business Real Property, the Transferred Tangible Personal Property or the tangible personal property of any Transferred Entity, which removal or abatement was not required by Environmental Law as of the Closing Date, and (ii) Seller shall direct and control all discussions, negotiations and Proceedings with or before Governmental Authorities or third parties with respect to any Environmental Loss that is subject to indemnification under Section 10.2, including the right, after notice to and consultation with Buyer, to settle or otherwise resolve any matter giving rise to or forming part of such Environmental Loss, including the placement of engineering or institutional controls, such as use or deed restrictions (except to the extent Seller has refused to indemnify Buyer under Section 10.2 herein for any such Environmental Loss, in which case Buyer shall have the right to direct, control, settle or resolve such Environmental Loss); provided that Seller shall keep Buyer reasonably informed regarding such discussions, negotiations and Proceedings, including providing copies upon request to the Buyer of Environmental Notices, correspondence, reports, submissions and work plans to be submitted to a Governmental Authority or a third party; provided further that Seller may not enter into any such settlement or resolution that would reasonably be expected to materially adversely affect Buyer’s operation of the Business or the subject property without the prior written consent of Buyer, which consent will not unreasonably be withheld, delayed or conditioned. Buyer may, at its cost and expense, participate in all discussions, negotiations or Proceedings with or before Governmental Authorities or third parties with respect to any such Environmental Loss. Notwithstanding any other provision herein, Buyer hereby grants to Seller and its consultants an irrevocable and fully paid-up license to enter upon, access and use the Business Real Property, the Transferred Tangible Personal Property and the tangible personal property of any Transferred Entity and Seller and Buyer shall use commercially reasonable efforts to cooperate with respect to utilities or services (such as wastewater treatment services) in order for Seller to meet its obligations with respect to any Environmental Loss that is subject to indemnification under Section 10.2; provided that, Seller shall conduct any assessment, remediation, response, removal, corrective or monitoring activities in a manner that does not unreasonably interfere with the ongoing operations or conduct of the Business, unless mandated to do so by a Governmental Authority; provided further, that such license granted herein will terminate at such time as all of Seller’s obligations under Section 10.2 terminate.

(c)           The provisions of this Article 10 shall not apply with respect to any matters relating to Taxes, other than (i) the proviso in the second sentence of Section 10.1 and (ii) Section 10.8(a).  In the event of a conflict between Article 9 and Article 10 with respect to Losses other than Taxes, Article 9 shall control.

Section 10.8.       Calculation of Damages.

(a)    Each Indemnified Party and Indemnified Tax Party shall use its reasonable best efforts to obtain all insurance proceeds or other payments from third parties. The amount of Loss for which each Indemnified Party may be entitled to seek indemnification under this Agreement, and the amount of Taxes for which each Indemnified Tax Party may be entitled to seek indemnification under this Agreement, shall be (i) increased by any cash Taxes actually incurred by the Indemnified Party or an Affiliate thereof (or by the Indemnified Tax Party or any of its Affiliates) as a result of the receipt of the respective indemnity payment (as increased pursuant to this Section 10.8(a)) (such increase, a “Tax Gross Up”) and (ii) reduced by the amount of (x) any insurance proceeds or other payment from a third party actually received, or realized by the Indemnified Party or any of its Affiliates (or by the Indemnified Tax Party or any of its Affiliates) with respect to such Loss (or Taxes), less the amount of any expenses incurred by it in procuring such recovery and (y) any Tax Benefit realized by the Indemnified Party or any of its Affiliates (or by the Indemnified Tax Party or any of its Affiliates) arising from the incurrence or payment of such Loss (or Taxes). For purposes of this Section 10.8(a) a “Tax Benefit” to an Indemnified Party, Indemnified Tax Party or an Affiliate thereof means an amount by which the Tax liability of such Person (or group of Affiliates including such Person) is actually reduced as a result of the Taxes or other Losses that are the subject of such indemnity claim. A Tax Benefit that results from an event giving rise to the indemnity payment required to be made under this Agreement shall be considered actually realized by an Indemnified Party, Indemnified Tax Party or an Affiliate thereof only to the extent that, but for such Tax Benefit, such Indemnified Party’s, such Indemnified Tax Party’s or such Affiliate’s Tax liability would be higher than it is with such Tax Benefit (e.g., Tax Attributes of the Indemnified Party, Indemnified Tax Party or an Affiliate thereof that do not result from the event giving rise to the indemnity payment shall be deemed to be used prior to the use of any Tax Attribute that does result from the event giving rise to the indemnity payment). The parties will cooperate in good faith in determining any Tax Gross Up or Tax Benefit required to be taken into account under this Section 10.8, and each party shall provide the other party with such information reasonably necessary to enable such other party to evaluate the amount of any Tax Gross Up or Tax Benefit claimed or asserted under this Section 10.8. In the event that the parties are unable to agree on such Tax Gross Up or Tax Benefit, either party may elect for an accounting firm mutually agreeable to the parties to determine the amount of the Tax Gross Up or Tax Benefit for the Tax year in which the event giving rise to the indemnity payment occurs and for each of the four Tax years that immediately follow, and if such an election is made, then each party shall cooperate with all requests by the accounting firm for information that the accounting firm deems necessary to make such determination (including redacted, relevant portions of any Tax Returns), and the fees charged by such accounting firm in making such determination shall be borne by such electing party.

(b)           If the Indemnified Party, after having received any indemnification payment pursuant to this Agreement with respect to a Loss, subsequently receives or realizes any insurance proceeds or other payment, such Person will promptly refund and pay to the Indemnifying Party an amount equal to such insurance proceeds or payment (after deducting therefrom the amount of any expenses incurred by it in procuring such recovery, to the extent such Indemnified Party did not already receive payment for such expenses from the Indemnifying Party), but not in excess of any amount previously paid by or on behalf of the Indemnifying Party to or on behalf of the Indemnified Party in respect of such matter.

ARTICLE 11.
TERMINATION

Section 11.1.       Termination Events.

Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated and the Acquisition abandoned at any time prior to the Closing:

(a)           by mutual written consent of Seller and Buyer;

(b)           by Seller if (i) any of the conditions set forth in Section 4.3 shall have become incapable of fulfillment and shall not have been waived by Seller, (ii) 45 days have elapsed since the receipt by Buyer of a written notice from Seller of such incapability and (iii) within such 45 day period such condition shall not have become capable of fulfillment;

(c)           by Buyer if (i) any of the conditions set forth in Section 4.2 shall have become incapable of fulfillment and shall not have been waived by Buyer, (ii) 45 days have elapsed since the receipt by Seller of a written notice from Buyer of such incapability and (iii) within such 45 day period such condition shall not have become capable of fulfillment;

(d)           by either Seller or Buyer if (i) the Closing has not occurred (other than through the failure of any party seeking to terminate this Agreement to comply fully with its obligations under this Agreement) on or before November 18, 2014, or such later date as the parties may agree upon in writing or (ii) there shall be a final and nonappealable Order permanently restraining or prohibiting the consummation of the transaction contemplated hereby;

(e)           by Seller, if (i) the Marketing Period has ended and all of the conditions set forth in Section 4.1 and Section 4.2 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, provided that such conditions are capable of being satisfied at the Closing), (ii) Seller has provided written notice to Buyer that Seller is ready, willing and able to consummate the Closing (subject to the satisfaction or waiver of all of the conditions set forth in Section 4.1 and Section 4.3), and (iii) Buyer fails to consummate the Closing within three Business Days following the date on which the Closing should have occurred pursuant to Section 3.1; provided, that any termination of this Agreement by Buyer pursuant to Section 11.1(d)(i) shall be deemed a termination pursuant to this Section 11.1(e) if prior to the time of such termination the conditions of clauses (i) and (ii) of this Section 11.1(e) have been satisfied.

Section 11.2.       Effect of Termination.

(a)           If this Agreement is terminated pursuant to Section 11.1, all obligations of the parties under this Agreement will terminate and it will become void and of no further force or effect, except that the Sponsor Guarantee will survive in accordance with its terms and the obligations in Sections 7.1(a) with respect to confidentiality, 11.2, 12.7, 12.8, 12.9 and 12.10, 12.11, 12.15 and 12.17 will survive; provided, however, that if this Agreement is terminated by a party because of the material breach of this Agreement by another party of any of its covenants or obligations contained in this Agreement, or because one or more of the conditions to the terminating party’s obligations under this Agreement is not satisfied as a result of the other party’s material breach of any of its covenants or obligations contained in this Agreement, then, subject to Section 11.2(d), the terminating party’s right to pursue all legal and equitable remedies will survive such termination unimpaired and nothing in this Section 11.2 shall be deemed to release any party from any liability for any material breach of the terms, conditions, covenants and other provisions of this Agreement; provided, further that in the case of a claim brought by Seller for material breach by Buyer, the aggregate monetary damages recoverable by Seller shall in no event exceed an amount equal to $100,000,000 (“Buyer Damages”); and provided, further, that if this Agreement is terminated by Seller pursuant to Section 11.1, then, except for Seller’s right to reimbursement and indemnification pursuant to Section 7.7(d), Seller’s right to seek specific performance in accordance with Section 12.16 and Seller’s right to enforce the Sponsor Guarantee, Seller’s sole and exclusive remedy against Buyer or the Sponsor Fund or any former, current or future stockholder, controlling person, director, officer, employee, general or limited partner, member, manager, Affiliate, agent or assignee of any of the foregoing or any Debt Financing Source for any loss suffered as a result of any breach of any representation, warranty, covenant or agreement prior to the Closing or the failure of the transactions contemplated hereunder to be consummated shall be its rights under this Section 11.2(a), Section 11.2(b) and Section 11.2(c).

(b)           In the event that this Agreement is terminated (i) pursuant to Section 11(e) or (ii) by Buyer pursuant to Section 11(d)(i) and, at the time of such termination, this Agreement could have been terminated by Seller pursuant to Section 11.1(e), then Buyer shall promptly, but in no event later than three Business Days after the date of such termination, pay or cause to be paid to Seller of immediately available funds by wire transfer in accordance with written instructions given by Seller to Buyer (it being understood that in no event shall Buyer be required to pay the Buyer Fee on more than one occasion) an amount equal to $100,000,000 (the “Buyer Fee”).

(c)           The parties acknowledge that the agreements contained in Section 11.2 are an integral part of the transactions contemplated hereunder, and that, without these agreements, the parties would not enter into this Agreement; accordingly, if Buyer fails to promptly pay the amount due pursuant to Section 11.2(b), and, in order to obtain such payment, Seller commences a suit that results in a judgment against Buyer for the amount set forth in Section 11.2(b) or any portion thereof, Buyer shall pay to Seller its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on such amount or portion thereof at the Interest Rate in effect on the date such payment was required to be made through the date of payment.

(d)           Notwithstanding anything to the contrary in this Agreement, (x) Seller’s receipt and acceptance of Buyer Damages pursuant to Section 11.2(a) or the Buyer Fee, if any, pursuant to Section 11.2(b) (plus, in the case of the Buyers Fee, if any, is not timely paid, the amounts described in Section 11.2(c)), (y) Seller’s receipt and acceptance of the reimbursement and indemnification obligations of Buyer pursuant to Section 7.7 and (z) Seller’s rights under the Confidentiality Agreement (collectively (y) and (z) the “Retained Claims”) shall, subject to Seller’s right to seek specific performance in accordance with Section 12.16 and Seller’s rights under the Sponsor Guarantee, be the sole and exclusive remedy of Seller against Buyer and any of its former, current or future stockholders, controlling persons, directors, officers, employees, general or limited partners, members, managers, Affiliates, agents or assignees or any Debt Financing Source (each, including Buyer, a “Buyer Related Party”) for any loss or damage suffered hereunder or under any other agreement executed in connection with the transactions contemplated hereby, including as a result of any breach of any representation, warranty, covenant or agreement in this Agreement or the failure of the transactions contemplated hereunder or thereunder to be consummated, and upon payment in full of all such amounts (other than the Retained Claims), (i) no Buyer Related Party shall have any further liability or obligation relating to or arising out of this Agreement, any agreement executed in connection herewith or the transactions contemplated hereunder or thereunder, (ii) neither Seller nor any of its Affiliates shall be entitled to bring or maintain any Proceeding against any Buyer Related Party arising out of or in connection with this Agreement, any agreement executed in connection herewith (including any Proceeding relating to the Debt Financing, Debt Commitment Letters or the Sponsor Guarantee) or any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination and (iii) Seller shall cause any Proceeding pending in connection with this Agreement, any agreement executed in connection herewith (including any Proceeding relating to the Debt Financing, Debt Commitment Letters or the Sponsor Guarantee) or any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof), to the extent maintained by Seller against any Buyer Related Party, to be dismissed with prejudice promptly, and in any event within five (5) Business Days after the payment of any such amounts, except in each case with respect to the Retained Claims. In no event shall Seller seek on its own behalf or on behalf of any of its Affiliates, directors, officers, employees, partners, managers, members stockholders, advisors, agents and other representatives, successors and assigns, any damages from, or otherwise bring any Proceeding against, any Buyer Related Party in connection with this Agreement or the transactions contemplated hereby (including any Proceeding relating to the Debt Financing or Debt Commitment), other than a Proceeding (w) to recover Buyer Damages or payment of the Buyer Fee to the extent the Buyer Fee is not paid when due pursuant to Section 11.2(b), (x) to enforce Seller’s rights under the Sponsor Guarantee in accordance with its terms, (y) for specific performance, injunction or other equitable remedy in accordance with Section 12.16 and (z) to enforce Seller’s rights in respect of the Retained Claims For the avoidance of doubt, while Seller may pursue both a grant of specific performance (other than against any Debt Financing Source or Affiliate of a Debt Financing Source) and the payment of Buyer Damages or the Buyer Fee, (x) under no circumstances shall Seller be entitled to monetary damages, except, when payable, Buyer Damages or the Buyer Fee and (y) under no circumstances shall Seller be permitted or entitled to receive both a grant of specific performance pursuant to Section 12.16(b) and Buyer Damages or any portion of the Buyer Fee.

ARTICLE 12.
MISCELLANEOUS

Section 12.1.       Notices.

All notices or other communications hereunder shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the party for whom it is intended, if delivered by certified mail, return receipt requested, or by an internationally recognized courier service, or if sent by facsimile, provided that the facsimile is promptly confirmed by written confirmation thereof to the Person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such Person:

if to Seller or any of its Affiliates:

Ashland Inc.
50 East RiverCenter Boulevard
Covington, Kentucky 41012
Facsimile:     (859) 815-3333
Attention:    General Counsel

with copies to:

Ashland Inc.
50 East RiverCenter Boulevard
Covington, Kentucky 41012
Facsimile:     (859) 815-3333
Attention:    Assistant General Counsel

and

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York  10019
Facsimile:     (212) 474-3700
Attention:    Susan Webster and Thomas E. Dunn

if to Buyer or any of its Affiliates:

c/o Clayton, Dubilier & Rice, LLC
375 Park Avenue, 18th Floor
New York, New York 10152
Facsimile:     (212) 407-5252
Attention:    David H. Wasserman and George K. Jaquette

with a copy to:

Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
Facsimile:     (212) 909-6836
Attention:    Paul S. Bird and Michael A. Diz

Section 12.2.       Amendment; Waiver.

Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Buyer and Seller or, in the case of a waiver, by the party against whom the waiver is to be effective.  No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  To the extent any amendment, modification or supplement to Section 11.2, this Section 12.2, Section 12.6, Section 12.11, Section 12.15 or Section 12.17 is sought that is adverse to the rights of the Debt Financing Sources, the prior written consent of the Debt Financing Sources shall be required before such amendment, modification or supplement is rendered effective.

Section 12.3.       Assignment.

No party to this Agreement may assign any of its rights or obligations under this Agreement, including by sale of stock or by operation of Law in connection with a merger or sale of substantially all assets, without the prior written consent of the other party hereto, except that without such consent, Buyer may assign its rights hereunder to any Debt Financing Source or other debt financing source at and after the Closing, Buyer may assign its rights to purchase the Transferred Assets and the Transferred Company Equity Interests to one or more of its controlled affiliates, and Seller may assign its, the Asset Selling Corporations’ and the Entity Selling Corporations’ rights to sell the Transferred Assets and the Transferred Company Equity Interests hereunder to one or more of their respective Affiliates; provided that no such assignment by Buyer or Seller, as the case may be, shall relieve such assignor of any of its obligations hereunder.

Section 12.4.       Entire Agreement.

This Agreement (including the Disclosure Letter, Annexes and Exhibits), the Ancillary Agreements and the Sponsor Guarantee comprise the entire agreement between the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, except for the Confidentiality Agreement, which will remain in full force and effect for the term provided for therein and any other written agreement of the parties that expressly provides that it is not superseded by this Agreement.

Section 12.5.       Fulfillment of Obligations.

Any obligation of any party to any other party under this Agreement, which obligation is performed, satisfied or fulfilled by an Affiliate of such party, shall be deemed to have been performed, satisfied or fulfilled by such party.

Section 12.6.       Parties in Interest.

This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.  Nothing in this Agreement, express or implied, is intended to confer upon any Person other than Buyer, Seller or their successors or permitted assigns, any rights or remedies under or by reason of this Agreement; provided, that the Debt Financing Sources shall be express third party beneficiaries of and shall be entitled to rely upon Section 11.2, Section 12.2, this Section 12.6, Section 12.11, Section 12.15 and Section 12.17, and each Debt Financing Source may enforce such provisions.

Section 12.7.       Public Disclosure.

No communication, release or announcement to the public or to employees or others not directly involved in the negotiation or approval of this Agreement, any Ancillary Agreement or the Acquisition shall be issued or made by any party without the prior consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except as such communication, release or announcement may be required by Law or the rules or regulations of any U.S. or foreign securities exchange or similar organization, in which case the party required to make the communication, release or announcement shall allow the other party reasonable time to comment thereon in advance of such issuance; provided, however, that each of the parties may make internal announcements to their respective employees that are consistent with the parties’ prior public disclosures regarding the Acquisition after reasonable prior notice to and consultation with the other parties.

Section 12.8.       Return of Information.

If for any reason whatsoever the Acquisition are not consummated, Buyer shall promptly return to Seller all books and records furnished by any Seller or any of its Affiliates or any of their respective agents, employees, or representatives (including all copies, summaries and abstracts, if any, thereof) in accordance with the terms of the Confidentiality Agreement.

Section 12.9.       Expenses.

(a)           Whether or not the transactions contemplated by this Agreement are consummated, except as otherwise expressly provided herein, including this Section 12.9, each of the parties hereto shall be responsible for the payment of its or any of its Affiliates’ own costs and expenses incurred in connection with the negotiations leading up to and the performance of its own obligations pursuant to this Agreement and the Ancillary Agreements, including the fees of any attorneys, accountants, brokers or advisors employed or retained by or on behalf of such party.

(b)           The filing fees required by any Governmental Competition Authority shall be borne by Buyer.

Section 12.10.     Schedules.

The disclosure of any matter in any Schedule to this Agreement shall expressly not be deemed to constitute an admission by any Selling Corporation, or to otherwise imply, that any such matter is material for the purposes of this Agreement.  Disclosure of any matter, fact, or circumstance in any Schedule to this Agreement shall be deemed to be disclosure thereof for purposes of any other Schedule.

Section 12.11.     Governing Law; Jurisdiction.

This agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to applicable principles of conflicts of law to the extent that the application of the laws of another jurisdiction would be required thereby.  Each of Seller and Buyer irrevocably submits to the exclusive jurisdiction of (a) any court of the State of New York located in New York County, New York and (b) the United States District Court for the Southern District of New York, and any appellate court from any thereof, for the purposes of any Proceeding arising out of this Agreement, the Ancillary Agreements, the Commitment Letters, the Debt Financing, the Acquisition or involving the Debt Financing Sources arising out of or relating to this Agreement, or for recognition or enforcement of any judgment, and each party irrevocably and unconditionally agrees that all claims in respect of such Proceeding may be heard in such state court or, to the extent permitted by applicable Law, in such Federal court. Each of Seller and Buyer agree to commence any such Proceeding either in the United States District Court for the Southern District of New York (and appellate courts thereof) or, if such Proceeding may not be brought in such court for jurisdictional reasons, in any court of the State of New York located in New York County, New York (and appellate courts thereof). Each of Seller and Buyer further agrees that service of any process, summons, notice or document by U.S. registered mail to such party’s address set forth above shall be effective service of process for any action, suit or proceeding in New York with respect to any matters to which such party has submitted to jurisdiction in this Section 12.11. Each of Seller and Buyer irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the Ancillary Agreements or the Acquisition, in any court referred to in the first sentence of this Section 12.11 and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

Section 12.12.     Counterparts.

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same agreement.  Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic imaging means shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 12.13.     Headings.

The heading references herein and the Table of Contents hereto are for convenience purposes only, do not constitute a part of this Agreement, and shall not be deemed to limit or affect any of the provisions hereof.

Section 12.14.     Severability.

The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.  If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof in any other jurisdiction.

Section 12.15.     Waiver of Jury Trial.

EACH PARTY HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN

CONNECTION WITH THIS AGREEMENT, ANY ANCILLARY AGREEMENT, THE COMMITMENT LETTERS OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY, INCLUDING THE DEBT FINANCING. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR ANY ANCILLARY AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12.15.

Section 12.16.     Specific Performance.

(a)           The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law if any provision of this Agreement was not performed in accordance with its terms or was otherwise breached or threatened to be breached.  It is accordingly agreed that the parties shall be entitled to equitable relief, without the proof of actual damages, including in the form of an injunction or injunctions or orders for specific performance (including causing Buyer to enforce its rights under any Commitment Letter) to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement.  Such equitable relief shall be in addition to any other remedy to which the parties hereto are entitled at law or in equity as a remedy for such nonperformance, breach or threatened breach.

(b)           Notwithstanding the foregoing, it is agreed that the right of Seller to seek an injunction, specific performance or other equitable remedies in connection with enforcing Buyer’s obligation to cause the Equity Financing to be funded to fund the Acquisition shall be subject to the requirements that (i) the Marketing Period has ended, (ii) all conditions in Sections 4.1 and 4.2 were satisfied (other than those conditions that by their terms are to be satisfied by actions taken at Closing) at the time when the Closing would have been required to occur but for the failure of the Equity Financing to be funded and continue to be satisfied and Buyer fails to complete the Closing by the date that Closing is required to occur pursuant to Section 3.1, (iii) the Debt Financing (including any alternative financing that has been obtained in accordance with, and satisfies the conditions of, Section 7.7) has been funded in accordance with the terms thereof or will be funded in accordance with the terms thereof at the Closing if the Equity Financing is funded at the Closing, and (iv) Seller has irrevocably confirmed that if the Equity Financing and Debt Financing are funded, then it would take such actions that are within its control to cause the Closing to occur.

(c)           Each party agrees to (a) cooperate fully in any attempt by the other party in obtaining any such equitable remedy and (b) waive any requirement for the security or posting of any bond in connection with any such equitable remedy.  Each party further agrees that the only permitted objections that it may raise in response to any action for equitable relief are that it contests the existence of a breach or threatened breach of the provisions of this Agreement and/or that that such relief is not available pursuant to the terms of this Section 12.16.  Subject to Section 11.2(d), the rights and remedies of the parties shall be cumulative (and not alternative).

Section 12.17.     Non-Recourse.

Subject to the rights of Buyer under the Debt Commitment Letter or the Definitive Agreements, in each case under the terms thereof, none of the financing sources party to the Debt Commitment Letter (including any joinder agreement related thereto) or any of their respective former, current or future stockholders, partners, members, controlling parties, Affiliates, directors, officers, employees, agents and representatives, and no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney or representative of any of such financing sources nor any of their respective successors and assigns (collectively, the “Debt Financing Sources”) shall have any liability for any obligations or liabilities of any party hereto under this Agreement or for any claim (whether in contract, tort or otherwise) based on, in respect of, or by reason of (or in any way relating to), the transactions contemplated hereby, including any dispute arising out of or relating in any way to the Debt Commitment Letter, the transactions contemplated thereby or the performance thereof and the parties hereto agree not to assert any such claim or bring any action, suit or proceeding in connection with any such claim against any Debt Financing Source.

            IN WITNESS WHEREOF, the parties have executed or caused this Agreement to be executed as of the date first written above.

CD&R SEAHAWK BIDCO, LLC

By:	/s/ Theresa A. Gore
Name:	Theresa A. Gore
Title:	Vice President, Treasurer and
Assistant Secretary

[Signature Page to the Stock and Asset Purchase Agreement]

ASHLAND INC.

By:	/s/ J. Kevin Willis
Name:	J. Kevin Willis
Title:	Senior Vice President and Chief
Financial Officer

[Signature Page to the Stock and Asset Purchase Agreement]

Annex A-1

Transferred Assets

“Transferred Assets” shall mean all of Seller’s and the Asset Selling Corporations’ right, title and interest in, to and under all the following assets, properties and rights of Seller and the Asset Selling Corporations as they exist at the Effective Time (except for the Excluded Assets):

(a)           all Inventory, Accounts Receivable (other than Allocated Accounts Receivable), Other Current Assets, Buyer VAT Balances and China Bank Drafts;

(b)           the Owned Real Property and the Leased Real Property, in each case together with Seller’s or the applicable Asset Selling Corporation’s right, title and interest in all buildings, structures, improvements, paved parking lots and fixtures thereon and all other appurtenances thereto (collectively, the “Transferred Real Property”);

(c)           all furniture, equipment, machinery and other tangible property, in each case that are (i) owned or leased by Seller or any Asset Selling Corporation and used primarily in the Business (including tangible elements of the Business IT Systems) or (ii) located at the Transferred Real Property, except, in the case of this clause (ii), for any such items used exclusively in any business other than the Business that is conducted by Seller or any of its Affiliates as of the Closing Date (collectively, the “Transferred Tangible Personal Property”);

(d)           all assets reflected in the final Price Adjustment Statement determined pursuant to Section 2.3;

(e)           (i) all Contracts to which Seller or any Asset Selling Corporation is a party or is otherwise bound relating primarily to the Business or the Transferred Assets and (ii) the Union Contracts (collectively, the “Transferred Contracts”);

(f)            (i) all IP Rights, including rights and remedies in respect of infringements, owned by (or purported to be owned by or which will, following the assignments provided for in Section 7.12, be owned by) or licensed to Seller or any of its Affiliates and used or practiced primarily in the Business, together with the Trademarks that will be the subject of the Trademark License Agreement and together with the IP Rights included in the other clauses of this Annex A-1, including the IP Rights set forth on Schedule 5.10(a) (collectively, the “Transferred IP”) and (ii) all licenses, sublicenses and other agreements related to the Transferred IP (the “Transferred IP Licenses”);

(g)           the goodwill generated by or associated with the Business;

(h)           to the extent transferable, all Governmental Authorizations in effect at the time of Closing used primarily in connection with the operation or conduct of the Business prior to the Closing Date;

(i)           the following records and files primarily relating to the Business and in the possession of any Selling Corporation (but excluding records or files not reasonably separable from documents or databases that do not relate primarily to the Business), including (i) vendor lists, (i) customer lists, (iii) lists of sales representatives, (iv) pricing lists for the Business Products, (v) market research reports, marketing plans and other marketing-related information and materials, (vi) subject to Section 7.13, advertising, marketing, sales and promotional materials, (vii) personnel records to the extent provided in Section 8.17, (viii) the organizational documents, qualifications to do business as a foreign corporation, arrangements with registered agents relating to foreign qualifications, taxpayer and other identification numbers, copies of check-the-box (or other Tax) elections with respect to any Transferred Entity that will be binding upon Buyer, seals, minute books, stock transfer books, blank stock certificates and other documents relating to the organization, maintenance and existence of the Transferred Entities and (ix) other business records, to the extent such other business records are required to be transferred under applicable Law (collectively, the “Transferred Records”);

(j)           all the assets of or relating to and all rights under any Seller Benefit Plan that is expressly required to be transferred to Buyer pursuant to Article 8 (including the Transferred Pension Assets) (the “Transferred Plan Assets”);

(k)           all other properties, rights and assets not set forth in the foregoing clauses (a) – (i) and  used or held for use by Seller or any Asset Selling Corporation (but not including any real property) (i) relating to the Business and located at the Transferred Real Property except any such properties or assets used exclusively in any business other than the Business that is conducted by Seller or any of its Affiliates as of the Closing Date or (ii) relating exclusively to the Business and located at any location other than the Transferred Real Property; and

(l)           all other assets, properties and rights of whatever kind and nature, primary or secondary, direct or indirect, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured, choate or inchoate or determined or determinable that exclusively relate to the Business or any Transferred Asset, or the ownership, sale, lease of any Transferred Asset or Transferred Equity Interest, in each case whether arising before, on or after the Closing Date.

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Annex A-2

Excluded Assets

“Excluded Assets” shall mean all of Seller’s and its Affiliates’ right, title and interest in, to and under all of the following assets, properties and rights of Seller and its Affiliates (excluding, except as specifically set forth below, rights, titles and interests of the Transferred Entities, which rights, titles and interests shall remain those of the Transferred Entities following the Closing):

(a)           (i) all Cash Equivalents, (ii) all Allocated Accounts Receivables and (iii) all Seller VAT Balances;

(b)           all Tax Attributes attributable to any Pre-Closing Tax Period;

(c)           any records and files that are not Transferred Records, including (i) the personnel records maintained by Seller or any of its Affiliates, except as set forth in Section 8.17, (ii) Tax Returns of the Selling Corporations, (iii) records (including accounting records) relating to Taxes paid or payable by Seller or any of its Affiliates (other than the Transferred Entities) and all financial and Tax records relating to the Business that form part of Seller’s or any of its Affiliates’ (other than the Transferred Entities) general ledger or otherwise constitute accounting records, (iv) records prepared in connection with the transactions contemplated by this Agreement, including bids received from other Persons and analyses relating to the Business, (v) records relating to the Excluded Liabilities (as defined in Annex B-2 and Annex C-2) of Sellers or any of its Affiliates (including the Transferred Entities), and (vi) file copies of the Transferred Records retained by Seller, in each case whether generated before, on or after the Closing Date;

(d)           all shares of capital stock of Seller’s Affiliates (other than the Transferred Equity Interests);

(e)           except for the Transferred Real Property and any owned real property and leasehold interests in real property owned by the Transferred Entities on the Closing Date, each of the following: (i) any real property and any buildings, improvements and fixtures thereon and (ii) any leasehold interests, including any prepaid rent, security deposits and options to renew or purchase in connection therewith;

(f)           except as required by Law and except with respect to any Transferred Plan Assets, all the assets of and all the assets relating to and all rights under any employee compensation, pension, benefit or welfare plan or any related contract between any Person and Seller or any of its Affiliates (including Employee Benefit Plans);

(g)           the Retained Names or any names, marks, Domain Names and logos either alone or in combination with other words, phrases, designs and the like confusingly similar to the Retained Names or any derivations therefrom in any language;

(h)           all rights under (i) with respect to Seller and its Affiliates, this Agreement and the Ancillary Agreements, (ii) any Commingled Contracts subject to Section 7.3(d), (iii) any Contracts related to shared services and systems provided by Seller or its Affiliates, other than Buyer’s rights under the Ancillary Agreements and (iv) any contracts between Seller and any of its Affiliates or between Affiliates of Seller, whether arising before, on or after the Closing Date;

(i)           except with respect to each insurance contract relating to the funding or payment of benefits under any Transferred Plan Assets, all current and prior insurance policies arranged or maintained by Seller or any of its Affiliates (including the Transferred Entities, to the extent relating to any Excluded Liability) and all rights of any nature with respect thereto, including all rights to insurance recoveries thereunder and to assert claims with respect to any such insurance recoveries, whether arising before, on or after the Closing Date;

(j)           the organizational documents, qualifications to do business as a foreign corporation, arrangements with registered agents relating to foreign qualifications, taxpayer and other identification numbers, seals, minute books, stock transfer books, blank stock certificates and other documents relating to the organization, maintenance and existence of Seller and each of its Affiliates as a corporation or other entity, other than with respect to the Transferred Entities;

(k)           except for Transferred IP and IP Rights owned or purported to be owned by the Transferred Entities on the Closing Date, all other IP Rights, including those set forth on Schedule 5.10(i);

(l)           all Domain Names other than those set forth on Schedule 5.10(a)(iv);

(m)           all rights, claims and credits to the extent relating to any Excluded Asset or any Excluded Liability (including any Excluded Liability of any Transferred Entity), whether arising before or after the Closing; and

(n)           any right, property or other asset, including any Governmental Authorization or any equipment, machinery or other tangible property of Seller or its Affiliates (including any Transferred Entity) that arises out of or relates exclusively to any Excluded Asset or any Excluded Liability.

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Annex B-1

Assumed Business Liabilities

“Assumed Business Liabilities” shall mean any and all Liabilities of the Seller or any of its Affiliates (excluding those of the Transferred Entities, which Liabilities shall remain the Liabilities of the Transferred Entities following the Closing) to the extent arising from or in connection with the Business or any Transferred Asset, including the following Liabilities, in each case, other than the Excluded Liabilities:

(a)           all Accounts Payable (other than Allocated Accounts Payable), whether arising before, on or after the Closing Date;

(b)           all Liabilities under or in connection with any Transferred Contract (including all Liabilities arising out of or relating to any termination or announcement or notification of an intent to terminate any Transferred Contract), whether arising before, on or after the Closing Date;

(c)           all Liabilities to the extent relating to, or arising out of, any Transferred Asset or Transferred Equity Interest, whether arising before, on or after the Closing Date;

(d)           all Liabilities reflected in the final Price Adjustment Statement to be determined pursuant to Section 2.3;

(e)           all Liabilities arising from or relating to Proceedings or other claims, regardless of when commenced or made and irrespective of the legal theory asserted, arising from or relating to the design, manufacture, testing, advertising, marketing, distribution or sale of the Business Products, in each case, whether arising before, on or after the Closing Date, including all liabilities and obligations arising from or relating to (i) warranty obligations, (i) infringement, dilution, misappropriation or other violation of IP Rights, (iii) alleged or actual hazard or defect in design, manufacture, materials or workmanship, including any failure to warn or disclose or alleged or actual breach of express or implied warranty or representation, (iv) the return after the Closing of any Business Product sold prior to or after the Closing and (v) human exposure to Hazardous Materials;

(f)           all Liabilities to the extent arising out of or relating to Seller, the Asset Selling Corporations and their Affiliates at any time being the owner or occupant of, or the operator of the activities conducted at, any Transferred Real Property, in each case whether arising before, on or after the Closing Date;

(g)           all Liabilities in respect of any criminal, civil or administrative suit, action or proceeding listed on Schedule 5.15 or not presently pending or threatened, in each case to the extent arising out of, relating to the Business, the Transferred Assets, the Transferred Equity Interests or the operation or conduct of the Business before, on or after the Closing Date;

(h)           except as expressly provided in the Transition Services Agreement, all Liabilities to suppliers or other third parties, such as licensors, for materials and services, to the extent relating to the Business;

(i)           all Liabilities and obligations to customers and representatives under purchase orders for Business Products;

(j)           all Liabilities to the extent arising out of or relating to any Seller Benefit Plan or any Employee that are expressly required to be assumed pursuant to Article 8 or that transfer automatically to Buyer and the Buyer Corporations under applicable Law, in each case, whether arising before, on or after the Closing Date (collectively, the “Assumed Employee Liabilities”);

(k)          Assumed Environmental Liabilities; and

(l)           all other Liabilities of whatever kind and nature, primary or secondary, direct or indirect, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured or determined or determinable to the extent arising out of or relating to the operation or conduct of the Business or any Transferred Asset, or the ownership, sale or lease of any of Transferred Asset or Transferred Equity Interest, in each case whether arising before, on or after the Closing Date.

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Annex B-2

Excluded Liabilities

“Excluded Liabilities” shall mean the following Liabilities of the Seller and Seller Affiliates (excluding those of the Transferred Entities, which Liabilities (other than Excluded Environmental Liabilities and the Liabilities set forth in clause (g) below) shall remain the Liabilities of the Transferred Entities following the Closing:

(a)           all Allocated Accounts Payable;

(b)           Liabilities to the extent arising out of or relating to any Excluded Asset or to the distribution to, or ownership by, any of the Selling Corporations of any Excluded Asset, whether arising before, on or after the Closing Date;

(c)           Excluded Environmental Liabilities;

(d)           Liabilities to the extent arising out of or relating to any Seller Benefit Plan or any current or former Employee, except for the Assumed Employee Liabilities;

(e)           Taxes for all Pre-Closing Tax Periods, other than (i) Taxes arising out of any breach of any covenant made by Buyer or any Buyer Corporation, (ii) Transfer Taxes and (iii) VAT (such non-excluded Liabilities, the “Excluded Tax Liabilities”); and

(f)           Any incremental Losses arising out of effecting the transfer of the Business in the Netherlands as a transfer of assets (and assumption of liabilities) as opposed to as a transfer of equity interests; and

(g)          any Liabilities to the extent arising from or relating to any business or line of business disposed of or discontinued, or any facility or other real property disposed of, by the Business or any Transferred Entity, prior to the Closing, including under any agreement providing for the sale of any such business, line of business, facility or real property (other than discontinued products within a line of business that is included in the Business as of the Closing Date); provided that Liabilities arising from or relating to the conduct of any business or line of business at any such facility or other real property that was continued by the Business after the disposition of such facility or other real property shall not be “Excluded Liabilities” solely by virtue of the fact that such business or line of business was conducted at a disposed facility or other real property and such Liabilities only shall be Excluded Liabilities as a result of this clause (g) to the extent they relate to the ownership or disposition of such facility or other real property rather than the conduct of any business at such facility or other real property (“Legacy Liabilities”).

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Annex C-1

Assumed Environmental Liabilities

“Assumed Environmental Liabilities” shall mean all Environmental Liabilities of the Seller and its Affiliates to the extent arising out of or relating to the Business, including the following Liabilities, in each case other than the Excluded Environmental Liabilities:

(a)           all Liabilities arising from or relating to human exposure to Hazardous Materials prior to, on or after the Closing Date (other than human exposure prior to the Closing Date to asbestos or asbestos-containing materials, provided that such exposure shall not include asbestos or asbestos-containing materials present in any building, structure, facility, fixture or equipment at any real property currently owned or leased by the Business), whether arising before, on or after the Closing Date; and

(b)           all Environmental Liabilities to the extent arising out of or relating to the Business or any Transferred Asset or Transferred Entity, whether arising before, on or after the Closing Date, including the Other Excluded Remediation Liabilities to the extent provided in Section 10.1(b).

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Annex C-2

Excluded Environmental Liabilities

“Excluded Environmental Liabilities” shall mean the following Environmental Liabilities, and liabilities and obligations, of the Seller and its Affiliates:

(a)           Liabilities arising out of or relating to human exposure to asbestos or asbestos-containing materials (other than asbestos or asbestos-containing materials present in any building, structure, facility, fixture or equipment at any real property currently owned or leased by the Business) and Agent Orange, in each case, to the extent such exposure arises out of or relates to the Business and occurred on or prior to the Closing Date;

(b)           Environmental Liabilities at the Owned Real Property located in Savannah, GA, U.S.A., Franklin, VA, U.S.A. and Beringen, Belgium, in each case, solely to the extent (i) arising out of or relating to operations by any of the Transferring Corporations prior to the Closing and (ii) not arising out of or relating to the Business, including any pre-Closing off-site migration or pre-Closing disposal of Hazardous Material and any Proceeding related solely thereto;

(c)           Environmental Liabilities at or for any Off-Site Location, including the U.S. Oil Recovery Superfund site in Pasadena, TX, U.S.A., the Portland Harbor Superfund site in Portland, OR, U.S.A., the Passaic River Superfund and Sediment Site, and the Recobem Industries disposal site in Sao Jose do Pinhais, Parana, Brazil, in each case, to the extent arising out of or relating to the operations of the Business prior to the Closing, including any pre-Closing off-site migration of Hazardous Material and any Proceeding related thereto;

(d)           any currently pending obligation under Environmental Law on the part of the Seller Affiliates to conduct or fund (i) periodic monitoring, sampling and testing of groundwater for residual inorganic and organic compounds (including vinyl chloride) Released prior to the Closing from the closed surface impoundment at the Owned Real Property located in Houston, TX, U.S.A., (ii) periodic monitoring, sampling and testing of groundwater for, and development of an investigation plan to assess, EDTA and chlorobenzenes, in each case, existing as of the Closing at the Owned Real Property located in Helsingborg, Sweden, including any obligation to conduct or fund soil removal or groundwater remediation or monitoring activities to the extent required to address such conditions existing as of the Closing Date that is imposed by the relevant Governmental Authority on or after the Closing Date and (iii) any removal, remediation, investigation, corrective or monitoring activities with respect to Hazardous Materials existing or Released as of the Closing in soil or groundwater at the Owned Real Property located in Paulinia, Brazil, including any surface or sub-surface investigation, study, assessment, sampling and testing related to the foregoing, in each case, to the extent necessary to address those issues identified by CETESB in its inspection report issued on August 26, 2013 (#723/13/CJU) and related two Infraction Notices issued on August 27, 2013 (#37002269 and #37002270), including any such obligation to address such pre-Closing conditions that is imposed by CETESB on or after the Closing Date; provided that Seller’s obligation to conduct or fund any such obligation associated with the foregoing or to otherwise indemnify Buyer under Section 10.2 for Losses pursuant to this clause (d) shall terminate with respect to any remediation required under any Environmental Law upon the earlier of Seller’s receipt of notice from any Governmental

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Authority with jurisdiction over the relevant obligation that such Governmental Authority will not require or undertake any further action with respect to such matter, or if no notice from such a Governmental Authority is forthcoming, Seller’s reasonable determination that it has fulfilled any applicable clean-up standards, risk standards, guidance values or other applicable requirements or standards and that no further action is required, in each case, under Environmental Law;

(e)           Environmental Liabilities at the Owned Real Property located in Nantou, Taiwan to the extent arising out of or relating to compliance with all applicable requirements of the Taiwan Soil and Groundwater Pollution Remediation Act and Environmental Liabilities at the Business Real Property located in Kimcheon, South Korea to the extent arising out of or relating to compliance with all applicable requirements of the Soil Environment Conservation Act in connection with the transactions contemplated by this Agreement;

(f)           Environmental Liabilities arising from or relating to any business, asset or property disposed of or discontinued by the Seller or any Seller Affiliate prior to the Closing, including under any agreement providing for the sale of such business, asset or property; and

(g)           Other Excluded Remediation Liabilities for which written notice has been received by Seller or Buyer or any of their Affiliates prior to or on the third (3rd) anniversary of the Closing Date as provided in Section 10.1(b).

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